UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

W2007 Grace Acquisition I, Inc.

(Name of the Issuer)

W2007 Grace Acquisition I, Inc.

W2007 Grace II, LLC

W2007 Grace Acquisition II, Inc.

W2007 Grace I, LLC

PFD Holdings, LLC

Whitehall Parallel Global Real Estate Limited Partnership 2007

W2007 Finance Sub, LLC

Whitehall Street Global Real Estate Limited Partnership 2007

The Goldman Sachs Group, Inc.

Todd Giannoble

Greg Fay

Brian Nordahl

(Names of Persons Filing Statement)

8.75% Series B Cumulative Preferred Stock, par value $0.01 per share

9.00% Series C Cumulative Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

982568206

982568305

(CUSIP Number)

Gregory Fay

6011 Connection Drive, Irving, TX 75039

Tel: (972) 368-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

Attention: Eric M. Krautheimer

Tel: (310) 712-6600

This statement is filed in connection with (check the appropriate box):

(a)	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$62,380,890.00	$7,248.66

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of $26.00 for each of the 3,450,000 outstanding shares of 8.75% Series B Cumulative Preferred Stock, par value $0.01 per share, and the 2,400,000 outstanding shares of 9.00% Series C Cumulative Preferred Stock, par value $0.01 per share, of the issuer subject to the transaction, less 3,450,735 shares beneficially owned by affiliates of the issuer which will contribute such shares to a newly formed subsidiary, which subsidiary will then be contributed to the issuer immediately prior to the effective time in exchange for newly issued shares of the issuer’s common stock (the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, was calculated by multiplying the Transaction Valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,248.66	Filing Party: W2007 Grace Acquisition I, Inc.

Form or Registration No.: Schedule 13E-3	Date Filed: August 14, 2015

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) W2007 Grace Acquisition I, Inc., a Tennessee corporation (the “Company”), the issuer of the shares of 8.75% Series B Cumulative Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”) and 9.00% Series C Cumulative Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock,” together with the Series B Preferred Stock, the “Preferred Stock”); (b) W2007 Grace II, LLC, a Tennessee limited liability company (“Parent”); (c) W2007 Grace Acquisition II, Inc., a Tennessee corporation and wholly owned subsidiary of Parent (“Merger Sub”); (d) W2007 Grace I, LLC, a Tennessee limited liability company (“Grace I”), (e) PFD Holdings, LLC, a Delaware limited liability company (“PFD Holdings”); (f) Whitehall Parallel Global Real Estate Limited Partnership 2007, a Delaware limited partnership (“Whitehall Parallel”); (g) W2007 Finance Sub, LLC, a Delaware limited liability company (“Finance Sub”), (h) Whitehall Street Global Real Estate Limited Partnership 2007, a Delaware limited partnership (“Whitehall Street”, and together with PFD Holdings, Whitehall Parallel and Finance Sub, the “Whitehall Parties”), (i) The Goldman Sachs Group, Inc., a Delaware corporation (“GS Group”), (j) Todd Giannoble, (k) Greg Fay and (l) Brian Nordahl. As used in this Transaction Statement, “the Company,” “we,” “our” and “us” refer to W2007 Grace Acquisition I, Inc.

This Transaction Statement relates to the transactions contemplated by the Agreement and Plan of Merger, dated as of May 10, 2015 (the “merger agreement”), by and among the Company, Parent, Merger Sub and, solely for the purposes of certain payment obligations thereunder, the Whitehall Parties. Pursuant to the merger agreement, the Company will be merged with and into Merger Sub (the “merger”), with Merger Sub surviving the merger and becoming a wholly owned subsidiary of Parent. The merger will become effective at the time (the “effective time”) when the Tennessee articles of merger have been duly filed with the Secretary of State of Tennessee or at such later time as may be specified therein. The charter of Merger Sub, as in effect immediately prior to the effective time, will be the charter of the surviving corporation until thereafter amended in accordance with the provisions thereof and as provided by applicable law. We expect the merger to occur as promptly as practicable after the satisfaction or waiver of the conditions to closing under the merger agreement, including the final approval and entry of a final and non-appealable order and judgment (the “final approval order”) of the Stipulation (as defined below) by the United States District Court for the Western District of Tennessee (the “Court”) (which condition may not be waived). Certain of the conditions, including approval of the merger agreement by our shareholders, have been satisfied. The Company is a defendant in the action David Johnson, et al. v. W2007 Grace Acquisition I Inc., et al., No. 2:13-cv-02777 (W.D. Tenn.) (the “Action”) pursuant to which the plaintiffs therein (the “Plaintiffs”) and the Company, together with the other defendants (together with the Company, the “Defendants”), reached a stipulation of settlement (the “Stipulation”) after extensive negotiation with current and former unaffiliated holders of the Preferred Stock. The Stipulation was preliminarily approved by the Court on April 30, 2015. A hearing for the final approval of the Stipulation was held on September 11, 2015. The amendment to the Company’s Amended and Restated Charter and the merger agreement were approved by the requisite shareholder vote at a special meeting convened by the Company on July 14, 2015 (the “special meeting”), at which meeting both proposals were approved by the votes required by applicable law. The merger agreement and the transactions were contemplated by the Stipulation and form a material part thereof.

The Company distributed a proxy statement (the “Proxy Statement”) to holders of the Preferred Stock in connection with the special meeting, pursuant which the Company’s board of directors solicited proxies from holders of the Preferred Stock in connection with the merger and which is attached hereto as Exhibit (a)-(1). The Proxy Statement, including the annexes attached thereto, are hereby incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified by the information contained in the Proxy Statement and the annexes thereto. All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

SPECIAL FACTORS

Purposes of the Merger

The merger agreement and the transactions contemplated by the Stipulation were agreed to after extensive negotiation with Plaintiffs’ counsel in connection with the Action. Pursuant to the Stipulation, the Defendants in the Action agreed to, among other things, adopt and present for a vote the amendment to the Company’s Amended and Restated Charter and the merger agreement. The Stipulation resolves claims asserted in the Action on behalf of (i) members of the Holder Class (as defined below) and (ii) members of the Seller Class (as defined below). The Stipulation also provides for a broad release by members of the Holder Class and Seller Class of any and all claims (including any and all unknown claims), demands, actions, causes of action, obligations, debts, judgments and liabilities of any kind, nature and description, whether direct or derivative, whether at law or in equity, upon any legal or equitable theory, whether contractual, common law or statutory, whether arising under federal, state, common, or foreign law (including, without limitation, claims under the federal securities laws and regulations, claims for breach of fiduciary duty, breach of contract or corporate charter, or the misstatement of or the failure to disclose material facts), whether secured or unsecured, contingent or absolute, choate or inchoate, liquidated or unliquidated, perfected or unperfected, in any forum, including in arbitration or similar proceedings, including class, derivative, individual or other claims, that previously existed or that currently exist as of the date of the approval of the settlement contemplated by the Stipulation (the “Settlement”) by the Court or that may arise in the future, against the released Defendant parties in the Action, (1) related to the purchase, sale, holding or investment in, or the terms of, the securities of the Company or its predecessors (including Equity Inns, Inc.), including, without limitation, the Preferred Stock, (2) asserted, or that could have been asserted, in the Action, or arising out of or relating to the facts, matters and transactions alleged in the Action, including, without limitation, claims for breach of contract, claims for breach of fiduciary duties, and claims for violations of the Tennessee Business Corporation Act (the “TBCA”), and/or (3) arising out of the merger that is a component of the Settlement, including, without limitation, claims related to the sufficiency of the merger process and the Proxy Statement, and claims for breach of the fiduciary duties; provided that the released claims do not include claims based upon the interpretation or enforcement of the terms of the Settlement.

Alternatives to the Merger

The various alternatives the board of directors of the Company considered included the following:

•	going to trial and obtaining a final judgment, which the Company believes would be a lengthy and expensive process for both the Plaintiffs and the Defendants in the Action. Prior to entering into the Settlement, the parties engaged in merits and class certification discovery for approximately seven months. Over a four-month period, the parties also engaged in discovery related to the ARC Transaction and negotiated the terms of the Settlement. The Company believes that resolving the Action by the Settlement, of which the merger is an essential part, is superior because class actions invariably result in the expenditure of substantial resources by the parties and in this case, would expose the Company to unpredictable liability and a waste of corporate resources; and

•	distributing the cash of the Company as the cash becomes available. Absent the Settlement, the Company believes that if all shares of the Preferred Stock remained outstanding and the Company determined to distribute the proceeds from the ARC Transaction in accordance with the Company’s ownership interest in the 116 hotel assets sold in the ARC Transaction, together with the 10 remaining hotel assets (the “Excluded Hotel Assets”), the cash available to distribute to the holders of the Preferred Stock would be less than the $26.00 per share contemplated in the Settlement. In addition, because cash proceeds from the ARC Transaction would be received by the Company over time, absent the Settlement, shareholders would be forced to wait until such cash proceeds were distributed to the Company, and the timing of any distribution of cash to shareholders of all or a portion of the proceeds by the Company would therefore remain uncertain.

Each of the Filing Persons has considered the same strategic alternatives as the Company’s board of directors as described above, and such Filing Persons have determined, based upon the reasons set forth below, that the merger pursuant to the Settlement is the best method to achieve the intended result.

Reasons for the Merger

In reaching its decision to approve the Settlement and the merger agreement, the various factors the board of directors of the Company considered included, among others and not necessarily in order of relative importance:

•	that the Settlement, including the proposed merger, represents the result of a good faith, arm’s-length negotiation amongst experienced counsel of the Defendants and Plaintiffs in the Action;

•	that, absent the Settlement, if the Defendants in the Action determined to distribute the proceeds from the ARC Transaction in accordance with the Company’s ownership interest in the 116 hotel assets sold in the ARC Transaction, together with the Excluded Hotel Assets, the cash available to distribute to the holders of the Preferred Stock would be less than the $26.00 per share contemplated in the Settlement;

•	that the Settlement, including the proposed merger, facilitates a resolution of the Action in light of the risks, costs and duration of continued litigation of the Action;

•	that the Settlement would entitle the holders of the Preferred Stock to a more timely and certain recovery in cash (the Settlement was entered into almost seven months before the Court granted preliminary approval of the Settlement; a hearing for final approval occurred less than one year after the entry into the Settlement);

•	that the Settlement was intended to compensate all members of the Seller Class and Holder Class at one time and that,

absent the Settlement and the merger, the shares of the Preferred Stock would remain outstanding and the recovery on these shares would be less than the consideration to be received in the Settlement and the liquidation preference and accumulated but unpaid dividends on the shares of the Preferred Stock; and

•	that absent the merger, the Company may be required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which would impose restrictions that could have a material adverse effect on the Company.

Although the length of time to obtain preliminary approval by the Court caused the ultimate timing of the merger to fall after the consummation of the ARC Transaction and after the entrance into a contract for sale of nine of the Excluded Hotel Assets, the Settlement served to fix the payments at a time when the sale of the Company’s assets pursuant to the ARC Transaction or otherwise was otherwise uncertain.

Effects of the Merger

Upon receipt of the final approval order, effectiveness of the Settlement and completion of the merger, the Stipulation will resolve claims asserted in the Action on behalf of (i) members of the Holder Class and (ii) members of the Seller Class. The Stipulation also provides for a broad release by members of the Holder Class and Seller Class of any and all claims (including any and all unknown claims), demands, actions, causes of action, obligations, debts, judgments and liabilities of any kind, nature and description, whether direct or derivative, whether at law or in equity, upon any legal or equitable theory, whether contractual, common law or statutory, whether arising under federal, state, common, or foreign law (including, without limitation, claims under the federal securities laws and regulations, claims for breach of fiduciary duty, breach of contract or corporate charter, or the misstatement of or the failure to disclose material facts), whether secured or unsecured, contingent or absolute, choate or inchoate, liquidated or unliquidated, perfected or unperfected, in any forum, including in arbitration or similar proceedings, including class, derivative, individual or other claims, that previously existed or that currently exist as of the date of the final approval order or that may arise in the future, against the released Defendant parties in the Action, (1) related to the purchase, sale, holding or investment in, or the terms of, the securities of the Company or its predecessors (including Equity Inns, Inc.), including, without limitation, the Preferred Stock, (2) asserted, or that could have been asserted, in the Action, or arising out of or relating to the facts, matters and transactions alleged in the Action, including, without limitation, claims for breach of contract, claims for breach of fiduciary duties, and claims for violations of the TBCA, and/or (3) arising out of the merger that is a component of the Settlement, including, without limitation claims related to the sufficiency of the merger process and the Proxy Statement, and claims for breach of the fiduciary duties; provided that the released claims do not include claims based upon the interpretation or enforcement of the terms of the Settlement.

Effect on the Company

At the effective time, the Company will be merged with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of Parent.

The merger will become effective at the time when the Tennessee articles of merger have been duly filed with the Secretary of State of Tennessee or at such later time as may be specified therein. The charter of Merger Sub, as in effect immediately prior to the effective time, will be the charter of the surviving corporation until thereafter amended in accordance with the provisions thereof and as provided by applicable law.

Effect on Series B Preferred Stock

Following the effective time, holders of the Company’s Series B Preferred Stock will have no further ownership interest in the surviving corporation. Instead, each outstanding share of Series B Preferred Stock (other than shares of Series B Preferred Stock owned by us or any of our direct or indirect subsidiaries) immediately prior to the effective time will automatically be converted into, and cancelled in exchange for, the right to receive $26.00 in cash, without interest and less any applicable withholding taxes (the “merger consideration”). If the Stipulation is finally approved by the Court, PFD Holdings may elect to have cancelled the shares of our Series B Preferred Stock that it owns in lieu of accepting the merger consideration by contributing such shares of our Series B Preferred Stock to a newly formed subsidiary, which subsidiary will then be contributed to the Company immediately prior to the effective time in exchange for newly issued shares of our common stock. If such election is made, such shares of our Series B Preferred Stock will, immediately prior to the effective time, be cancelled without payment of any consideration to PFD Holdings.

Effect on Series C Preferred Stock

Following the effective time, holders of the Company’s Series C Preferred Stock will have no further ownership interest in the surviving corporation. Instead, each outstanding share of Series C Preferred Stock (other than shares of Series C Preferred Stock owned by us or any of our direct or indirect subsidiaries) immediately prior to the effective time will automatically be converted into, and cancelled in exchange for, the right to receive the merger consideration of $26.00 in cash, without interest and less any applicable withholding taxes. If the Stipulation is finally approved by the Court, PFD Holdings may elect to have cancelled the shares of our Series C Preferred Stock that it owns in lieu of accepting the merger consideration by contributing such shares of our Series C Preferred Stock to a newly formed subsidiary, which subsidiary will then be contributed to the Company immediately prior to the effective time in exchange for newly issued shares of our common stock. If such election is made, such shares of our Series C Preferred Stock will, immediately prior to the effective time, be cancelled without payment of any consideration to PFD Holdings.

Effect of the Merger on the Ownership of the Company

After the merger, each of our outstanding stock certificates representing any shares of our Series B Preferred Stock and our Series C Preferred Stock will represent only the right to receive the merger consideration as described in the Proxy Statement. The merger consideration paid upon surrender of each certificate of our Series B Preferred Stock and our Series C Preferred Stock will be paid in full satisfaction of all rights pertaining to such shares of our Series B Preferred Stock and our Series C Preferred Stock. Each share of our common stock and each share of our Series D Cumulative Preferred Stock (the “Series D Preferred Stock”) will be cancelled without consideration. Following the effective time, the Company will be a wholly owned subsidiary of Parent (which is wholly owned by the Whitehall Parties).

Fairness of the Merger

The Company reasonably believes that the merger is fair to unaffiliated holders of the Preferred Stock.

Neither the Company nor its board of directors made any recommendations as to whether holders of the Preferred Stock should have voted in favor of the merger at the special meeting for the following reasons, among others:

•	Parent, the Company’s parent entity and a Defendant in the Action, owns 100% of the issued and outstanding common stock of the Company and thus controls the vote to elect the board of directors of the Company;

•	PFD Holdings, an affiliate of the Company and a Defendant in the Action, owns a majority of the Preferred Stock;

•	GS Group, an affiliate of the Company and a Defendant in the Action, owns all of the Series D Preferred Stock; and

•	Approval of the merger agreement and the amendment to our Amended and Restated Charter are conditions to the Stipulation, pursuant to which the Defendants in the Action, including the Company, its directors, Parent, PFD Holdings and GS Group will be released.

The board of directors of the Company considered the following factors in determining that the merger is fair to the unaffiliated holders of the Preferred Stock:

•	the Settlement, including the merger, is conditionally approved by the Court as being fair, reasonable and adequate to all members of the class and represents the result of a good-faith arm’s-length negotiation between the Defendants and Plaintiffs in the Action;

•	the Settlement facilitates the receipt by class members of a substantial, timely payment (the Settlement was entered into almost seven months before the Court granted preliminary approval of the Settlement; a hearing for final approval occurred less than one year after the entry into the Settlement);

•	the consideration of $26.00 per share for the members of the Holder Class (plus any residual from the Net Seller Class Settlement Fund (as defined below)) is greater than any value that could be realized by holders of the Preferred Stock from a liquidation or sale of assets of the Company out of the sale proceeds of the ARC Transaction and any reasonably expected proceeds from the sale of the Excluded Hotel Assets;

•	As described in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—ARC Transaction”, the Company estimated that the proceeds that could be distributed to the holders of the Preferred Stock, including PFD Holdings, as a result of the ARC Transaction, would be approximately $22.46 per share of Preferred Stock assuming the initial capital contributions of the Class A Interests received in the ARC Transaction of $447.1 million are repaid in full, and excluding (a) any preferred return that may be received in connection with the Class A Interests, (b) a present value discount to the repayment of the Class A Interests or any preferred return, which payments will occur over time, (c) any value attributed to the Excluded Hotel Assets, (d) any cash, other working capital assets and liabilities of the Company which might otherwise result in a distribution to holders of the Preferred Stock in connection with the liquidation of the Company and (e) any income tax effects which may be applicable to proceeds received by the Company. The preferred return was excluded from the foregoing as the Company believes that it would need to be presented with a present value discount to accurately reflect its value, and with that discount, the overall value of the proceeds would decrease. As the present value determination involves judgments and assumptions as to the discount rate and the timing of payments, the Company thought it would be helpful to separately present (a) the value on a par basis and (b) a discounted amount as it might be collected over time based on what the Company believed were reasonable assumptions. The estimated present value of proceeds from the ARC Transaction and the preferred return (applying a 15% discount rate) was estimated to be approximately $19.23 per share of the Preferred Stock. The estimated present value of proceeds from the ARC Transaction assumed that the preferred return is collected monthly, and 50% of the initial capital contribution is collected 36 months after February 27, 2015, the closing date of the

ARC Transaction, and the remaining 50% of the initial capital contribution is collected 48 months after the closing date of the ARC Transaction. This assumption regarding the timing of the initial capital contribution is based on the terms set forth in the limited liability company agreements of the issuers of the Class A Interests. The 15% discount rate was the Company’s board of directors’ determination of a reasonable discount rate based on the risk profile of the Class A Interests, including the buyers’ debt financing (which would have priority in recovery over the Class A Interests). Both the estimated proceeds over time from the ARC Transaction and the estimated present value of proceeds from the ARC Transaction exclude (i) any value attributed to the Excluded Hotel Assets, (ii) any cash, other working capital assets and liabilities of the Company which might otherwise result in a distribution to holders of the Preferred Stock in connection with the liquidation of the Company and (iii) any income tax effects which may be applicable to proceeds received by the Company. The Class A Interests will have a stated rate of preferred return of 7.50% per annum for the first 18 months following the closing of the ARC Transaction, and 8.00% per annum thereafter;

•	Assuming the proceeds that would be received from a sale of the Excluded Hotel Assets equal the $100.0 million that was provided for in that certain sale agreement, dated as March 25, 2015, which has since been terminated, restated and amended, less $2.0 million of estimated transaction expenses (exclusive of any present value discount), the Company estimated in the Proxy Statement that the potential proceeds in respect of such hotels would result in approximately $0.50 per share of Preferred Stock. Based on the foregoing assumptions, the sum of the estimated proceeds over time from the ARC Transaction and the proceeds from the sale of the Excluded Hotel Assets is approximately $22.96 per share of Preferred Stock, and the sum of the estimated present value of proceeds from the ARC Transaction and the estimated proceeds from the sale of the Excluded Hotel Assets is approximately $19.73 per share of Preferred Stock. A tabular presentation of the calculation of the $22.96 per share amount is set forth in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—ARC Transaction,” and has been reprinted below. On July 23, 2015, subsidiaries of W2007 Equity Inns Senior Mezz LLC (“Senior Mezz”), an entity in which the Company has a 3% interest consummated the sale of nine Excluded Hotel Assets for $85 million pursuant to the March 25, 2015 agreement, as amended and restated. The subsidiaries of Senior Mezz intend to sell the one Excluded Hotel Asset that has not been sold. Because the one remaining Excluded Hotel Asset remains unsold, the proceeds are unknown, but the Company has assumed a value of $15 million based on the difference between the purchase price for the ten Excluded Hotel Assets in the March 25, 2015 Agreement and the nine Excluded Hotel Assets which were actually sold. Changes in the net sales price of the one remaining Excluded Hotel Asset will have a negligible effect on the amount that could be allocated to the shares of Preferred Stock, as every increase or decrease of $1.95 million in the value of the one remaining Excluded Hotel Asset would only increase or decrease, respectively, the amount which could be distributed in respect of the shares of the Preferred Stock, including those held by PFD Holdings, by $0.01 per share. There can be no assurance as to whether or when that hotel will be sold, the form of consideration which may be received in respect of that hotel or whether the consideration which may be received in respect of that hotel will be greater or less than the purchase price allocated to that hotel in the March 25, 2015 agreement. Even if a transaction for the one remaining Excluded Hotel Asset does occur, there can be no assurance as to when a distribution from such sale proceeds will be received by the Company;

•	For the period between the announcement of the execution of the Original Sale Agreement (as defined herein) until the announcement of the non-binding memorandum of understanding, the average closing price for Series B Preferred Stock was $20.36 and for the Series C Preferred Stock was $20.57, each of which is below the $26.00 per share merger consideration, based on the reported closing prices on the OTC Markets Group, Inc. website; and

•	the Settlement, including the merger, facilitates the receipt by the holders of the Preferred Stock of cash for their shares irrespective of the limited trading market for the Preferred Stock.

The following is the tabular presentation from the proxy statement, including conforming changes based on the disclosure in the Transaction Statement, presenting the calculation of the $22.96 per share of Preferred Stock a result of the estimated proceeds over time from the ARC Transaction and the proceeds from the sale of the Excluded Hotel Assets:

	Trust Hotels*	Senior Mezz Hotels†	Total
(Amounts in millions except per share amounts)
Summary of ARC Transaction Proceeds[1]
Purchase Price of Sold Hotels[2]	$346.8	$1,461.3	$1,808.1
Net Cash Received at Closing from ARC Transaction[1]	22.2	106.0	128.2
Net Cash Received from ARC Transaction, net of Accrued or Contingent Costs Related to ARC Transaction[1]	18.7	84.6	103.3
Class A Interests Issued in ARC Transaction[3]	99.8	347.3	447.1
Company’s 3.0% interest in Senior Mezz Net Cash Received from ARC Transaction, net of Accrued or Contingent Costs Related to ARC Transaction[4]	2.5	(2.5)	—
Company’s 3.0% Interest in Senior Mezz Class A Interests[5]	10.4	(10.4)	—
Estimated Proceeds over Time from ARC Transaction, excluding Potential Proceeds from the Sale of the Excluded Hotel Assets[6]	$131.4
Estimated Proceeds over Time from ARC Transaction, excluding Potential Proceeds from the Sale of the Excluded Hotel Assets per share of Preferred Stock[6]	$22.46
Estimated Potential Proceeds from the Sale of the Excluded Hotel Assets[7]	$—	$98.0	$98.0
Company’s 3.0% interest in the Estimated Potential Proceeds from the Sale of the Excluded Hotel Assets [7]	2.9	(2.9)	—
Total Combined Proceeds from ARC Transaction and Potential Proceeds from the Sale of the Excluded Hotel Assets[8]	$134.3
Total Combined Proceeds from ARC Transaction and Potential Proceeds from the Sale of the Excluded Hotel Assets per share of Preferred Stock[8]	$22.96

Detailed ARC Transaction Costs
Purchase Price[2]	$346.8	$1,461.3	$1,808.1

Cash Costs Paid at Closing
Goldman, Sachs & Co, Advisory Fee	(2.3)	(9.7)	(12.0)
Deutsche Bank Securities, Inc. Advisory Fee and expenses	(1.6)	(6.5)	(8.1)
Other[9]	(13.2)	(6.7)	(19.9)

	Trust Hotels*	Senior Mezz Hotels†	Total

Operational prorations	(0.4)	0.6	0.2
Capital Reduction[10]	(2.2)	(9.7)	(11.9)

Total Cash Costs Paid at Closing	(19.7)	(32.0)	(51.7)

Net Proceeds after Cash Costs Paid at Closing	327.1	1,429.3	1,756.4
Debt:
Senior and Mezzanine Debt[11]	(153.5)	(976.0)	(1,129.5)
Trust Preferred Redeemed at Closing[12]	(51.6)	—	(51.6)

Total Debt Assumed or Redeemed	(205.1)	(976.0)	(1,181.1)

Net Proceeds After Debt Assumption/Redemption	122.0	453.3	575.3
Class A Interests Issued in the ARC Transaction[3]	(99.8)	(347.3)	(447.1)

Net Cash Received at Closing from ARC Transaction	22.2	106.0	128.2

Accrued or Contingent Costs Related to the ARC Transaction
Disposition Fee Payable to Asset Manager GSRM (Sold Hotels)[13]	(1.7)	(7.3)	(9.0)
Accrued Disposition Fee Payable to Asset Manager GSRM (previously sold assets)[14]	(0.4)	—	(0.4)
Real Estate Tax Reserve[15]	(2.9)	(14.1)	(17.0)
Proceeds from Ownership Interest in Trust Preferred[12]	1.5	—	1.5

Total Accrued or Contingent Costs Related to the ARC Transaction	3.5	21.4	24.9

Net Cash Received from ARC Transaction, net of Accrued or Contingent Costs Related to the ARC Transaction	18.7	84.6	103.3

*	Represents 20 hotels sold in the ARC Transaction previously owned by various limited partnerships with various corporations as their sole general partners, which corporations were wholly-owned by W2007 Equity Inns Trust, a Maryland trust, which is being treated as if it were 100% owned by the Company.
†	Represents 96 hotels sold in the ARC Transaction previously owned by wholly-owned subsidiaries of Senior Mezz.
[1]	See also Detailed Transaction Costs below.
[2]	Purchase price allocation among the hotels provided by the ARC Buyers (as defined below) in the Sale Agreement (as defined below) with respect to the hotels that were sold.
[3]	The initial capital contribution of the Class A Interests issued to the Sellers in the ARC Transaction; mandatory payment equal to 50% of the initial capital contribution is required within three years and 100% within four years.
[4]	Calculated as 3% of the Senior Mezz Hotels Net Cash Received from ARC Transaction, net of Accrued or Contingent Costs Related to the ARC Transaction.
[5]	Calculated as 3% of the initial capital contribution of Class A Interests Issued in ARC Transaction; mandatory payment equal to 50% of the initial capital contribution is required within three years and 100% within four years.
[6]	Excludes (i) any sale proceeds of the Excluded Hotel Assets, (ii) any preferred return that may be received in connection with the Class A Interests, (iii) any cash or other working capital assets and liabilities of the Company and any cash or working capital assets and liabilities of Senior Mezz which might otherwise result in a distribution to holders of the Preferred Stock in connection with the liquidation of the Company and (iv) any income tax effects which may be applicable to proceeds received by the Company.
[7]

Estimated sale proceeds of the Excluded Hotel Assets calculated as $100.0 million gross sales price based on the purchase price of the Excluded Hotel Assets under the March 25, 2015 agreement for the Excluded Hotel Assets (to which the Company received a termination notice dated May 6, 2015), less $2.0 million of estimated transaction expenses. On July 23, 2015, subsidiaries of Senior Mezz consummated the sale of nine

Excluded Hotel Assets for $85 million pursuant to the March 25, 2015 agreement, as amended and restated. Because the one remaining Excluded Hotel Asset remains unsold, the proceeds are unknown, but the Company has assumed a value of $15 million based on the difference between the purchase price for the ten Excluded Hotel Assets in the March 25, 2015 agreement and the nine Excluded Hotel Assets which were actually sold. There can be no assurance as to whether or when that hotel will be sold, the form of consideration which may be received in respect of that hotel or whether the consideration which may be received in respect of that hotel will be greater or less than the purchase price allocated to that hotel in the March 25, 2015 agreement. Even if a transaction for the one remaining Excluded Hotel Asset does occur, there can be no assurance as to when a distribution from such sale proceeds will be received by the Company.
[8]	Excludes (i) any preferred return that may be received in connection with the Class A Interests, (ii) any cash or other working capital assets and liabilities of the Company and any cash or working capital assets and liabilities of Senior Mezz which might otherwise result in a distribution to holders of the Preferred Stock in connection with the liquidation of the Company and (iii) any income tax effects which may be applicable to proceeds received by the Company.
[9]	For the Trust Hotels, this amount includes (i) $11.3 million in defeasance and related costs in respect of debt repaid at closing, (ii) transfer taxes of $0.8 million, (iii) legal and accounting costs of $0.9 million and (iv) sales tax on FF&E sale of $0.2 million. For the Senior Mezz Hotels, this amount includes (i) transfer taxes of $2.9 million, (ii) legal and accounting costs of $3.8 million, (iii) sales tax on FF&E sale of $40 thousand and (iv) other costs in the amount of $45 thousand.
[10]	Reduction in the purchase price for capital expenditures of $11.9 million as provided for in the Sale Agreement.
[11]	Debt balances as of February 27, 2015.
[12]	Company owned $1.5 million of common securities in the trust which owned the Trust Preferred Debt; this amount was returned to the Company following redemption of the Trust Preferred Debt.
[13]	Disposition fee due to Goldman Sachs Realty Management, L.P. (“GSRM”), an affiliate of the Company, under its asset management agreements with the Company and Senior Mezz which is 0.50% of the gross purchase price (including consideration paid as Class A Interests). Included as an increase to Other Liabilities Payable to Affiliate in the Company’s Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2014, as filed with the SEC on Form 8-K/A on June 30, 2015.
[14]	Accrued disposition fees payable to GSRM for the sale of six assets previously sold and are allocated based on sold asset’s owner ($360,695 with respect to the Trust Hotels and $23,449 with respect to the Senior Mezz Hotels). Included in Other Liabilities Payable to Affiliate on the Company’s consolidated balance sheet as of December 31, 2014.
[15]	Reserve for the real estate tax make -whole as provided for in the Sale Agreement. These reserves may become payable under certain conditions provide for in the Sale Agreement at any time up to month 36 following close of the ARC Transaction and are in addition to the Other Liabilities reflected on the Company’s consolidated balance sheet as of December 31, 2014 and the Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2014, as filed with the SEC on Form 10-K on June 12, 2015 and on Form 8-K/A on June 30, 2015, respectively.

The board of directors of the Company did not assign specific weight to the factors set forth above in a mathematical format. The most weight was given to the estimated present value of the distribution to holders of the Preferred Stock resulting from the ARC Transaction and estimated potential sale proceeds from the sale of the Excluded Hotel Assets.

The board of directors of the Company did not consider the following factors to be material in determining that the merger is fair to the unaffiliated holders of the Preferred Stock:

•	The current market price of the Preferred Stock given the limited trading volume of the Preferred Stock which in the board’s view was not determinative of the value of the Preferred Stock, despite the fact that the per share merger consideration offered to holders of Preferred Stock represented a premium over the then-current market price, and represents a premium to the reported price on the OTC Markets Group, Inc. website on September 21, 2015;

•	The net book value of the Company because net book value was not a relevant metric to the board in determining the fairness of the merger. Net book value is more relevant, in the Company’s view, in an acquisition of a company’s common stock, which is not present in this transaction. Additionally, the Company notes that the net book value was a negative value;

•	The going concern value of the Company because at all times that the Settlement was negotiated, the Company had entered into the binding agreement for the ARC Transaction, the consummation of which would leave the Company without a going concern, and now all but one of the hotels have been sold;

•	The purchase price paid in previous purchases by the Filing Persons disclosed under Item 2 given that the purchase by PFD Holdings of 10,000 shares of Preferred Stock in December 2014 occurred after the per share merger consideration was agreed and is a reflection of the price that had already been determined; and

•	The disposition fees or advisory fees paid by the Company or its subsidiaries to various affiliates of the Filing Persons in connection with the ARC Transaction. These payments were made pursuant contractual obligations set forth in an asset management agreement entered into prior to the contemplation of the ARC Transaction and the Settlement. The above description of the $22.96 per share of Preferred Stock calculation includes a description of the applicable fees.

In addition, no report, opinion or appraisal from an outside party related to the merger was prepared for the board of directors of the Company or any other Filing Persons.

The Company’s board of directors also considered the following potential adverse factors in connection with the merger:

•	that the approval by the shareholders of the merger agreement at the special meeting was assured without the affirmative vote of any shareholder other than PFD Holdings, for the reasons set forth in the Proxy Statement under the caption “The Special Meeting—Vote Required”;

•	that the board of directors of the Company did not select an independent representative to act solely on behalf of the unaffiliated holders of the Preferred Stock. The Company does not believe the failure to do so affects the fairness of the merger, as the Plaintiffs in the Action were represented by independent counsel who negotiated the Settlement (which includes the merger agreement) with the Company on an arm’s-length basis; and

•	that, in accordance with the TBCA, neither the Company nor our board of directors made any recommendations as to whether holders of the Preferred Stock should vote in favor of the merger at the special meeting. The Company believes that it is in the interest of the unaffiliated holders of the Preferred Stock that the Company and its board of directors refrained from making a recommendation for the reasons stated in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—No Recommendation by Our Board of Directors”.

Each of the Filing Persons joins the Company’s board of directors in its determination that the merger is procedurally and substantively fair to all unaffiliated holders of the Preferred Stock. In making such a determination, each of the Filing Persons relied upon the factors considered by, and analyses of, the Company’s board of directors, and expressly adopted such factors, analyses and conclusions as its own as described herein.

Approval of Security Holders

The proposal to approve the merger agreement required the affirmative vote of the holders of at least a majority of the outstanding shares of each class of our capital stock that were entitled to vote at the special meeting, voting separately by class. Parent beneficially owns and has the right to vote 100% of the 100 shares of the Company’s issued and outstanding common stock and delivered a unanimous written consent in accordance with the TBCA consenting to the approval of the merger agreement. PFD Holdings beneficially owns and has the right to vote approximately 51% of the outstanding shares of the Series B Preferred Stock and approximately 71% of the Series C Preferred Stock and thus holds a sufficient number of shares of the Preferred Stock to approve the merger for each of those classes voting separately without the vote of any other holders of the Preferred Stock. GS Group, an affiliate of the Company and a Defendant in the Action, beneficially owns and has the right to vote all of the 112 shares of the issued and outstanding shares of the Series D Preferred Stock and delivered a unanimous written consent in accordance with the TBCA, consenting to the approval of the merger agreement. Accordingly, the approval by the shareholders of the merger agreement at the special meeting was assured without the affirmative vote of any other shareholder. At the special meeting, the merger agreement was approved by a vote of 74% of the outstanding shares of the Series B Preferred Stock and 86% of the outstanding Series C Preferred Stock, resulting in votes in excess of the vote required under the TBCA to approve the merger agreement.

Approval of the amendment to our Amended and Restated Charter required the affirmative vote of holders of at least 66 2/3% of the outstanding shares of our Series B Preferred Stock and Series C Preferred Stock voting together as a single class. Because the amendment to the Amended and Restated Charter required the vote of holders of 66 2/3% of the shares of the Series B Preferred Stock and the Series C Preferred Stock, the amendment required the vote of holders other than PFD Holdings. At the special meeting, the amendment to our Amended and Restated Charter was approved by a vote of 79% of the outstanding shares of the Series B Preferred Stock and the Series C Preferred Stock, voting together as a single class.

Unaffiliated Representative

While the Company has no employees, all of the directors of the Company are officers of the Company and employees of affiliates of the Company. The board has not selected an independent representative to act solely on behalf of the unaffiliated holders of the Preferred Stock. However, the Plaintiffs in the Action were represented by independent counsel who negotiated the merger agreement and the Settlement with the Company on an arm’s-length basis.

Approval of Directors

While the Company has no employees, all of the directors of the Company are officers of the Company and employees of affiliates of the Company. Neither the Company nor its board of directors makes any recommendations as to whether holders of the Preferred Stock should vote in favor of the merger at the special meeting for the reasons stated below in Item 8(a).

Item 1	Summary Term Sheet

The Merger	Pursuant to the merger agreement, the Company will be merged with and into Merger Sub, with Merger Sub surviving the merger and becoming a wholly owned subsidiary of Parent. The merger is a material part of the Stipulation which was preliminarily approved by the Court on April 30, 2015, after extensive negotiation with counsel for Plaintiffs on behalf of current and former unaffiliated holders of the Preferred Stock. See the information provided in the Proxy Statement under the caption “Approval of the Merger Agreement (Proposal 2)—Overview.” Also see “Item 4 Terms of the Transaction” starting on page 27 of this Transaction Statement.

Merger Consideration	If the merger is completed, each record holder of the Preferred Stock at the effective time will be entitled to receive $26.00 in cash, without interest and less any applicable withholding taxes for each outstanding share of our Preferred Stock immediately prior to the merger. Each share of our common stock and each share of our Series D Preferred Stock will be cancelled without consideration. See the information provided in the Proxy Statement under the captions “Approval of the Merger Agreement (Proposal 2)—Treatment of Our Series B Preferred Stock” and “Approval of the Merger Agreement (Proposal 2)—Treatment of Our Series C Preferred Stock.” Also see “Special Factors—Effects of the Merger—Effect on the Company,” “Special Factors—Effects of the Merger—Effect on Series B Preferred Stock,” “Special Factors—Effects of the Merger—Effect on Series C Preferred Stock” and “Special Factors—Effects of the Merger—Effect of the Merger on the Ownership of the Company” starting on page 4 of this Transaction Statement.

Approval of Shareholders

The proposal to approve the merger agreement was approved by the shareholders of the Company on July 14, 2015 by a vote of 74% of the outstanding shares of the Series B Preferred Stock and 86% of the outstanding Series C Preferred Stock. The proposal to approve the merger agreement required the affirmative vote of the holders of at least a majority of the outstanding shares of each class of our capital stock that were entitled to vote at the special meeting, voting as separate voting groups. Parent, the Company’s parent entity and a Defendant in the Action, beneficially owned and had the right to vote 100% of the 100 shares of the Company’s issued and outstanding common stock and delivered a unanimous written consent in accordance with the TBCA consenting to the approval of the merger agreement. PFD Holdings, an affiliate of the Company and a Defendant in the Action, beneficially owned and had the right to vote approximately 51% of the outstanding shares of the Series B Preferred Stock and approximately 71% of the Series C Preferred Stock and thus held a sufficient number of shares of the Series B Preferred Stock and the Series C Preferred Stock to approve the merger agreement for each of those classes voting separately without the vote of any other holders of the Series B Preferred Stock or the Series C Preferred Stock. GS Group, an affiliate of the Company and a Defendant in the Action, beneficially owned and had the right to vote all of the 112 shares of the issued and outstanding shares of the Series D Preferred Stock and delivered a unanimous written consent, consenting to the approval of the merger agreement. Accordingly, the approval by the shareholders of the merger agreement at the special meeting was assured without the affirmative vote of any other shareholder. For more information, please refer to the information set forth in the Proxy Statement under the caption “The Special Meeting—Vote Required.” Also see “Special Factors—Approval of Security Holders” starting on page 11 of this Transaction Statement.

The proposal to approve the amendment to our Amended and Restated Charter was approved by the shareholders of the Company on July 14, 2015 by a vote of 79% of the outstanding shares of the Series B Preferred Stock and the Series C Preferred Stock, voting together as a single class. Approval of the amendment to our Amended and Restated Charter required the affirmative vote of holders of at least 66 2/3% of the outstanding shares of our Series B Preferred Stock and Series C Preferred Stock voting together as a single class. Because the amendment to the Amended and Restated Charter required the vote of holders of 66 2/3% of the shares of the Series B Preferred Stock and the Series C Preferred Stock, the amendment required the vote of holders other than PFD Holdings, which was obtained.

Timing	The merger will become effective following satisfaction or waiver of the conditions precedent set forth in the merger agreement, including final approval of the Settlement by the Court (for which a hearing was held on September 11, 2015) at the time when the Tennessee articles of merger have been duly filed with the Secretary of State of Tennessee or at such later time as may be specified therein. See the information provided in the Proxy Statement under the captions “Approval of the Merger Agreement (Proposal 2)—Effect of the Merger on the Ownership of the Company” and “Approval of the Merger Agreement (Proposal 2)—Conditions to the Merger.”

Purpose of Transaction	The merger agreement and the transactions contemplated thereby form a material part of the Stipulation, which was agreed to after extensive negotiation with Plaintiffs’ counsel in connection with the Action. Pursuant to the Stipulation, the Defendants agreed to adopt and present for a vote the amendment to our Amended and Restated Charter and the merger agreement. The Stipulation resolves claims asserted in the Action on behalf of (i) members of the Holder Class and (ii) members of the Seller Class. The Stipulation also provides for a broad release by members of the Holder Class and Seller Class of any and all claims (1) related to the purchase, sale, holding or investment in, or the terms of, the securities of the Company or its predecessors (including Equity Inns, Inc.), (2) asserted, or that could have been asserted, in the Action, and/or (3) arising out of the merger. See the information provided in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—Stipulation.” Also see “Special Factors—Purposes of the Merger” starting on page 1 of this Transaction Statement.

Reasons for Transaction	In reaching its decision to approve the Settlement and the merger agreement, the various factors the board of directors of the Company considered included, among others and not necessarily in order of relative importance: (i) that the Settlement, including the proposed merger, represents the result of a good faith, arm’s-length negotiation amongst experienced counsel of the Defendants and Plaintiffs; (ii) that, absent the Settlement, if the Defendants determined to distribute the proceeds from the sale of hotels to affiliates of American Realty Capital Hospitality Trust, Inc. described in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—ARC Transaction” (the “ARC Transaction”) in accordance with the Company’s ownership interest in the 116 hotel assets sold in the ARC Transaction, together with the Excluded Hotel Assets, the cash available to distribute to the holders of the Preferred Stock would be less than the $26.00 per share contemplated in the Settlement; (iii) that the Settlement, including the proposed merger, facilitates a resolution of the Action in light of the risks, costs and duration of continued litigation of the Action; (iv) that the Settlement would entitle the holders of Preferred

Stock to a more timely and certain recovery in cash (the Settlement was entered into almost seven months before the Court granted preliminary approval of the Settlement; a hearing for final approval occurred less than one year after the entry into the Settlement); (v) that the Settlement was intended to compensate all members of the Seller Class and Holder Class at one time and that, absent the Settlement and the merger, the shares of Preferred Stock would remain outstanding and the recovery on these shares would be insufficient to pay the liquidation preference and accumulated but unpaid dividends on the shares of the Preferred Stock; and (vi) that, absent the merger, the Company may be required to register as an “investment company” under the Investment Company Act, which could have a material adverse effect on the Company, a reason that was considered at the time the merger agreement was approved but not when the Settlement was entered into. See “Special Factors—Reasons for the Merger” starting on page 2 of this Transaction Statement.

Approval of Board of Directors	The board of directors of the Company has evaluated and reviewed various alternatives to the merger. After careful consideration, the Board agreed to the Settlement and authorized and adopted the merger agreement. However, while the Company has no employees, all of the directors of the Company are officers of the Company and employees of affiliates of the Company. Therefore, for the reasons stated above and in the Proxy Statement, our board of directors did not make any recommendations as to whether holders of the Preferred Stock should vote in favor of the merger at the special meeting. See the information provided in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—No Recommendation by Our Board of Directors.” Also see “Special Factors—Approval of Directors” starting on page 11 of this Transaction Statement.

Fairness of the Transaction	The Company reasonably believes that the merger is fair to unaffiliated holders of the Preferred Stock. In making this determination, the Company considered many factors, including the preliminary approval of the fairness of the Settlement by the Court, the ability of class members to receive a substantial, timely payment that was independent of the ARC Transaction, that the merger consideration is greater than the amount the Company would be able to distribute to holders of Preferred Stock solely on the basis of the ARC Transaction, together with the Excluded Hotel Sale Agreement, as it has been reinstated and amended, as well as a sale of the one remaining Excluded Hotel Asset which has not been sold, and it facilitates the receipt by the holders of the Preferred Stock of cash for their shares irrespective of the limited trading market for the Preferred Stock. Each of the other Filing Persons joins the Company in its determination that the merger is procedurally and substantively fair to all unaffiliated holders of the Preferred Stock. In making such a determination, each of the Filing Persons relied upon the factors considered by, and analyses of, the Company’s board of directors, and expressly adopted such factors, analyses and conclusions as its own as described herein. See the information provided in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—ARC Transaction.” Also see “Special Factors—Fairness of the Merger” starting on page 5 of this Transaction Statement.

Dissenters’ Rights	Under the TBCA, a holder of our Preferred Stock who did not vote in favor of the amendment to our Amended and Restated Charter or the merger agreement and who perfected his or her dissenters’ rights by complying with the provisions of Chapter 23 of the TBCA had the right to seek an appraisal of the “fair value” of his or her Preferred Stock in connection with the amendment to our Amended and Restated Charter or in connection with the merger agreement, respectively, and to receive a cash payment of such fair value (provided that in no event will such holder be entitled to more than one payment for his or her shares). Shareholders electing to exercise dissenters’ rights were required to comply with the provisions of Chapter 23 of the TBCA in order to perfect their rights. No holders of our Series B Preferred Stock or our Series C Preferred Stock filed a notice of intention to demand payment if the amendment to our Amended and Restated Charter or the merger agreement was approved and thus we believe that no holders may perfect dissenters’ rights pursuant to Chapter 23 of the TBCA. This information is also provided in the Proxy Statement under the caption “Dissenters’ Rights” and the text of the statute is attached to the Proxy Statement as Annex D.

Effect of Transaction

After the merger, each of our outstanding stock certificates representing shares of our Series B Preferred Stock and Series C Preferred Stock will represent only the right to receive the merger consideration as described in the Proxy Statement. The merger consideration paid upon surrender of each certificate of our Preferred Stock will be paid in full satisfaction of all rights pertaining to such shares of our Preferred Stock. Following the effective time, we will be a wholly owned subsidiary of Parent. See the information provided in the Proxy Statement under the caption “Approval of the Merger Agreement (Proposal 2)—Effect of the Merger on the Ownership of the Company.”

However, members of the Holder Class and Seller Class may exclude themselves from their respective class (or “opt-out”) by submitting timely and valid requests for exclusion to the Claims Administrator. Persons who timely and validly opt-out from either or both of the Classes will not be bound by the Settlement. However, any current holder of Preferred Stock that completes and executes the letter of transmittal that will be sent by Computershare Trust Company, N.A. (the “Exchange Agent”) will release claims set forth in the letter of transmittal. The letter of transmittal, including the release contained therein which was a critical consideration for the Settlement, was contemplated by the merger agreement and was attached to the Proxy Statement. Current holders of Preferred Stock will not receive merger consideration unless they surrender their certificates pursuant to the letter of transmittal. Signing the letter of transmittal will entitle shareholders to receive the consideration of $26.00. In addition, shareholders signing the letter of transmittal will release any claims related to the ownership of the Series B Preferred Stock and the Series C Preferred Stock (other than any entitlement such shareholder may have to receive proceeds from the Net Seller Class Settlement Fund). The Company will have the option to terminate the Settlement in the event that requests for exclusion from the Holder Class or Seller Class exceed certain agreed-upon thresholds.

Source and Amount of Funds	The consideration to be paid to unaffiliated holders of the Preferred Stock will be approximately $62.4 million. PFD Holdings currently intends to cancel the shares of the Preferred Stock that it owns in lieu of accepting the merger consideration. If PFD Holdings does not elect to cancel the shares, the aggregate consideration to be paid to holders of the Preferred Stock (including PFD Holdings) would be $152.1 million. The Company estimates that it will use the Company’s then currently available cash to complete the transaction (which includes cash payments to class members, professional fees and other expenses related to the merger and the Settlement) and PFD Holdings, LLC, Whitehall Parallel, and Finance Sub have agreed to fund the shortfall from their then available cash. We do not expect to require any borrowings to pay for these costs or expenses. See “Item 10 Source and Amount of Funds or Other Consideration: (a) Source of Funds.”

Certificates	Holders of our Preferred Stock should not send stock certificates to the Exchange Agent or the Company at this time. After the merger is effected, shareholders will be provided a letter of transmittal and written instructions for exchanging stock certificates for the merger consideration. Shareholders must return any stock certificates as described in these instructions along with a properly executed letter of transmittal. Shareholders will receive payment after the Exchange Agent receives such stock certificates (or shareholders otherwise comply with the requirements set out in the letter of transmittal), together with the documents requested in the instructions including a properly executed letter of transmittal. Holders of Preferred Stock should read the Proxy Statement, including the form of letter of transmittal.

Tax Consequences	The receipt of cash for shares pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of the cash proceeds received in exchange for the U.S. Holder’s shares and the U.S. Holder’s adjusted federal income tax basis in shares sold pursuant to the merger. This information is also provided in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—Certain U.S. Federal Income Tax Consequences.”

Payment and Exchange of Shares	Promptly after the effective time (but in any event within five (5) business days of the effective time) the Exchange Agent will send to each shareholder the letter of transmittal and an instruction letter describing the procedure for surrendering stock certificates in exchange for the merger consideration. Upon the surrender of certificates, if any, to the Exchange Agent, together with a duly completed and executed letter of transmittal and any other documents the Exchange Agent may reasonably require, each such shareholder will be entitled to receive the merger consideration. See the information provided in the Proxy Statement under the caption “Approval of the Merger Agreement (Proposal 2)—Payment Procedures.”

Additional Information	For answers to common questions regarding the merger, please see information set forth in the Proxy Statement under the caption “Questions and Answers about the Special Meeting and the Proposals.”

Item 2	Subject Company Information

(a)	Name and Address.

The name of the subject company is W2007 Grace Acquisition I, Inc. The Company has its principal executive offices located at 6011 Connection Drive, Irving, TX 75039. The Company’s telephone number is (972) 368-2200.

(b)	Securities.

The title of the class of the subject equity securities is “8.75% Series B Cumulative Preferred Stock, par value $0.01 per share” and “9.00% Series C Cumulative Preferred Stock, par value $0.01 per share.” As of June 30, 2015, there were 3,450,000 shares of Series B Preferred Stock issued and outstanding and 2,400,000 shares of Series C Preferred Stock issued and outstanding.

(c)	Trading Market and Price.

The Company’s Series B Preferred Stock is currently quoted on OTC Markets under the symbol “WGCBP.” The following table sets forth, for the periods indicated, the range of the high and low last reported prices of the Series B Preferred Stock from January 1, 2013 through September 21, 2015 as reported on OTC Markets.

Period	High	Low
Third Quarter 2015 (through September 21)	$24.51	$23.50
Second Quarter 2015	$24.31	$23.00
First Quarter 2015	$24.00	$22.01
Fourth Quarter 2014	$24.25	$22.36
Third Quarter 2014	$24.60	$20.45
Second Quarter 2014	$21.25	$16.48
First Quarter 2014	$17.00	$11.00
Fourth Quarter 2013	$13.00	$10.00
Third Quarter 2013	$13.00	$8.25
Second Quarter 2013	$10.05	$7.25
First Quarter 2013	$8.00	$6.50

The Company’s Series C Preferred Stock is currently quoted on OTC US under the symbol “WGCCP.” The following table sets forth, for the periods indicated, the range of the high and low last reported prices of the Series C Preferred Stock from January 1, 2013 through September 21, 2015, as reported on OTC Markets.

Period	High	Low
Third Quarter 2015 (through September 21)	$24.99	$22.00
Second Quarter 2015	$25.00	$23.00
First Quarter 2015	$25.00	$22.50
Fourth Quarter 2014	$24.25	$23.50
Third Quarter 2014	$24.55	$20.35
Second Quarter 2014	$21.00	$16.75
First Quarter 2014	$19.99	$11.51
Fourth Quarter 2013	$12.40	$10.10
Third Quarter 2013	$13.00	$9.90
Second Quarter 2013	$11.47	$7.50
First Quarter 2013	$9.25	$6.50

(d)	Dividends.

The information set forth in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—Certain Information Concerning the Company, Company Parent and the Operating Partnership—Certain Matters Related to the Preferred Stock” is hereby incorporated herein by reference.

On June 30, 2015, the Company announced that, due to the potential obligation of the Company to pay the merger consideration contemplated under the Settlement and liabilities and/or potential liabilities arising from the ARC Transaction, it had determined that it was not in the best interest of the Company to declare a second quarter 2015 dividend with respect to the Series B Preferred Stock and the Series C Preferred Stock.

(e)	Prior Public Offering.

None.

(f)	Prior Stock Purchase.

Transactions in the Preferred Stock by the Filing Person during the Past Two Years

Other than PFD Holdings, no Filing Person has made any purchases of the Preferred Stock during the past two years. The following table sets forth certain information regarding purchases of the Preferred Stock by PFD Holdings, during the fourth fiscal quarter of 2014, including the number of shares purchased, the range of prices paid for such shares and the average price paid for such shares during such fiscal quarter.

	Total Number of Series B Shares Purchased	Total Number of Series C Shares Purchased	Range of Per Share Prices Paid		Average Per Share Price Paid
2014
Fourth Quarter	5,000	5,000	N/A	(1)	$26.00

(1)	All such shares were acquired at the same price of $26.00 per share. Such shares were acquired from one beneficial owner in a privately negotiated transaction.

Item 3	Identity and Background of Filing Person

(a)	Name and Address.

The Company is the subject company, with its address and telephone number provided in Item 2(a) above.

•	Grace I owns 100% of the issued and outstanding common stock of the Company and thus controls the vote to elect the board of directors of the Company.

•	The name and position of each director and executive officer of the Company are described in subsection (c) of this Item 3 under the heading “Directors and Officers of the Company and Merger Sub.” Each of such directors and executive officers has the same address and telephone number as the Company.

Merger Sub: The name of Merger Sub is W2007 Grace Acquisition II, Inc. Merger Sub has its principal executive offices located at 6011 Connection Drive, Irving, TX 75039 and its telephone number is (972) 368-2200. Merger Sub is a wholly owned subsidiary of Parent. The name and position of each director and executive officer of Merger Sub are described in subsection (c) of this Item 3 under the heading “Directors and Officers of the Company and Merger Sub.” Each of such directors and executive officers has the same address and telephone number as Merger Sub.

Parent: The name of Parent is W2007 Grace II, LLC. Parent has its principal executive offices located at 6011 Connection Drive, Irving, TX 75039, and its telephone number is (972) 368-2200. Finance Sub is the managing member of Parent.

Grace I: The name of Grace I is W2007 Grace I, LLC. Grace I is a Tennessee limited liability company. Grace I has its principal executive offices located at 6011 Connection Drive, Irving, TX 75039, and its telephone number is (972) 368-2200. Grace I is owned by Finance Sub and Whitehall Parallel.

PFD Holdings: The name of PFD Holdings is PFD Holdings, LLC. PFD Holdings has its principal executive offices located at 200 West Street, New York, NY 10282, and its telephone number is (212) 902-1000. Finance Sub is the managing member of PFD Holdings.

Whitehall Parallel: The name of Whitehall Parallel is Whitehall Parallel Global Real Estate Limited Partnership 2007. Whitehall Parallel has its principal executive offices located at 200 West Street, New York, NY 10282, and its telephone number is (212) 902-1000. The general partner of Whitehall Parallel is WH Parallel Advisors, L.L.C. 2007, a Delaware limited liability company.

Finance Sub: The name of Finance Sub is W2007 Finance Sub, LLC. Finance Sub has its principal executive offices located at 200 West Street, New York, NY 10282, and its telephone number is (212) 902-1000. Whitehall Street Global Real Estate Limited Partnership 2007 is the managing member of Finance Sub.

Whitehall Street Global Real Estate Limited Partnership 2007, a Delaware limited partnership, is the managing member of Finance Sub. Whitehall Street Global Real Estate Limited Partnership 2007 has its principal executive offices located at 200 West Street, New York, NY 10282, and its telephone number is (212) 902-1000. WH Advisors, L.L.C. 2007, a Delaware limited liability company, is the general partner of Whitehall Street Global Real Estate Limited Partnership 2007.

WH Advisors, L.L.C. 2007 has its principal executive offices located at 200 West Street, New York, NY 10282, and its telephone number is (212) 902-1000. The controlling person of WH Advisors, L.L.C. 2007 is GS Group.

WH Parallel Advisors, L.L.C. 2007 has its principal executive offices located at 200 West Street, New York, NY 10282, and its telephone number is (212) 902-1000. The controlling person of WH Parallel Advisors, L.L.C. 2007 is GS Group.

The Merchant Banking Division Real Estate Investment Committee exercises the authority of Goldman, Sachs & Co. (“Goldman Sachs”) in advising each of WH Advisors, L.L.C. 2007 and WH Parallel Advisors, L.L.C. 2007. Goldman Sachs has its principal executive offices located at 200 West Street, New York, NY 10282, and its telephone number is (212) 902-1000. The name and position of each of the members of the Merchant Banking Division Real Estate Investment Committee are described in subsection (c) of this Item 3 under the heading “Members of the Merchant Banking Division Real Estate Investment Committee.” Except as noted in subsection (c), each member of the committee has the same business address as Goldman Sachs.

GS Group has its principal executive offices located at 200 West Street, New York, NY 10282 and its telephone number is (212) 902-1000. The name and position of each director and executive officer of GS Group are described are described in subsection (c) of this Item 3 under the heading “Directors and Executive Officers of GS Group.” Each of such directors and executive officers of GS Group has the same business address and telephone number as GS Group.

(b)	Business and Background of Entities.

The principal business and state or other place of organization of each of the entities referenced above in Item 3(a) are described below.

Entity	Principal Business	State or Other Place of Organization
The Goldman Sachs Group, Inc.	The Goldman Sachs Group, Inc. provides investment banking, securities, and investment management services to corporations, financial institutions, governments, and high-net-worth individuals worldwide.	Delaware

Goldman, Sachs & Co.	Goldman, Sachs & Co. is an investment banking firm and a member of the New York Stock Exchange and other national exchanges.	New York

PFD Holdings, LLC	PFD Holdings, LLC is a holding company whose primary assets are shares of Preferred Stock.	Delaware

W2007 Finance Sub, LLC	W2007 Finance Sub, LLC is a holding company for real estate investments.	Delaware

W2007 Grace Acquisition I, Inc.	The Company, through its subsidiaries, previously owned premium-branded, limited-service hotels in the upscale and upper midscale segments of the lodging industry.	Tennessee

W2007 Grace Acquisition II, Inc.	W2007 Grace Acquisition II, Inc. is a newly formed entity for the purpose of consummating the merger.	Tennessee

W2007 Grace I, LLC	W2007 Grace I, LLC is an entity formed for the purpose of consummating the 2007 Mergers (as defined in the Proxy Statement) and is the parent of the Company and the Operating Partnership (as defined in the Proxy Statement).	Tennessee

W2007 Grace II, LLC	W2007 Grace II, LLC is a newly formed entity for the purpose of consummating the merger.	Tennessee

WH Advisors, L.L.C. 2007	WH Advisors, L.L.C. 2007 is an entity engaged in the business of real estate investments.	Delaware

WH Parallel Advisors, L.L.C. 2007	WH Parallel Advisors, L.L.C. 2007 is an entity engaged in the business of real estate investments.	Delaware

Whitehall Parallel Global Real Estate Limited Partnership 2007	Whitehall Parallel Global Real Estate Limited Partnership 2007 is an entity engaged in the business of real estate investments.	Delaware

Whitehall Street Global Real Estate Limited Partnership 2007	Whitehall Street Global Real Estate Limited Partnership 2007 is an entity engaged in the business of real estate investments.	Delaware

Except as set forth below, none of the entities referenced above was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

Except as set forth below, none of the entities referenced above was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The SEC has alleged that the huddles program of Goldman Sachs - a practice where Goldman Sachs equity research analysts allegedly provided their best trading ideas to Goldman Sachs traders and a select group of Goldman Sachs top clients - created a serious and substantial risk that analysts would share material nonpublic information concerning their published research with Asymmetric Service Initiative (“ASI”) clients and firm traders. The SEC alleged that Goldman Sachs willfully violated Section 15(g)

of the Exchange Act by failing to establish, maintain, and enforce adequate policies and procedures to prevent such misuse in light of the risks arising from the huddles and ASI. Without admitting or denying such violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on April 12, 2012 (the “ASI Order”) by the SEC pursuant to which Goldman Sachs (i) shall cease and desist from committing or causing any violations and any future violations of Section 15(g) of the Exchange Act; (ii) is censured; (iii) paid a total civil money penalty of $22 million on April 19, 2012, $11 million of which was paid to the Financial Industry Regulatory Authority in a related proceeding, and $11 million of which was paid to the SEC, and (iv) shall comply with certain other undertakings, including a comprehensive review, including recommendations, of the policies, procedures and practices maintained and implemented by Goldman Sachs pursuant to Section 15(g) of the Exchange Act that relate to the findings of the ASI Order.

Starting in July 2008, Neil M.M. Morrison (“Morrison”) was employed by Goldman Sachs to solicit municipal underwriting business from, among others, the Commonwealth of Massachusetts Treasurer’s Office. From November 2008 to October 2010, Morrison was also substantially engaged in the political campaigns, including the November 2010 Massachusetts gubernatorial campaign, for Timothy P. Cahill (“Cahill”), the then-Treasurer of Massachusetts. Morrison worked on Cahill’s campaign during work hours using firm resources. Morrison also made a secret, undisclosed cash campaign contribution to Cahill. Within two years of Morrison’s contribution, Goldman Sachs engaged in municipal securities business with issuers associated with Cahill as Treasurer and as a candidate for Governor. The SEC alleged that Goldman Sachs’s engagement in municipal securities business with these issuers violated Section 15B(c)(1) of the Exchange Act and MSRB Rule G-37(b), and that Goldman Sachs’s failure to maintain records of and to report in regulatory filings the contributions and campaign work, and to take steps to ensure that the attributed contributions, or campaign work or the conflicts of interest raised by them were disclosed in bond offering documents, violated MSRB Rules G-8, G-9, G-17, G-27 and G-37. Without admitting or denying such violations (except as to the SEC’s jurisdiction over it and the subject matter of the proceedings), Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b), 15B(c)(2) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on September 27, 2012 (the “Morrison Order”). Goldman Sachs agreed to cease and desist from committing or causing any violations and any future violations of Section 15B(c)(1) of the Exchange Act, MSRB Rule G-37(b), MSRB Rule G-17, MSRB Rule G-27, MSRB Rule G-37(e), MSRB Rule G-8 and MSRB Rule G-9. Goldman Sachs is censured and was required to pay disgorgement of $7,558,942 and prejudgment interest of $670,033. Of the $7,558,942 in disgorgement, $2,120,547 will be deemed satisfied by Goldman Sachs’s payment of $1,512,902 to the Commonwealth of Massachusetts and $607,645 to the Massachusetts Water Pollution Abatement Trust in a related action by the Commonwealth of Massachusetts. The remaining $5,438,395 and prejudgment interest of $670,033 was required to be paid to the SEC for remittance to the United States Treasury. Finally, the Morrison Order required Goldman Sachs to pay a civil money penalty in the amount of $3,750,000 to the SEC, of which $1,875,000 will be transferred to the MSRB in accordance with Section 15B(c)(9)(A) of the Exchange Act, and of which the remaining $1,875,000 will be transferred to the United States Treasury. The disgorgement, prejudgment interest and civil money penalty were all paid in full by submission of a wire to the SEC on October 3, 2012, and by submission of checks to the Commonwealth of Massachusetts and the Massachusetts Water Pollution Abatement Trust on October 4, 2012.

The SEC has alleged that Goldman Sachs conducted inadequate due diligence in certain offerings and, as a result, failed to form a reasonable basis for believing the truthfulness of certain material representations in official statements issued in connection with those offerings. This resulted in Goldman Sachs offering and selling municipal securities on the basis of materially misleading disclosure documents. The SEC alleged that Goldman Sachs willfully violated Section 17(a)(2) of the Securities Act. The violations discussed in the Order were self-reported by Goldman Sachs to the SEC pursuant to the Division of Enforcement’s Municipalities Continuing Disclosure Cooperation Initiative. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act and Section 15(b) of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 18, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) of the Securities Act; (II) paid a civil money penalty in the amount of $500,000 on June 25, 2015; and (III) shall comply with the undertakings enumerated in the Order, including retaining an independent consultant to conduct a review of Goldman Sachs’s policies and procedures as they relate to municipal securities underwriting due diligence and requires Goldman Sachs to adopt the independent consultant’s recommendations (unless the SEC finds a recommendation unduly burdensome, impractical, or inappropriate, in which case Goldman Sachs shall not be required to abide by, adopt, or implement that recommendation).

The SEC has found that Goldman Sachs did not have a system of risk management controls and supervisory procedures reasonably designed to manage the financial, regulatory, and other risks of market access in relation to its listed equity options business, which contributed to the entry of erroneous electronic options orders on multiple options exchanges on August 20, 2013. The SEC found that Goldman Sachs willfully violated Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder in relation to its controls and supervisory procedures addressing (I) the entry of orders that exceed appropriate pre-set credit or capital thresholds; (II) the entry of erroneous orders that exceed appropriate price or size parameters or that indicate duplicative orders; and (III) the management of software changes that impact order flow. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 30, 2015 by the

SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder; (II) is censured; and (III) paid a total civil money penalty of $7 million on June 30, 2015.

On April 22, 2015, the SEC issued an Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities and Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (the “Agreed Order”) consented to by the Company. The Agreed Order addressed the methodology to be applied in counting the number of record holders of the Company’s preferred stock for purposes of Section 15(d) of the Exchange Act, and concluded that the Company undercounted its record holders of preferred stock and had 300 or more record holders on January 1, 2014. Pursuant to the Agreed Order, the Company agreed to resume its periodic reporting pursuant to Section 15(d) of the Exchange Act by filing an annual report on Form 10-K for the fiscal year ended December 31, 2014 on or before May 15, 2015, and filing an annual report on Form 10-K for the fiscal year ended December 31, 2013 and any subsequent periodic reports required to be filed on or before July 1, 2015, which reports were filed in accordance with the terms of the Agreed Order. In addition, pursuant to the Agreed Order, the Company paid a civil penalty in the amount of $640,000.

(c)	Business and Background of Natural Persons.

Directors and Officers of the Company and Merger Sub

Set forth below are the names and material occupations, positions, offices or employment during the past five years of the executive officers and directors of the Company and Merger Sub. Each person is a citizen of the United States of America.

Mr. Giannoble joined our board of directors in February 2008 and has served as our Chief Executive Officer and President since February 2008. Mr. Giannoble joined the board of directors of Merger Sub in October 2014 and has served as its Chief Executive Officer and President since October 2014. In addition to his service with the Company and Merger Sub, Mr. Giannoble is a Managing Director with the Goldman Sachs Realty Management Division (the “GSRMD”) and serves as President of the hotel platform that provides asset management services to the Whitehall Street Real Estate Limited Partnerships, real estate funds controlled by GS Group. Mr. Giannoble previously served on the Courtyard Franchise Advisory Committee as well as on the Hyatt Place Franchise Advisory Committee. The Courtyard Franchise Advisory Committee has its principal executive offices located at 10400 Fernwood Road, Bethesda, MD 20817. The Hyatt Place Franchise Advisory Committee has its principal executive offices located at 12th Floor, 71 South Wacker Drive, Chicago, IL 60606.

Mr. Fay joined our board of directors in February 2008 and has served as our Chief Financial Officer since November 2007, as our Treasurer since September 2012 and our Secretary since October 2014. Mr. Fay joined Merger Sub’s board of directors in October 2014 and has served as its Treasurer and Secretary since October 2014. In addition to his service with the Company and Merger Sub, Mr. Fay is a Vice President with the GSRMD and serves as Chief Financial Officer of the hotel platform.

Mr. Nordahl joined our board of directors in April of 2010 and has served as a Vice President for the Company since May of 2010. Mr. Nordahl joined Merger Sub’s board of directors in October 2014 and has served as a Vice President of Merger Sub since October 2014. In addition to his service with the Company and Merger Sub, Mr. Nordahl is a Vice President with the GSRMD where he is responsible for leading both asset and debt acquisition opportunities, as well as other real estate activities.

Executive Officers of WH Advisors, L.L.C. 2007 and WH Parallel Advisors, L.L.C. 2007

The name and position of each executive officer of WH Advisors, L.L.C. 2007 and WH Parallel Advisors, L.L.C. 2007 are described below. Each of such executive officers has the same address and telephone as WH Advisors, L.L.C. 2007, except that the business address of each of James R. Garman, Heather L. Mulahasani, Richard Spencer, Michael M. Furth, Penny McSpadden and Maximilliano Ramirez-Espain is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England, the business address of Thomas Ferguson, Patrick Tribolet, Michael Watts, Julianne Ramming and Clayton Wilmer is 6011 Connection Drive, Irving, TX 75039 and the business address of each of Mitchell S. Weiss, Jason Levesque and Mark G. Riemann is 30 Hudson Street, Jersey City, NJ 07302-4699. Each of the executive officers described below are citizens of the United States of America, except as follows: Heather L. Mulahasani and Richard Spencer are citizens of the United Kingdom, Michael M. Furth is a citizen of Ireland, and Mr. Ramierz-Espain is a citizen of Spain.

Richard A. Friedman, President. Mr. Friedman also serves as a Managing Director of Goldman Sachs and the Head of Goldman Sachs’ Merchant Banking Division. Mr. Friedman joined Goldman Sachs in 1981.

Elizabeth C. Fascitelli, Vice President and Treasurer. Ms. Fascitelli also serves as a Managing Director of Goldman Sachs. Ms. Fascitelli joined Goldman Sachs in 1984.

James R. Garman, Vice President. Mr. Garman also serves as Global Co-Head of the Merchant Banking Division of the Real Estate Group and a Managing Director of Goldman Sachs International. Mr. Garman joined Goldman Sachs in 1999.

Alan S. Kava, Manager and Vice President. Mr. Kava also serves as Global Co-Head of the Merchant Banking Division of the Real Estate Group and a Managing Director of Goldman Sachs. Mr. Kava joined Goldman Sachs in 1997.

Thomas Ferguson, Vice President. Mr. Ferguson also serves as a Managing Director of Goldman Sachs. Mr. Ferguson joined Goldman Sachs in 2003.

Jeffrey M. Fine, Vice President. Mr. Fine also serves as a Managing Director of Goldman Sachs. Mr. Fine joined Goldman Sachs in 2003.

Heather L. Mulahasani, Vice President. Ms. Mulahasani also serves as a Managing Director of Goldman Sachs International. Ms. Mulahasani joined Goldman Sachs in 2000.

Richard Spencer, Vice President. Mr. Spencer also serves as a Managing Director of Goldman Sachs International. Mr. Spencer joined Goldman Sachs in 2009.

Peter A. Weidman, Vice President. Mr. Weidman also serves as a Managing Director of Goldman Sachs. Mr. Weidman joined Goldman Sachs in 1999.

John E. Bowman, Vice President. Mr. Bowman also serves as a Managing Director of Goldman Sachs. Mr. Bowman joined Goldman Sachs in 1998.

Michael M. Furth, Vice President. Mr. Furth also serves as a Managing Director of Goldman Sachs International. Mr. Furth joined Goldman Sachs in 2007.

Eric Goldstein, Manager, Vice President and Secretary. Mr. Goldstein also serves as a Managing Director of Goldman Sachs.

Penny (Petrow) McSpadden, Vice President. Ms. McSpadden also serves as a Managing Director of Goldman Sachs International. Ms. McSpadden joined Goldman Sachs in 1999.

Maximilliano Ramirez-Espain, Vice President. Mr. Ramirez-Espain also serves as a Managing Director of Goldman Sachs International. Mr. Ramirez-Espain joined Goldman Sachs in 2004.

Laurie E. Schmidt, Vice President. Ms. Schmidt also serves as a Managing Director of Goldman Sachs. Ms. Schmidt joined Goldman Sachs in 2003.

Patrick Tribolet, Vice President. Mr. Tribolet also serves as a Managing Director of Goldman Sachs. Mr. Tribolet joined Goldman Sachs in 1996.

Michael Watts, Vice President. Mr. Watts also serves as a Managing Director of Goldman Sachs. Mr. Watts joined Goldman Sachs in 2000.

William Y. Eng, Vice President. Mr. Eng serves as a Vice President of Goldman Sachs. Mr. Eng joined Goldman Sachs in 2004.

Scott Kilpatrick, Vice President. Mr. Kilpatrick also serves as a Vice President of Goldman Sachs. Mr. Kilpatrick joined Goldman Sachs in 2005.

Julianne Ramming, Vice President. Ms. Ramming also serves as a Vice President of Goldman Sachs. Ms. Ramming joined Goldman Sachs in 2004.

Clayton Wilmer, Vice President. Mr. Wilmer also serves as a Vice President of Goldman Sachs. Mr. Wilmer joined Goldman Sachs in 2010.

Wei Yan (Susan), Vice President. Ms. Yan also serves as a Vice President of Goldman Sachs. Ms. Yan joined Goldman Sachs in 2003.

David Thomas, Vice President, Assistant Secretary and Assistant General Counsel. Mr. Thomas also serves as a Managing Director of Goldman Sachs. Mr. Thomas joined Goldman Sachs in 2005.

Mitchell S. Weiss, Vice President and Assistant Treasurer. Mr. Weiss also serves as a Managing Director of Goldman Sachs. Mr. Weiss joined Goldman Sachs in 1991.

Jason Levesque, Vice President and Assistant Treasurer. Mr. Levesque also serves as Managing Vice President of Goldman Sachs. Mr. Levesque joined Goldman Sachs in 2002.

Mark G. Riemann, Vice President and Assistant Treasurer. Mr. Riemann also serves as a Vice President of Goldman Sachs. Mr. Riemann joined Goldman Sachs in 2000.

Members of the Merchant Banking Division Real Estate Investment Committee of Goldman Sachs

The name and position of each member of the Merchant Banking Division Real Estate Investment Committee of Goldman Sachs are described below. Each of such persons has the same address and telephone as WH Advisors, L.L.C. 2007, except that the business address of each of James R. Garman, Heather L. Mulahasani and Richard Spencer is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England, the business address of Thomas Ferguson and Patrick Tribolet is 6011 Connection Drive, Irving, TX 75039, the business address of Mitchell S. Weiss is 30 Hudson Street, Jersey City, NJ 07302-4699 and the business address of Ben Adler is Museum Tower, 4 Berkowitz Street, 16th Floor, Tel Aviv 64238, Israel. Each of such persons described below are citizens of the United States of America, except as follows: James R. Garman, Heather L. Mulahasani and Richard Spencer are citizens of the United Kingdom, and Markus Kant is a citizen of Germany.

Richard A. Friedman. Mr. Friedman also serves as a Managing Director of Goldman Sachs and the Head of Goldman Sachs’ Merchant Banking Division. Mr. Friedman joined Goldman Sachs in 1981.

James R. Garman. Mr. Garman serves as Global Co-Head of the Merchant Banking Division of the Real Estate Group and a Managing Director of Goldman Sachs International. Mr. Garman joined Goldman Sachs in 1999.

Alan S. Kava. Mr. Kava serves as Global Co-Head of the Merchant Banking Division of the Real Estate Group and a Managing Director of Goldman Sachs. Mr. Kava joined Goldman Sachs in 1997.

Ben Adler. Mr. Adler serves as a Managing Director of Goldman Sachs. Mr. Adler joined Goldman Sachs in 1998.

Thomas Ferguson. Mr. Ferguson serves as a Managing Director of Goldman Sachs. Mr. Ferguson joined Goldman Sachs in 2003.

Jeffrey M. Fine, Vice President. Mr. Fine also serves as a Managing Director of Goldman Sachs. Mr. Fine joined Goldman Sachs in 2003.

Savatore Fortunato. Mr. Fortunato serves as a Managing Director of Goldman Sachs. Mr. Fortunato joined Goldman Sachs in 2005.

Curtis Hogan. Mr. Hogan serves as a Vice President of Goldman Sachs. Mr. Hogan joined Goldman Sachs in 2010. Prior to that, Mr. Hogan was an associate at the law firm Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019.

Markus Kant. Mr. Kant serves as a Vice President of Goldman Sachs. Mr. Kant joined Goldman Sachs in 2001.

Heather L. Mulahasani. Ms. Mulahasani serves as a Managing Director of Goldman Sachs International. Ms. Mulahasani joined Goldman Sachs in 2000.

Richard Spencer. Mr. Spencer serves as a Managing Director of Goldman Sachs International. Mr. Spencer joined Goldman Sachs in 2009.

Patrick Tribolet. Mr. Tribolet serves as a Managing Director of Goldman Sachs. Mr. Tribolet joined Goldman Sachs in 1996.

Mr. Peter A. Weidman. Mr. Weidman serves as a Managing Director of Goldman Sachs. Mr. Weidman joined Goldman Sachs in 1999.

Mitchell S. Weiss. Mr. Weiss serves as a Managing Director of Goldman Sachs. Mr. Weiss joined Goldman Sachs in 1991.

Directors and Officers of GS Group

Set forth below are the names and material occupations, positions, offices or employment during the past five years of the executive officers and directors of GS Group. Each person is a citizen of the United States of America, except as follows: Lakshmi N. Mittal is a citizen of India, Mark E. Tucker is a citizen of Great Britain, Mark O. Winkelman is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria.

Lloyd C. Blankfein, Chairman and Chief Executive Officer. Mr. Blankfein has been the Chairman and Chief Executive Officer of GS Group since 2006 and a director since 2003.

M. Michele Burns, Director. Ms. Burns has served as a director since October 2011. Ms. Burns has served as a Center Fellow and Strategic Advisor at the Stanford University Center on Longevity, Landau Building, 579 Serra Mall (Serra at Galvez), Stanford University, Stanford, CA 94305-6053, since August 2012. Ms. Burns served as Chief Executive Officer of the Retirement Policy Center, sponsored by Marsh & McLennan Companies, Inc. (MMC) from October 2011 until February 2014, and Chairman and Chief Executive Officer of Mercer LLC, a subsidiary of MMC, 1166 Avenue of the Americas, New York, NY 10036, from September 2006 until October 2011. She is also currently a member of the board of directors of Cisco Systems, Inc., 170 W Tasman Dr., San Jose, CA 95134-1706, and previously served as a director of Wal-Mart Stores, Inc., 702 Southwest 8th St., Bentonville, AR 72716.

Gary D. Cohn, President and Chief Operating Officer, Director. Mr. Cohn has served as President and Chief Operating Officer and a director of GS Group since June 2006.

Mark Flaherty, Director. Mr. Flaherty has served as a director of GS Group since December 2014. Mr. Flaherty served as Vice Chairman of Wellington Management Company, an investment management company from 2011 until 2012, and Partner, Senior Vice President of Wellington Management Company from 2001 until 2012.

William W. George, Director. Mr. George has served as a director of GS Group since December 2002. Mr. George has served as a Professor of Management Practice at Harvard Business School, 125 Mount Auburn St, Ste 4, Cambridge, MA 02138-5817, since January 2004. Mr. George is currently a member of the board of directors of Exxon Mobil Corporation, 5959 Las Colinas Blvd, Irving, TX 75039-2298, and previously served as a director of Novartis AG, CH-4002, Basel, 4002, Switzerland.

James A. Johnson, Director. Mr. Johnson has served as a director of GS Group since May 1999. Mr. Johnson serves as the Chairman of Johnson Capital Partners, a private consulting company, 607 14th St NW, Ste 500, Washington, DC 20005-2023, and previously served as the Vice Chairman of Perseus L.L.C., a merchant banking and private equity firm, 2099 Pennsylvania Ave. NW 9th Fl, Washington, DC 20006, from April 2001 until June 2012.

Lakshmi N. Mittal, Director. Mr. Mittal has served as a director of GS Group since June 2008. Mr. Mittal has served as the Chairman and Chief Executive Officer of ArcelorMittal S.A., 19 avenue de la Liberte, Luxembourg, LU-2930, Luxembourg, a steel and mining company, since May 2008. Mr. Mittal also serves as a member of the board of directors of the Airbus Group (formerly European Aeronautic Defence and Space Company N.V.) at Batiment Auriga, 4, rue du Groupe d’Or, BP 90112, Blagnac cedex, Blagnac, 2333 CS, France. Mr. Mittal previously served as a director of ICICI Bank Limited, ICICI Bank Towers, Bandra-Kurla Complex, Mumbai, 400051, India.

Adebayo O. Ogunlesi, Director. Mr. Mittal has served as a director of GS Group since October 2012. Mr. Ogunlesi has served as the Chairman and Managing Partner of Global Infrastructure Partners, a private equity firm that invests worldwide in infrastructure assets in the energy, transport and water and waste industry sectors, 225 High Ridge Rd, Ste 260, Stamford, CT 06905-3034, since July 2006. Mr. Ogunlesi serves as a member of the board of directors of Callaway Golf Company, 2180 Rutherford Rd, Carlsbad, CA 92008-8815, and Kosmos Energy Ltd., Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

Peter Oppenheimer, Director. Mr. Oppenheimer has served as a director of GS Group since March 2014. Mr. Oppenheimer has served as Senior Vice President and Chief Financial Officer for Apple, Inc., a designer and manufacturer of electronic devices and related software and services, 1 Infinite Loop, Cupertino, CA 95014-2083 since 2004.

Debora L. Spar, Director. Ms. Spar has served as a director of GS Group since June 2011. Ms. Spar has served as the President of Barnard College, 3009 Broadway, New York, NY 10027 since July 2008.

Mark E. Tucker, Director. Mr. Tucker has served as a director of GS Group since November 2012. Mr. Tucker has served as Executive Director, Group Chief Executive and President of AIA Group Limited (AIA Group), a life insurance group in the Asia Pacific region, 35/F, AIA Central, No. 1 Connaught Road Central, Central Central, Hong Kong, since January 2011, Chairman (since February 2011) and Chief Executive Officer (since August 2013) of AIA Company Limited (formerly American International

Assurance Company, Limited), 1/F AIA Bldg, 1 Stubbs Rd, Central District, Hong Kong, and Chairman (since February 2011) and Chief Executive Officer (since August 2013) of AIA International Limited (formerly American International Assurance Company (Bermuda) Limited), 1/F AIA Hong Kong Tower, 734 King’s Road, Quarry Bay, Hong Kong. Prior to that, Mr. Tucker served as Group Executive Chairman and Group Chief Executive Officer of AIA Group from October 2010 until December 2010 and Executive Chairman of AIA Company Limited from July 2010 until October 2010. Mr. Tucker also serves as a member of the board of directors of Prudential plc, 12 Arthur Street, London, EC4R 9AQ United Kingdom.

David A. Viniar, Director. Mr. Viniar has served as a director of GS Group since January 2013. Mr. Viniar served as Executive Vice President and Chief Financial Officer of GS Group from May 1999 until January 2013 and Head of Operations of the Technology, Finance and Securities Division of GS Group from December 2002 until January 2013.

Mark O. Winkleman, Director. Mr. Winkleman has served as a director of GS Group since December 2014. Mr. Winkleman serves as a member of the board of directors of Anheuser-Busch InBev. Mr. Winkleman has been a private investor during the past five years.

Alan M. Cohen, Executive Vice President and Global Head of Compliance. Mr. Cohen has been an Executive Vice President of GS Group and the Global Head of Compliance of GS Group since February 2004.

Edith W. Cooper, Executive Vice President and Global Head of Human Capital Management. Ms. Cooper has been an Executive Vice President of GS Group since April 2011 and the Global Head of Human Capital Management of GS Group since March 2008.

Gregory K. Palm, Executive Vice President, General Counsel and Co-Head of the Legal Department. Mr. Palm has been an Executive Vice President of GS Group since May 1999, and the General Counsel and head or co-head of the Legal Department of GS Group since May 1992.

John F.W. Rogers, Executive Vice President and Chief of Staff and Secretary to the Board of Directors. Mr. Rogers has been an Executive Vice President of GS Group since April 2011 and Chief of Staff and Secretary to the Board of Directors of GS Group since December 2001.

Harvey M. Schwartz, Executive Vice President and Chief Financial Officer. Mr. Schwartz has been an Executive Vice President of GS Group and the Chief Financial Officer of the GS Group since January 2013. From February 2008 to January 2013, Mr. Schwartz was global co-head of the Securities Division of the GS Group.

Mark Schwartz, Vice Chairman. Mr. Schwartz has been a Vice Chairman of the GS Group and Chairman of Goldman Sachs Asia Pacific since rejoining the firm in June 2012. From 2006 to June 2012, he was Chairman of MissionPoint Capital Partners, an investment firm he co-founded, the principal executive offices of which are located at 20 Marshall Street, Norwalk, CT 06854.

Michael S. Sherwood, Vice Chairman. Mr. Sherwood has been a Vice Chairman of the GS Group since February 2008 and co-chief executive officer of Goldman Sachs International since 2005. He assumed responsibility for coordinating the firm’s business and activities around Growth Markets in November 2013.

John S. Weinberg, Vice Chairman. Mr. Weinberg has been a Vice Chairman of the GS Group since June 2006. He has been co-head of the GS Group’s Investment Banking Division since December 2002.

Item 4	Terms of the Transaction

(a)-(1) Material Terms. Tender Offers.

Not applicable.

(a)-(2) Material Terms. Mergers or Similar Transactions.

(i) A brief description of the transaction;

The information set forth in the Proxy Statement under the following captions is hereby incorporated herein by reference:

“Certain Background Information Regarding the Company and the Proposals—Stipulation”

“Certain Background Information Regarding the Company and the Proposals—Other Parties to the Merger Agreement”

“Approval of the Merger Agreement (Proposal 2)—Overview.”

The information set forth in this Transaction Statement under the following captions is hereby incorporated herein by reference:

“Introduction”

“Special Factors—Purposes of the Merger”

“Special Factors—Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Fairness of the Merger”

“Special Factors—Approval of Security Holders”

The following provides further details regarding the material interactions between Plaintiffs and Defendants in connection with the Settlement of which the merger is a part.

In September 2013, the Action was filed in the Tennessee Chancery Court, Shelby County, Tennessee by several current and former shareholders of the Preferred Stock.

On June 2, 2014, Chimicles & Tikellis LLP, Plaintiffs’ counsel, and Sullivan & Cromwell LLP, counsel for the Defendants, conferred and began discussions concerning, broadly, the ARC Transaction and its implications.

Settlement discussions commenced in person between Plaintiffs’ counsel and Defendants’ counsel on June 13, 2014. The settlement negotiations continued for several weeks and were conducted in three parts until the non-binding memorandum of understanding was entered into on August 20, 2015.

Part one of the settlement discussions involved the negotiation of the Holder Class claims. Plaintiffs’ counsel reviewed information relating to the ARC Transaction in order to assess the value of the Company’s ownership and economic interest in the 126 Hotels, the overall financial condition of the Company, the likely per share distribution amount that holders of the Preferred Stock would receive if the ARC Transaction closed (with and without adjustments), and the scenarios that Preferred Stockholders faced if the ARC Transaction did not close.

Part two of the settlement discussions involved the negotiation of the Seller Class claims. Plaintiffs’ counsel took discovery to evaluate the damages incurred by persons who sold Preferred Stock after the 2007 Mergers, and persons who purchased and sold stock after the 2007 Mergers. GlenDevon Group, Inc., a consultant to Plaintiffs’ counsel (“GDG”), provided Plaintiffs’ counsel with a damages analysis indicating approximately $24 million in damages to the members of the Seller Class, according to an affidavit filed with the Court by Plaintiffs’ counsel. In addition, Plaintiffs’ counsel reviewed information concerning PFD’s purchases.

After weeks of negotiation, the parties reached a Settlement that provides a cash settlement fund of $6.0 million for the members of the Seller Class, to be distributed to the Seller Class members who suffered a recognized loss upon the sale of their shares, as set forth in a plan of allocation established by Plaintiffs’ counsel.

Part three of the settlement discussions involved the negotiation of the Plaintiffs’ attorneys’ fees and expenses. After several weeks of negotiation, the parties agreed that attorneys’ fees and certain litigation expenses in the aggregate amount of $4 million would be paid to Plaintiffs’ counsel by Defendants upon Court approval, separate from, and in addition to, the consideration of $26.00 per share for the Holder Class and the $6.0 million Seller Class Settlement Fund.

To inform and aid in Plaintiffs’ counsel’s investigation, and thereafter prosecution, of the claims on behalf of the holders of the Preferred Stock, Plaintiffs’ counsel also retained the services of Partners Advisory Services Corp., an expert consultant, providing valuation and forensic accounting services to investors and their counsel, in matters involving hundreds of public limited partnerships, REITs and other public and private investment vehicles.

(ii) The consideration offered to security holders;

The information set forth in the Proxy Statement under the following captions is hereby incorporated herein by reference:

“Approval of the Merger Agreement (Proposal 2)—Treatment of Our Series B Preferred Stock”

“Approval of the Merger Agreement (Proposal 2)—Treatment of Our Series C Preferred Stock”

The information set forth in this Transaction Statement under the caption “Special Factors—Effects of the Merger” is hereby incorporated herein by reference.

(iii) The reasons for engaging in the transaction;

The information set forth in this Transaction Statement under the caption “Special Factors—Reasons for the Merger” is hereby incorporated herein by reference.

(iv) The vote required for approval of the transaction;

The information is provided in the Proxy Statement under the caption “The Special Meeting—Vote Required.”

The information set forth in this Transaction Statement under the following captions is hereby incorporated herein by reference:

“Introduction”

“Special Factors—Approval of Security Holders”

(v) An explanation of any material differences in the rights of security holders as a result of the transaction, if material;

Not applicable.

(vi) A brief statement as to the accounting treatment of the transaction, if material; and

We do not believe that the accounting treatment of the transaction is material.

(vii) The federal income tax consequences of the transaction, if material.

The information set forth in the Proxy Statement under the caption “Special Factors—Certain U.S. Federal Income Tax Consequences” is hereby incorporated herein by reference.

(b) Purchases.

No shares of the Preferred Stock are held by officers or directors of the Company. While PFD Holdings, an affiliate of the Company, is entitled to receive $26.00 for each share of the Preferred Stock held by it, PFD Holdings may elect to cancel the shares of the Preferred Stock that it owns in lieu of accepting the merger consideration by contributing such shares of the Preferred Stock to a newly formed subsidiary, which subsidiary will then be contributed to the Company immediately prior to the effective time in exchange for newly issued shares of the Company’s common stock. If such election is made, such shares of the Preferred Stock will, immediately prior to the effective time, be cancelled without payment of any consideration to PFD Holdings. 17,007 shares of Series B Preferred Stock are held by Goldman Sachs Broad Street Principal Investments, LLC, and whose shares of the Preferred Stock will be acquired in the merger on the same basis as shares held by unaffiliated holders of the Preferred Stock. Each share of our common stock and each share of our Series D Preferred Stock, which are held by affiliates, will be cancelled without consideration.

(c) Different terms.

In consideration of settling the claims of the Holder Class, the Defendants agreed to present the merger agreement to the board of directors of the Company and to submit to the holders of our Preferred Stock a proposal to approve the merger agreement pursuant to which each member of the Holder Class would be entitled to receive the merger consideration of $26.00 per share in the merger. In addition, the Stipulation also provides for a Seller Class settlement fund of $6 million, which is distributable to members of the Seller Class, after taxes and notice and administration expenses (the “Net Seller Class Settlement Fund”), pursuant to a plan of allocation preliminarily approved by the Court. Any balance in the Net Seller Class Settlement Fund after distribution to authorized claimants will be distributed by the claims administrator pro rata to the members of the Holder Class, as set forth in the Court-approved plan of allocation and the Stipulation.

“Seller Class” means all persons who sold some or all of their Preferred Stock between October 25, 2007 and October 8, 2014, inclusive, and suffered a loss, excluding the Defendants and their affiliates, persons who sold shares to PFD Holdings and Seller Class opt-outs.

“Holder Class” means any and all Persons who, as of August 22, 2014 and through the effective time, hold the Preferred Stock, excluding: the Defendants and their affiliates; Holder Class opt-outs; and holders of dissenting shares.

(d) Appraisal rights.

The information set forth in the Proxy Statement under the caption “Dissenters’ Rights,” and the text of the statute is attached to Proxy Statement as Annex D is hereby incorporated herein by reference.

(e) Provisions for unaffiliated security holders.

None.

(f) Eligibility for listing or trading.

Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions.

The information set forth in the Proxy Statement under the following captions is hereby incorporated herein by reference:

“Certain Background Information Regarding the Company and the Proposals—Certain Information Concerning the Company, Company Parent and the Operating Partnership”

“Certain Background Information Regarding the Company and the Proposals—ARC Transaction”

“Certain Background Information Regarding the Company and the Proposals—Certain Information Concerning Litigation”

“Certain Background Information Regarding the Company and the Proposals—Stipulation”

“Approval of the Merger Agreement (Proposal 2).”

The GSRMD is paid a monthly fee by the Company for its asset management services pursuant to an asset management agreement between the Company and the GSRMD. In April 2014, the Company paid $4,650,000 in accrued asset management fees to the GSRMD, and the GSRMD forgave $6,708,000 in accrued asset management fees. This forgiveness was recorded as an increase in equity as the indebtedness was forgiven by the GSRMD, an affiliate of the Company. For the years ended December 31, 2014 and 2013, the GSRMD earned asset management fees of $3,073,000 and $7,276,000, of which $0 and $3,638,000 were deferred, respectively. Since Grace I effectively has no operations of its own, Grace I allocated substantially all of the asset management fees to the Company for the years ended December 31, 2014 and 2013.

The GSRMD is entitled to receive a disposition fee equal to 0.50% of the adjusted proceeds of $5,000,000 or more and 0.75% of the adjusted proceeds under $5,000,000 received by the Company in connection with the sale of any asset owned by the Company. In connection with the disposition of the hotels in the ARC Transaction, the Company accrued a disposition fee of $1,734,000 to the GSRMD.

In addition to the $5,063,000 payable to WNT Holdings, LLC (“WNT”) transferred to the Company in connection with the exercise of the Purchase Option in April 2014, the Company had a $1.7 million payable to WNT as of December 31, 2014.

In connection with the refinancing of its mortgage loan in April 2014, the Company paid approximately $21,049,000 of deferred financing fees, of which a fee of approximately $3,904,000 was paid to Goldman Sachs Mortgage Company, an affiliate of the Company, in connection with the origination of the loan originated by German American Capital Corporation in April 2014.

During the first and second quarter of 2015, Goldman Sachs paid 40% of the legal and related costs in connection with the Action, which amounted to approximately $230,000. The Company anticipates that Goldman Sachs will pay 40% of the $4 million in fees expected to be payable to Plaintiffs’ counsel and 40% of the $6 million Net Seller Class Settlement Fund.

In the past two years, each of Mr. Giannoble and Mr. Fay received from GSRMD approximately $350,000 and $250,000, respectively, in respect of services rendered to the Company. Pursuant to the asset management agreement with GSRMD, the Company reimbursed GSRMD for these costs.

(b)	Significant Corporate Events.

The information set forth in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—Certain Information Concerning the Company, Company Parent and the Operating Partnership” is hereby incorporated herein by reference.

In August 2013, PFD Holdings informed the Company of its consideration of a tender offer for the shares of Series B Preferred Stock and Series C Preferred Stock that it did not own. Shortly after the Action commenced in the fall of 2013, PFD Holdings abandoned its consideration of a tender offer.

(c)	Negotiations or contacts.

In February 2014, the parties to the ARC Transaction started negotiating the terms of the transaction. On May 23, 2014, certain subsidiaries of the Company and WNT (collectively, the “Sellers”) entered into a Real Estate Sale Agreement (the “Original Sale Agreement”) with subsidiaries of American Realty Capital Hospitality Trust, Inc. (the “ARC Buyers”). On November 11, 2014, the Sellers and the ARC Buyers agreed to amend and restate the Original Sale Agreement (as so amended the “Sale Agreement”). The ARC Transaction was consummated on February 27, 2015 in accordance with the terms and conditions of the Sale Agreement. For more information regarding the ARC Transaction, please refer to the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—ARC Transaction” and the Current Report on Form 8-K filed by the Company with the SEC on March 5, 2015, as amended by the Form 8-K/A filed by the Company with the SEC on June 30, 2015, which are hereby incorporated herein by reference.

Information regarding the merger pursuant to the Settlement is set forth in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—Certain Information Concerning Litigation” and Item 4(a)(2) of this Transaction Statement, all of which is hereby incorporated herein by reference.

(d)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Proxy Statement under the following captions is hereby incorporated herein by reference:

“Certain Background Information Regarding the Company and the Proposals—Certain Information Concerning the Company, Company Parent and the Operating Partnership”

“Certain Background Information Regarding the Company and the Proposals—Certain Information Concerning Litigation”

“Certain Background Information Regarding the Company and the Proposals—Stipulation”

“Approval of the Merger Agreement (Proposal 2)”

The following agreements and other documents, each of which is attached as an exhibit hereto, are hereby incorporated herein by reference:

Amended and Restated Charter of the Company;

the Stipulation;

the merger agreement;

the Agreement and Plan of Merger, dated as of June 20, 2007, by and among Company Parent, the Company, Grace II, L.P., the Operating Partnership and Equity Inns, Inc.; and

the Keepwell Agreement, effective as of October 25, 2007, by and between W2007 Grace I, LLC, and W2007 Grace Acquisition I, Inc.

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired.

The information set forth in the Proxy Statement under the following captions is hereby incorporated herein by reference:

“Approval of the Merger Agreement (Proposal 2)—Treatment of Our Series B Preferred Stock”

“Approval of the Merger Agreement (Proposal 2)—Treatment of Our Series C Preferred Stock”

(c)(1)-(8) Plans.

The information set forth in the Proxy Statement under the following captions is hereby incorporated herein by reference:

“Approval of the Amendment to our Amended and Restated Charter (Proposal 1)”

“Approval of the Merger Agreement (Proposal 2)”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes.

The information set forth in this Transaction Statement under the caption “Special Factors—Purposes of the Merger” is hereby incorporated herein by reference.

(b)	Alternatives.

The information set forth in this Transaction Statement under the caption “Special Factors—Alternatives to the Merger” is hereby incorporated herein by reference.

(c)	Reasons.

The information set forth in this Transaction Statement under the caption “Special Factors—Reasons for the Merger” is hereby incorporated herein by reference.

(d)	Effects.

The information set forth in this Transaction Statement under the following captions is hereby incorporated herein by reference:

“Special Factors—Effects of the Merger—Effect on the Company”

“Special Factors—Effects of the Merger—Effect on Series B Preferred Stock”

“Special Factors—Effects of the Merger—Effect on Series C Preferred Stock”

“Special Factors—Effects of the Merger—Effect of the Merger on the Ownership of the Company”

Item 8	Fairness of the Transaction

(a)	Fairness.

The information set forth in this Transaction Statement under the caption “Special Factors—Fairness of the Merger” is hereby incorporated herein by reference.

(b)	Factors Considered in Determining Fairness.

The information set forth in this Transaction Statement under the caption “Special Factors—Fairness of the Merger” is hereby incorporated herein by reference.

(c)	Approval of Security Holders.

The information set forth in this Transaction Statement under the caption “Special Factors—Approval of Security Holders” is hereby incorporated herein by reference.

(d)	Unaffiliated Representative.

The information set forth in this Transaction Statement under the caption “Special Factors—Unaffiliated Representative” is hereby incorporated herein by reference.

(e)	Approval of Directors.

The information set forth in this Transaction Statement under the caption “Special Factors—Approval of Directors” is hereby incorporated herein by reference.

(f)	Other Offers.

None.

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal.

None of the Company or its affiliates received any report, opinion or appraisal from an outside party that is materially related to the merger.

(b)	Preparer and Summary of the Report, Opinion or Appraisal.

Not applicable.

(c)	Availability of Documents.

Not applicable.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds.

The consideration to be paid to unaffiliated holders of the Preferred Stock will be approximately $62.4 million. PFD Holdings currently intends to cancel the shares of the Preferred Stock that it owns in lieu of accepting the merger consideration. If PFD Holdings does not elect to cancel the shares, the aggregate consideration to be paid to holders of the Preferred Stock (including PFD Holdings) would be $152.1 million. The Company estimates that it will use the Company’s then currently available cash to complete the transaction (which includes cash payments to class members, professional fees and other expenses related to the merger and the Settlement) and PFD Holdings, LLC, Whitehall Parallel, and Finance Sub have agreed to fund the shortfall from their then available cash. We do not expect to require any borrowings to pay for these costs or expenses.

(b)	Conditions.

Not applicable as we do not expect to require any borrowings to pay for these costs or expenses.

(c)	Expenses.

The Company estimates that it will incur the following expenses in connection with the merger:

Amount to be Paid
Financial advisory fee and expenses	$0.00
Legal, accounting and other professional fees	$500,000.00
SEC filing fees	$7,248.66
Proxy solicitation, printing and mailing costs	$100,000.00
Exchange agent fees	$50,000.00
Miscellaneous	$0.00

Total	$657,248.66

(1)	The expenses above reflect the Company’s legal fees associated with the merger, including preparation of the proxy and the Schedule 13e-3, the SEC filing fees for the 13e-3, the proxy solicitation and mailing costs for the special meeting and the Schedule 13e-3 and the Exchange Agent for the merger consideration’s fees. The above fees and expenses do not include all fees and expenses related to the Settlement.

The Company will pay all costs listed above and does not expect to require any borrowings for the purposes of paying for such expenses.

(d)	Borrowed Funds.

Not applicable, as we do not expect to require any borrowings to pay for these costs or expenses.

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership.

Person	Amount and Nature of Beneficial Ownership of Series B Preferred Stock	Percentage of Class	Amount and Nature of Beneficial Ownership of Series C Preferred Stock	Percentage of Class
The Goldman Sachs Group, Inc. (1),(2)	1,763,012	51%	1,704,730	71%
Goldman, Sachs & Co. (1)	1,746,005	51%	1,704,730	71%
PFD Holdings, LLC	1,746,005	51%	1,704,730	71%
W2007 Finance Sub, LLC (1)	1,746,005	51%	1,704,730	71%
W2007 Grace Acquisition I, Inc.	—	—	—	—
W2007 Grace Acquisition II, Inc.	—	—	—	—
W2007 Grace I, LLC	—	—	—	—
W2007 Grace II, LLC	—	—	—	—
Whitehall Parallel Global Real Estate Limited Partnership 2007	—	—	—	—
WH Parallel Advisors, L.L.C. 2007	—	—	—	—
Whitehall Street Global Real Estate Limited Partnership 2007 (1)	1,746,005	51%	1,704,730	71%
WH Advisors, L.L.C. 2007 (1)	1,746,005	51%	1,704,730	71%
Todd Giannoble	—	—	—	—
Greg Fay	—	—	—	—
Brian Nordahl	—	—	—	—
Richard A. Friedman	—	—	—	—
Elizabeth C. Fascitelli	—	—	—	—
James R. Garman	—	—	—	—
Alan S. Kava	—	—	—	—
Thomas Ferguson	—	—	—	—
Jeffrey M. Fine	—	—	—	—
Heather L. Mulahasani	—	—	—	—
Richard Spencer	—	—	—	—
Peter A. Weidman	—	—	—	—
John E. Bowman	—	—	—	—
Michael M. Furth	—	—	—	—
Eric Goldstein	—	—	—	—
Penny (Petrow) McSpadden	—	—	—	—
Maximilliano Ramirez-Espain	—	—	—	—
Laurie E. Schmidt	—	—	—	—
Patrick Tribolet	—	—	—	—
Michael Watts	—	—	—	—
William Y. Eng	—	—	—	—
Scott Kilpatrick	—	—	—	—
Julianne Ramming	—	—	—	—
Clayton Wilmer	—	—	—	—
Wei Yan (Susan)	—	—	—	—
David Thomas	—	—	—	—

Person	Amount and Nature of Beneficial Ownership of Series B Preferred Stock	Percentage of Class	Amount and Nature of Beneficial Ownership of Series C Preferred Stock	Percentage of Class
Mitchell S. Weiss	—	—	—	—
Jason Levesque	—	—	—	—
Mark G. Riemann	—	—	—	—
Ben Adler	—	—	—	—
Savatore Fortunato	—	—	—	—
Curtis Hogan	—	—	—	—
Markus Kant	—	—	—	—
Lloyd C. Blankfein	—	—	—	—
M. Michele Burns	—	—	—	—
Gary D. Cohn	—	—	—	—
Mark Flaherty	—	—	—	—
William W. George	—	—	—	—
James A. Johnson	—	—	—	—
Lakshmi N. Mittal	—	—	—	—
Adebayo O. Ogunlesi	—	—	—	—
Peter Oppenheimer	—	—	—	—
Debora L. Spar	—	—	—	—
Mark E. Tucker	—	—	—	—
David A. Viniar	—	—	—	—
Mark O. Winkleman	—	—	—	—
Alan M. Cohen	—	—	—	—
Edith W. Cooper	—	—	—	—
Gregory K. Palm	—	—	—	—
John F.W. Rogers	—	—	—	—
Harvey M. Schwartz	—	—	—	—
Mark Schwartz	—	—	—	—
Michael S. Sherwood	—	—	—	—
John S. Weinberg	—	—	—	—

(1)	Includes 1,746,005 shares of Series B Preferred Stock and 1,704,730 shares of Series C Preferred Stock owned by PDF Holdings.
(2)	Includes 17,007 shares of Series B Preferred Stock owned by Broad Street Principal Investments, LLC.

(b)	Securities Transaction.

None.

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction.

Not applicable.

(e)	Recommendations of Others.

Not applicable.

Item 13	Financial Statements

(a)	Financial Information.

(1) The following are audited financial statements for the two fiscal years required to be filed with the Company’s most recent annual report under Sections 13 and 15(d) of the Exchange Act:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

W2007 Grace Acquisition I, Inc.

We have audited the accompanying consolidated balance sheets of W2007 Grace Acquisition I, Inc. as of December 31, 2014, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the four years in the period ended December 31, 2014. Our audits also included the financial statement schedules listed in the Index at Item 15.2. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of W2007 Grace Acquisition I, Inc. at December 31, 2014, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the four years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its reporting of discontinued operations as a result of the adoption of the amendments to the FASB Accounting Standards Codification resulting from Accounting Standards Update No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young, LLP

Fort Worth, TX

June 12, 2015

W2007 GRACE ACQUISITION I, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2014	December 31, 2013	December 31, 2012
ASSETS
INVESTMENTS IN REAL ESTATE, net	$240,830	$1,392,097	$1,562,422
INVESTMENT IN SENIOR MEZZ	4,920	—	—
CASH AND CASH EQUIVALENTS	12,444	12,404	13,051
RESTRICTED CASH	2,809	46,849	35,341
ACCOUNTS RECEIVABLE, net	1,906	8,453	8,760
OTHER ASSETS	834	6,492	5,548
DEFERRED FINANCING COSTS, net of accumulated amortization of $1,803, $36,309 and $36,235, respectively	359	614	980
DEFERRED FRANCHISE FEES, net of accumulated amortization of $820, $3,704 and $3,283, respectively	918	3,541	4,260

Total assets	$265,020	$1,470,450	$1,630,362

LIABILITIES AND EQUITY
NOTES PAYABLE	$203,126	$1,161,725	$1,245,557
OTHER LIABILITIES:
Accounts payable and accrued liabilities	33,437	41,986	42,347
Payable to affiliate	6,763	—	—
Accrued interest payable	1,020	16,529	20,619

Total liabilities	244,346	1,220,240	1,308,523
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Preferred stock, $0.01 par value, 10,000,000 shares authorized:
Series B, 8.75%, $0.01 par value, $25.00 redemption value, 3,450,000 shares issued and outstanding	60,375	60,375	60,375
Series C, 9.00%, $0.01 par value, $25.00 redemption value, 2,400,000 shares issued and outstanding	40,800	40,800	40,800
Series D, 8.00%, $0.01 par value, $250.00 redemption value, 125 shares issued and outstanding	31	31	31
Common stock, $0.01 par value, 100,000,000 shares authorized, 100 shares issued and outstanding	—	—	—
Additional paid-in-capital	9,979	10,195	10,195
Retained deficit	(74,764)	(47,484)	(45,682)

Total shareholders’ equity	36,421	63,917	65,719
NON-CONTROLLING EQUITY PURCHASE OPTION	—	175,000	175,000
NON-CONTROLLING INTEREST	(15,747)	11,293	81,120

Total equity	20,674	250,210	321,839

Total liabilities and equity	$265,020	$1,470,450	$1,630,362

The accompanying notes are an integral part of these consolidated financial statements.

W2007 GRACE ACQUISITION I, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,
	2014	2013	2012	2011
REVENUES:
Rooms	$173,222	$413,732	$395,697	$374,706
Food and beverage	3,522	8,164	7,760	7,228
Other	2,883	6,655	6,390	6,365

Total hotel revenues	179,627	428,551	409,847	388,299

OPERATING EXPENSES:
Direct hotel expenses:
Rooms	42,743	106,117	103,885	98,074
Food and beverage	3,167	7,645	7,395	6,618
Other	1,708	4,398	4,527	4,563
Non-departmental	55,829	135,187	128,921	124,182
Property tax, ground lease, insurance and property management fees	13,064	31,656	31,020	29,440
Corporate overhead	5,967	6,454	6,482	5,245
Asset management fees	3,073	7,063	6,648	6,137
Depreciation and amortization	33,308	83,292	85,298	78,983
Impairment charges	9,036	27,656	85,684	4,483

Total operating expenses	167,895	409,468	459,860	357,725

OPERATING INCOME	11,732	19,083	(50,013)	30,574
Equity in loss from Senior Mezz	(1,429)	—	—	—
Interest income	76	82	87	101
Interest expense	(31,325)	(82,856)	(84,433)	(84,512)
Other income	112	216	35	18
Unrealized loss on derivatives	—	(57)	(35)	(401)
Contingent loss on litigation settlement	(24,250)	—	—	—
Gain on sale of investment in real estate	221	—	—	—
Gain on extinguishment of debt	13,199	—	—	—

LOSS FROM CONTINUING OPERATIONS	(31,664)	(63,532)	(134,359)	(54,220)
Income (loss) from discontinued operations	—	(8,081)	(1,876)	4,720

NET LOSS	(31,664)	(71,613)	(136,235)	(49,500)
Net loss attributable to non-controlling interest	4,384	69,811	134,400	48,924

NET LOSS ATTRIBUTABLE TO THE COMPANY	$(27,280)	$(1,802)	$(1,835)	$(576)

AMOUNTS ATTRIBUTABLE TO COMMON SHAREHOLDERS:
Loss from continuing operations	$(27,280)	$(1,721)	$(1,816)	$(623)
Income (loss) from discontinued operations	—	(81)	(19)	47

Net loss attributable to common shareholders	$(27,280)	$(1,802)	$(1,835)	$(576)

COMPREHENSIVE LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(27,280)	$(1,802)	$(1,835)	$(576)

The accompanying notes are an integral part of these consolidated financial statements.

W2007 GRACE ACQUISITION I, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Deficit	Non-controlling Equity Purchase Option	Non-controlling Interest	Total
	Shares	Dollars	Shares	Dollars
Balance at January 1, 2011	5,850,125	$101,206	100	$—	$9,128	$(43,271)	$281,811	$158,790	$507,664
Net loss	—	—	—	—		(576)	—	(48,924)	(49,500)
Distributions (1)	—	—	—	—	(1)	—	—	(76)	(77)
Preferred stock dividends	—	—	—	—	—	—	—	—	—

Balance at December 31, 2011	5,850,125	$101,206	100	$—	$9,127	$(43,847)	$281,811	$109,790	$458,087

Net loss	—	—	—	—	—	(1,835)	—	(134,400)	(136,235)
Distributions (1)	—	—	—	—	—	—	—	(13)	(13)
Adjustment to non-controlling equity purchase option	—	—	—	—	1,068	—	(106,811)	105,743	—
Preferred stock dividends	—	—	—	—	—	—	—	—	—

Balance at December 31, 2012	5,850,125	$101,206	100	$—	$10,195	$(45,682)	$175,000	$81,120	$321,839

Net loss	—	—	—	—	—	(1,802)	—	(69,811)	(71,613)
Distributions (1)	—	—	—	—	—	—	—	(16)	(16)
Preferred stock dividends	—	—	—	—	—	—	—	—	—

Balance at December 31, 2013	5,850,125	$101,206	100	$—	$10,195	$(47,484)	$175,000	$11,293	$250,210

Net loss	—	—	—	—	—	(27,280)	—	(4,384)	(31,664)
Distributions (1)	—	—	—	—	—	—	—	(9)	(9)
Forgiveness of accrued asset management fees	—	—	—	—	80	—	—	6,628	6,708
Exercise of Purchase Option	—	—	—	—	(296)	—	(175,000)	(29,275)	(204,571)

Balance at December 31, 2014	5,850,125	$101,206	100	$—	$9,979	$(74,764)	$—	$(15,747)	$20,674

(1)	Distribution to Grace I for corporate expenses incurred.

The accompanying notes are an integral part of these consolidated financial statements.

W2007 GRACE ACQUISITION I, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2014	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(31,664)	$(71,613)	$(136,235)	$(49,500)
Adjustments to reconcile net loss to net cash from operating activities:
Bad debt expense	51	72	250	283
Accretion of notes payable fair value adjustment at acquisition	1,006	1,507	1,076	1,133
Amortization of deferred financing costs	255	366	290	308
Deductible on involuntary conversion claims	269	532	992	360
Fair value adjustment of derivative instruments	—	57	35	401
Depreciation and amortization	33,308	86,504	89,818	82,977
Amortization of below market ground leases	73	262	284	305
Equity in loss from Senior Mezz	1,429	—	—	—
Net (gain) loss on extinguishment of debt	(13,199)	2,647	—	(7,488)
Net (gain) loss on sale of investments in real estate	(221)	5,890	(254)	357
Impairment charges	9,036	27,656	86,715	4,483
Contingent loss on litigation settlement	24,250	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(3,615)	(272)	(170)	1,137
Other assets	(2,155)	(380)	2,247	(1,306)
Accounts payable and accrued liabilities	5,525	2,443	3,882	2,120
Accrued interest payable	(2,310)	6,780	14,732	20,711

Net cash from operating activities	22,038	62,451	63,662	56,281

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to investments in real estate	(11,602)	(23,682)	(46,356)	(42,427)
Proceeds from property casualty insurance	1,391	2,051	736	25
Change in restricted cash	30,121	(11,508)	6,639	2,486
Net proceeds from sale of investments in real estate	240	70,112	2,252	839
Payment of initial franchise fees	—	(1,158)	—	(85)

Net cash from (used in) investing activities	20,150	35,815	(36,729)	(39,162)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on notes payable	(959,605)	(96,209)	(25,629)	(16,162)
Proceeds from notes payable	976,000	—	—	—
Advance from affiliate	1,700	—	—	—
Payment of defeasance premiums	—	(2,647)	—	—
Payment of deferred financing costs	(21,049)	—	—	—
Purchase of interest rate derivative instruments	(293)	(57)	(35)	—
Cash received in connection with the exercise of the purchase option	(38,901)	—	—	—

Net cash used in financing activities	(42,148)	(98,913)	(25,664)	(16,162)

NET CHANGE IN CASH AND CASH EQUIVALENTS	40	(647)	1,269	957
CASH AND CASH EQUIVALENTS, beginning of period	12,404	13,051	11,782	10,825

CASH AND CASH EQUIVALENTS, end of period	$12,444	$12,404	$13,051	$11,782

SUPPLEMENTAL DISCLOSURES:
Interest paid	$31,502	$75,774	$69,952	$65,359
Non-cash additions to investments in real estate included in accounts payable and accrued liabilities	$1,453	$2,127	$4,226	$4,619
Non-cash additions to notes payable (interest on First Mezzanine Loan added to principal balance)	$—	$10,870	$9,070	$7,772
Non-cash distributions to common shareholder	$—	$—	$—	$(1)
Non-cash distributions to non-controlling interest	$(9)	$(16)	$(13)	$(76)
Adjustment to non-controlling equity purchase option	$—	$—	$(106,811)	$—

See Note 1 for the detail of the net assets transferred in conjunction with the exercise of the equity purchase option.

The accompanying notes are an integral part of these consolidated financial statements.

W2007 GRACE ACQUISITION I, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION :

W2007 Grace I, LLC (Grace I), a Tennessee limited liability company, was formed on June 20, 2007. Grace I is owned by W2007 Finance Sub, LLC, a Delaware limited liability company, and Whitehall Parallel Global Real Estate Limited Partnership 2007, a Delaware limited partnership (collectively, Whitehall). WNT is also owned by Whitehall. The general partner of Whitehall Parallel Global Real Estate Limited Partnership 2007 and the partnerships owning W2007 Finance Sub, LLC is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. (GS Group) and, therefore, is an affiliate of GS Group. GS Group in turn also controls Goldman, Sachs & Co. (GS) and Goldman Sachs Mortgage Company (GSMC). Consequently, GS and GSMC are also affiliates of Whitehall.

Grace I, W2007 Grace Acquisition I, Inc. (Grace Acquisition I), Equity Inns, Inc. (Equity Inns), Grace II, L.P. (Grace II) and Equity Inns Partnership, L.P. (Equity LP) entered into an agreement and plan of merger (Merger Agreement) whereby Equity Inns would merge with and into Grace Acquisition I and Grace II would merge with and into Equity LP (Merger). The Merger was completed on October 25, 2007. Prior to the Merger, Grace Acquisition I had no operations other than its activities in anticipation of the Merger.

Prior to the Merger, Equity Inns was a public hotel company and had elected to be taxed as a real estate investment trust (REIT) for federal income tax purposes. Equity Inns, through its wholly owned subsidiary, Equity Inns Trust (Equity Trust), was the sole general partner of Equity LP. Equity Inns, Equity Trust and Equity LP (and its wholly owned subsidiaries) are hereinafter collectively referred to as Equity. Prior to the Merger, Equity owned 137 limited-service hotels located throughout the United States.

Subsequent to the Merger, Grace II changed its name to W2007 Equity Inns Partnership, L.P. (W2007 Equity LP). As of December 31, 2014 and 2013, Grace I owns all of the common shares of Grace Acquisition I and Grace Acquisition I owns a 1% general partnership interest in W2007 Equity LP (with Grace I owning a 1% general partnership interest and a 98% limited partnership interest). Grace Acquisition I and W2007 Equity LP (and its wholly owned subsidiaries) are hereinafter referred to as the Company.

Following the Merger, the Company and Grace I entered into a Keepwell Agreement, effective as of the date of the Merger (the Keepwell Agreement), pursuant to which Grace I agreed to make such cash payments to the Company as are necessary to enable the Company to satisfy its obligations to the holders of the Company’s 8.75% Series B cumulative preferred stock (Series B preferred stock) and 9.00% Series C cumulative preferred stock (Series C preferred stock) in accordance with the Company’s charter when the Company determines, or is legally compelled, to satisfy such obligations. To date, no payments have been made and none are due under the Keepwell Agreement. The Keepwell Agreement may be terminated by Grace I at any time upon 30 days’ prior written notice. There are no third-party beneficiaries of the Keepwell Agreement.

On March 31, 2008, Grace Acquisition I, pursuant to Section 856(g)(2) of the Internal Revenue Code of 1986, as amended (the Code), revoked its election under Section 856(c)(1) of the Code to be a REIT for the taxable year ending on December 31, 2008. Consequently, subsequent to December 31, 2007, Grace Acquisition I is subject to income taxes at statutory corporate rates.

The Company leased substantially all of its hotels to subsidiaries (TRS Lessees) of W2007 Equity Inns TRS Holdings, Inc. (TRS Holdings), a taxable REIT subsidiary, pursuant to certain percentage lease agreements (the TRS Leases). The TRS Leases were necessary for the Company to comply with certain REIT provisions of the Code. As discussed above, the Company has revoked its election to be taxed as a REIT. As of December 31, 2012, all of the TRS Leases had been terminated.

In July 2012, WNT Holdings, LLC (WNT), a Delaware limited liability company and a subsidiary of Whitehall, acquired, for $175,000,000, an option (Purchase Option) to purchase a 97% equity interest in W2007 Equity Inns Senior Mezz, LLC (Senior Mezz), a wholly owned subsidiary of the Company, from an affiliate of GSMC. The Purchase Option was not effective or exercisable until certain notes payable of Senior Mezz and its subsidiaries had been paid in full. On April 11, 2014, Senior Mezz and its subsidiaries refinanced the GE Mortgage Note Payable (see Note 7) and WNT exercised the Purchase Option. As a result of the loss of control of Senior Mezz, effective April 11, 2014, the Company deconsolidated Senior Mezz and began recognizing its 3% interest in the entity using the equity method. This is reflected in the accompanying consolidated balance sheets under the caption investment in Senior Mezz. The net assets transferred to WNT and the net decrease in equity are as follows (in thousands):

Investments in real estate	$1,119,302
Restricted cash	13,919
Cash and cash equivalents	38,901
Accounts receivable, net	14,505
Other assets	6,857
Interest rate derivative instrument	293
Deferred financing costs, net	21,049
Deferred franchise fees, net	3,663
Notes payable	(976,000)
Accounts payable and accrued liabilities	(31,591)

Net assets transferred	210,898
Recognition of investment in Senior Mezz	(6,327)

Net decrease in equity	$204,571

A receivable from the Company to Senior Mezz of approximately $5,063,000 was included in accounts receivable above and, at December 31, 2014, the related payable from the Company to Senior Mezz was included in payable to affiliate in the accompanying consolidated balance sheets.

As of December 31, 2013, the Company owned 126 hotels located in 35 states, the majority of which operate under franchise agreements with Marriott, Hilton, Hyatt and Intercontinental. As of December 31, 2013, the managers of the hotels are as follows:

Number of Hotels
Hilton Hotels Corporation	46
Pillar Hotels and Resorts, L.P.	24
McKibbon Hotel Group	21
Huntington Hotel Group	13
Other (represented by four different management companies)	22

126

As of December 31, 2014, the Company owned 20 hotels located in 13 states, which operated under franchise agreements with Marriott and Hilton. As of December 31, 2014, the managers of these hotels were as follows:

Number of Hotels
Hilton Hotels Corporation	9
Gateway Lodging Co., Inc.	4
Pillar Hotels and Resorts, L.P.	3
McKibbon Hotel Group	2
Huntington Hotel Group	2

20

In addition, as of December 31, 2014, the Company owned a 3% interest in Senior Mezz which indirectly owned 106 hotels located in 34 states, which operated under franchise agreements with Marriott, Hilton, Hyatt and Intercontinental. As of December 31, 2014, the managers of these hotels were as follows:

Number of Hotels
Hilton Hotels Corporation	37
Pillar Hotels and Resorts, L.P.	21
McKibbon Hotel Group	19
Huntington Hotel Group	11
Other (represented by four different management companies)	18

106

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES :

Principles of consolidation

The consolidated financial statements include the accounts of Grace Acquisition I, W2007 Equity LP and subsidiaries of W2007 Equity LP. Because Grace Acquisition I is the general partner of W2007 Equity LP and has control over its management and major operating decisions, the accounts of W2007 Equity LP are consolidated in the consolidated financial statements of Grace Acquisition I. All significant intercompany balances and transactions have been eliminated.

Use of estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments in real estate

Real estate investments are carried at depreciated cost net of reduction for impairment. Expenditures for ordinary repairs and maintenance are expensed as incurred. Significant renovations and improvements, which improve or extend the useful life of the assets, are capitalized. Full stock replacements of china, glass, silver, uniforms and linen are capitalized and incidental purchases are expensed as incurred.

Investments in real estate consist of the following (in thousands):

	December 31, 2014	December 31, 2013	December 31, 2012
Land and improvements	$50,900	$277,497	$299,577
Buildings and improvements	258,829	1,159,285	1,253,710
Furniture, fixtures and equipment	—	322,019	324,366
Below market ground leases	—	13,253	13,253

Total cost	309,729	1,772,054	1,890,906
Accumulated depreciation and amortization	(68,899)	(379,957)	(328,484)

Investment in real estate, net	$240,830	$1,392,097	$1,562,422

Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets as follows: buildings and improvements over 7.5 to 39 years; land improvements over 15 years; and furniture, fixtures and equipment, including china, glass, silver, uniforms and linen, over 3 to 7 years. Below market ground leases were amortized over the remaining term of the related lease agreements, which ranged from 16 to 52 years. Effective from the exercise of the Purchase Option on April 11, 2014, none of the Company’s consolidated hotels are, as of December 31, 2014, subject to a ground lease. For the years ended December 31, 2014, 2013, 2012 and 2011, the Company recognized depreciation expense, including discontinued operations, of $33,081,000, $85,951,000, $89,170,000 and $82,340,000 respectively.

Assets are classified as held for sale if a disposal plan is in place, actions to achieve the sale have been initiated, a sale is probable and it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Sales of the Company’s investments in real estate take a significant amount of time to consummate and many changes in the terms and timing are typical in the process. Accordingly, management does not classify assets as held for sale until a contract is pending, closing is scheduled and the probability of significant changes in terms or timing is insignificant. We evaluate assets held for sale for impairment each reporting period and record them at the lower of their carrying amounts or fair value less costs to sell.

On May 23, 2014, the subsidiaries of Grace I and WNT entered into an agreement to sell their 126 hotels for a combined purchase price of $1.925 billion, subject to certain adjustments, to affiliates of ARC Hospitality. The agreement was subsequently amended and restated on November 11, 2014 to exclude ten hotels from the sale (all ten of which are owned by subsidiaries of WNT), remove several closing contingencies and extend the closing date. The amended and restated agreement provided for the sale of 116 hotels for a combined purchase price of $1.808 billion with closing scheduled on February 27, 2015 (see Note 16). The closing of the sale was subject to lender approvals as well as other customary closing conditions. As of December 31, 2014, the Company concluded that there could be no assurance that the transaction would close as scheduled and, therefore, the real estate investments to be sold were not classified as held for sale as of December 31, 2014. No real estate investments were classified as held for sale as of December 2013 or 2012.

Investment in Senior Mezz

The Company’s 3% investment in Senior Mezz is accounted for under the equity method of accounting. The Company initially recognized it pro rata interest in the net assets of Senior Mezz and has also recognized its pro rata interest in Senior Mezz’s net income or loss. Management reviews the investment in Senior Mezz for impairment each reporting period. The investment is impaired when its estimated fair value is less than the carrying amount of the investment. Any impairment is recorded in equity in income (loss) from Senior Mezz. No such impairment was recorded for the year ended December 31, 2014.

Fair value measurements

Fair value measurements are market-based measurements, not entity-specific measurements. Fair value measurement assumptions are classified under a hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and management’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Management’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Fair value measurements of financial and nonfinancial assets and liabilities are based on (1) the assumptions that market participants would use in pricing the asset or liability, if available, or (2) management’s estimates of market participant assumptions.

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when recording impairment on long-lived assets). The following table presents nonfinancial assets measured at fair value on a nonrecurring basis as of December 31, 2014, 2013, 2012 and 2011, and related impairment charges recorded (in thousands):

	Level 1	Level 2	Level 3	Total Impairment Write-downs
2014
Investments in real estate	$—	$—	$—	$7,582	(1)
Investments in real estate	—	—	30,367	1,454

				$9,036
2013
Investments in real estate	$—	$—	$—	$1,757	(2)
Investments in real estate	—	—	—	3,297	(3)
Investments in real estate	—	—	63,205	22,602

				$27,656
2012
Investments in real estate	$—	$—	$—	$1,031	(4)
Investments in real estate	—	—	—	21,505	(5)
Investments in real estate	—	—	113,015	64,179

				$86,715	(6)
2011
Investments in real estate	$—	$—	$6,518	$4,483

(1)	This impairment charge was recognized during the three months ended June 30, 2014 based on a fair value (Level 3) of $38,268 as of June 30, 2014.
(2)	This impairment charge was recognized during the three months ended June 30, 2013 based on a fair value (Level 3) of $5,352 as of June 30, 2013.
(3)	This impairment charge was recognized during the three months ended September 30, 2013 based on a fair value (Level 3) of $6,588 as of September 30, 2013.
(4)	This impairment charge was recognized during the three months ended March 31, 2012 based on a fair value (Level 3) of $2,059 as of March 31, 2012.
(5)	This impairment charge was recognized during the three months ended September 30, 2012 based on a fair value (Level 3) of $29,629 as of September 30, 2012.
(6)	$1,031 is included in income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2012.

Management reviews its investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The impairment write-downs recorded in 2014 were the result of the allocated purchase prices of the hotels under contract to sell to ARC Hospitality, which represents management’s best estimate of fair values, and in 2013, 2012 and 2011 were the result of unfavorable economic conditions within the markets in which the impaired hotels were located and hotel specific factors that were expected to negatively impact the future operations of the hotels. The assumptions used both in estimating fair values through a discounted cash flow model and the undiscounted cash flow analysis are inherently judgmental and reflect current and projected trends in revenue per available room, operating expenses, capitalization rates, discount rates, and the estimated holding periods for the applicable hotels. If an indicator of potential impairment existed, the hotel was tested for impairment for financial accounting purposes by comparing its carrying value to the estimated future undiscounted cash flows. The amount of the impairment is calculated as the amount by which the carrying value of the hotel exceeds its fair value.

The following table presents quantitative information about significant unobservable inputs used in determining the fair value of the above noted nonfinancial assets ($ in thousands):

2014

Property Type	Fair Value	Valuation Techniques	Unobservable Inputs	Range of Inputs
Hotels (2)	$68,635	Discounted cash flows	Discount rate	12%
			Exit price per key	$82 - $125
			Hold period	2 months - 6 months
			Revenue growth	1.55% - 5.00%
			Expense growth	0.81% - 5.10%

2013
Property Type	Fair Value	Valuation Techniques	Unobservable Inputs	Range of Inputs
Hotels (8)	$65,876	Discounted cash flows	Discount rate	12%
			Exit price per key	$40 - $75
			Exit capitalization rate	7.25% - 8.00%
			Hold period	1.7 years - 2.3 years
			Revenue growth	(6.72%) - 7.84%
			Expense growth	(5.37%) - 5.68%
Hotel (1)	$9,269	Competitive set pricing	Price per key	$100/key

2012
Property Type	Fair Value	Valuation Techniques	Unobservable Inputs	Range of Inputs
Hotels (13)	$144,703	Discounted cash flows	Discount rate	12%
			Exit price per key	$22 - $75
			Exit capitalization rate	7.5% - 8.3%
			Hold period	2.8 years - 3.1 years
			Revenue growth	4.6% - 8.9%
			Expense growth	3.5% - 6.5%

Cash and cash equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less that are not restricted to be cash equivalents. Cash equivalents are placed with reputable institutions and the balances may at times exceed federally insured deposit levels; however, the Company has not experienced any losses in such accounts.

The Company also considers deposits in transit from credit card processors to be cash equivalents.

Accounts receivable and related allowance for doubtful accounts

Accounts receivable consist of amounts owed by guests staying in the hotels as of December 31, 2014, 2013 and 2012 and amounts due from business customers or groups. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of guests to make required payments for services. The allowance is maintained at a level believed adequate to absorb estimated receivable losses. The estimate is based on receivable loss experience, known and inherent credit risks, current economic conditions and other relevant factors including specific reserves for certain accounts. The allowance for doubtful accounts is $53,000, $252,000 and $597,000 as of December 31, 2014, 2013 and 2012, respectively.

Deferred financing costs

Deferred financing costs incurred in connection with the issuance of the notes payable are amortized over the contractual lives of the related notes payable using the straight-line method, adjusted for actual prepayments, which approximates the effective interest method. The respective amortization is included in interest expense and income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss.

Deferred franchise fees

The Company amortizes initial payments for franchises using the straight-line method over the lives of the franchise agreements, which range from 5 to 21 years. The respective amortization is included in depreciation and amortization and income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss.

Inventory

Inventories consist principally of food and beverage products and are stated at the lower of cost (as determined on a first-in, first-out basis) or market value. Inventories are included in other assets in the accompanying consolidated balance sheets.

Preferred stock

The carrying values of Grace Acquisition I’s Series B preferred stock and Series C preferred stock are $17.50 and $17.00 per share, respectively, which represent the fair values at the Merger date.

Non-controlling equity purchase option

The non-controlling equity purchase option (Purchase Option) represented the GSMC affiliate’s option to purchase a 97% equity interest in one of the Company’s wholly owned subsidiaries which indirectly owns 106 of the Company’s hotels (as of December 31, 2013, these hotels had a net book value of $1,135,795,000), which Purchase Option has since been acquired by WNT (see Note 7) and was exercised on April 11, 2014 (see Note 1). The initial carrying value of the Purchase Option was the fair value of the Purchase Option at its issuance in June 2009. In February 2012, the Purchase Option was amended and, therefore, the carrying value of the Purchase Option was adjusted to reflect the estimated fair value at the amendment date.

Non-controlling interest

Non-controlling interest represents Grace I’s proportionate share (99%) of the equity of W2007 Equity LP as provided for in its partnership agreement. The majority of the Company’s activities are conducted by W2007 Equity LP and its subsidiaries, and thus are reflected in non-controlling interest. However, the litigation accrual (see Note 14) has been deemed to relate to Grace Acquisition I and, therefore, is not reflected in non-controlling interest.

Revenue recognition

Revenues include room, food and beverage, and other hotel revenues such as guest telephone charges, equipment rentals, vending income, in-room movie sales, parking and business centers. Revenues from the hotels are recognized when the services are delivered and are recorded net of any sales or occupancy taxes collected from guests.

Non-departmental expenses

Non-departmental expenses include hotel-level general and administrative expenses, advertising and marketing costs, repairs and maintenance, frequent guest programs, franchise fees and utility costs. Non-departmental expenses are expensed as incurred.

Advertising and marketing

Advertising and marketing costs are expensed as incurred or as the advertising takes place. Advertising and marketing costs were $4,936,000, $11,908,000, $10,333,000 and $9,977,000 for the years ended December 31, 2014, 2013, 2012 and 2011, respectively. Included in marketing costs are fees (generally a percentage of room revenue) payable to marketing funds of the franchisors of the hotels.

Interest rate derivative instruments

The Company’s derivative transactions consist of interest rate cap agreements entered into to mitigate the Company’s exposure to increasing borrowing costs in the event of a rising interest rate environment. The Company has elected not to designate its interest rate cap agreements as cash flow hedges. Therefore, changes in the fair value of the interest rate caps are recorded as unrealized loss on derivatives in the accompanying consolidated statements of operations and comprehensive loss.

The valuations of the interest rate caps are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The cash receipts are based on an expectation of future interest rates using a forward curve that is derived from observable market interest rate curves.

The analysis has incorporated credit valuation adjustments to appropriately reflect the respective counterparty’s nonperformance risk in the fair value measurements. Management evaluated the counterparty’s nonperformance risk based on the counterparty’s most recent credit rating and any changes in credit rating over the past year. In adjusting the fair value of the derivative contract for the effect of nonperformance risk, management has considered the impact of netting and any applicable credit enhancements. Management concluded that the nonperformance risk is insignificant and no adjustment to the value was necessary for this input. Therefore, all inputs used to value the derivatives fall within Level 2 of the fair value hierarchy and the derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Income taxes

Certain transactions of the Company may be subject to accounting methods for income tax purposes which differ from the accounting methods used in preparing these financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders’ equity accounts reported for income tax purposes may differ from the balances reported for those same items in the accompanying consolidated financial statements.

Grace Acquisition I and TRS Holdings (the Taxable Entities) are subject to federal and state income taxes. The Taxable Entities account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

For uncertain tax positions, the Company makes a determination as to whether it is “more likely than not” that a tax position taken, based on its technical merits, will be sustained upon examination, including resolution of any appeals and litigation processes. If the more-likely-than-not threshold is met, the Company measures the related tax position to determine the amount of provision or benefit, if any, to recognize in the financial statements. The Company applies this policy to all tax positions related to income taxes subject to the asset and liability method. The Company files income tax returns in the U.S. federal jurisdiction and various states. If applicable, the Company classifies interest and penalties related to underpayment of income taxes as income tax expense. No income tax examinations are currently in process. As of December 31, 2014, tax years 2011 through 2014 remain subject to potential examination by certain federal and state taxing authorities. There are no amounts related to interest and penalties for the years ended December 31, 2014, 2013, 2012 and 2011, and management has determined that no material unrecognized tax benefits or liabilities exist as of December 31, 2014, 2013 or 2012. The Company does not anticipate any significant changes to unrecognized income tax benefits over the next year.

Concentration of credit risk

As of December 31, 2014, based on 2014 total revenues, the Company’s hotels are concentrated in Florida (18%), Texas (18%), Washington (12%), Illinois (10%), Georgia (9%), California (7%), and Kentucky (5%). As of December 31, 2013, based on 2013 total revenues, the Company’s hotels are concentrated in Florida (19%), Texas (10%), Tennessee (7%), Illinois (6%), Kentucky (5%), California (5%), Georgia (4%) and Michigan (4%).

Segment reporting

The Company considers each of its hotels to be an operating segment, none of which meets the threshold for a reportable segment as prescribed by the authoritative accounting guidance. The Company allocates resources and assesses operating performance based on each individual hotel. Additionally, the Company aggregates these individually immaterial operating segments into one segment using the criteria established by the authoritative accounting guidance, including the similarities of its product offering, types of customers and method of providing service.

Reclassifications

Certain amounts in the consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 have been reclassified for discontinued operations. These reclassifications have no effect on the results of operations previously reported.

Recently issued accounting standards

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-08 Presentation of Financial Statements and Property, Plant and Equipment: Reporting Discontinued Operations and Disclosure of Disposals of Components of an Entity (ASU 2014-08). Under the new guidance, only a disposal of a component that represents a major strategic shift of an organization qualifies for discontinued operations reporting. The guidance also requires expanded disclosures about discontinued operations and new disclosures in regards to individually significant disposals that do not qualify for discontinued operations reporting. This guidance is effective for the first annual period beginning on or after December 15, 2014. Early adoption is permitted, but only for disposals that have not been reported in previously-issued financial statements. The Company elected to early adopt this guidance for the year ended December 31, 2014. During the year ended December 31, 2014, the Company did not have any disposals that represented a strategic shift nor were there any property sales in the current year that would have met the definition of discontinued operations prior to the adoption of the new standard.

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. The standard permits the use of either the retrospective or cumulative effect transition method. The new standard is effective for the Company on January 1, 2018, but can be early adopted on January 1, 2017. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting. The Company will make additional disclosures upon adoption.

In August 2014, the FASB issued ASU 2014-15 Presentation of Financial Statements – Going Concern. The new guidance establishes management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles in U.S. auditing standards. Specifically, ASU 2014-15 provides a definition of the term substantial doubt and requires an assessment for a period of one year after the date that the financial statements are issued or available to be issued. It also requires certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans and requires an express statement and other disclosures when substantial doubt is not alleviated. The guidance is effective for the annual periods beginning on or after December 15, 2016; early adoption is permitted. The Company has not adopted ASU 2014-15, however, the Company does not anticipate that the adoption of this standard will have a material impact on the financial position, results of operations and related disclosures.

In February 2015, the FASB issued ASU No. 2015-02, Amendments to the Consolidation Analysis, which requires amendments to both the variable interest entity and voting models. The amendments (i) rescind the indefinite deferral of certain aspects of accounting standards relating to consolidations and provide a permanent scope exception for registered money market funds and similar unregistered money market funds, (ii) modify the identification of variable interest (fees paid to a decision maker or service provider), the VIE characteristics for a limited partnership or similar entity and primary beneficiary determination under the VIE model, and (iii) eliminate the presumption within the current voting model that a general partner controls a limited partnership or similar entity. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. The amendments may be applied using either a modified retrospective or full retrospective approach. The Company is currently evaluating the effect the guidance will have on its consolidated financial statements.

On April 7, 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the debt liability. This standard is effective for fiscal years beginning after December 15, 2015 with early adoption permitted and will be applied on a retrospective basis. The new standard will be effective for the Company on January 1, 2016 and will not have a material impact on the Company’s financial position, results of operations or cash flows.

3. RELATED PARTY TRANSACTIONS :

In April 2014, the asset management agreement between Grace I and Goldman Sachs Realty Management, L.P. (RMD, formerly known as Archon Group, L.P.) was amended and restated (A&R AMA). The A&R AMA is effective through December 31, 2019 and either party may terminate the agreement with 30 days written notice without cause or the payment of a fee. The owner of RMD is an affiliate of the Company.

RMD is paid a monthly fee by the Company for its asset management services. Pursuant to the Modification Agreement discussed in Note 7, the asset management fee was limited to $6,600,000 in 2011 with 5% increases in subsequent years thereafter until the GE Mortgage (as defined in Note 7) has been paid in full. The payment of 50% of the fee is deferred until the Company reaches a quarterly minimum debt yield of 13% or until the GE Mortgage has been paid in full. During periods where the Company has met such minimum yield, the asset management fee payment is limited to then current amounts, not to include previously deferred amounts. In connection with the refinancing of the GE Mortgage as discussed in Note 7, the restriction on the payment of asset management fees terminated. In April 2014, the Company paid $4,650,000 in accrued asset management fees to RMD and RMD forgave $6,708,000 in accrued asset management fees. This forgiveness was recorded as an increase in equity as the indebtedness was forgiven by RMD, an affiliate of the Company. For the years ended December 31, 2014, 2013, 2012 and 2011, RMD earned asset management fees of $3,073,000, $7,276,000, $6,951,000 and $6,539,000, of which $0, $3,638,000, $3,465,000 and $3,300,000 were deferred, respectively. Deferred asset management fees included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets as of December 31, 2014, 2013 and 2012 are $0, $10,403,000 and $6,765,000, respectively. Since Grace I effectively has no operations of its own, Grace I allocated substantially all of the asset management fees to the Company for the years ended December 31, 2014, 2013, 2012 and 2011.

RMD is entitled to receive a disposition fee equal to 0.50% of the adjusted proceeds of $5,000,000 or more and 0.75% of the adjusted proceeds under $5,000,000 received by the Company in connection with the sale of any asset owned by the Company. As of December 31, 2014 and 2013, accrued disposition fees were $361,000 which were incurred in connection with the sale of four hotels during the year ended December 31, 2013.

In addition to the $5,063,000 payable to WNT transferred to the Company in connection with the exercise of the Purchase Option (see Note 1), the Company had a $1.7 million payable to WNT as of December 31, 2014.

As additional compensation, RMD was entitled under the prior agreement to receive an incentive fee of 20% of any distributable cash after all members of Grace I achieved an internal rate of return on their investment of at least 15%, but less than 20%; an incentive fee of 25% of any distributable cash after all members achieved an internal rate of return of 20%, but less than 25%; and an incentive fee of 30% of any distributable cash after all members achieved an internal rate of return of 25%. The A&R AMA removed the provision for the payment of any incentive fees. For the years ended December 31, 2014, 2013, 2012 and 2011, no incentive fees were earned by RMD.

On September 15, 2011, Pillar Hotels and Resorts, L.P. (Pillar) and its subsidiaries were sold to Capstone Management, LLC, an affiliate of InterMountain Management, LLC (InterMountain Management; Pillar Sale). Prior to this sale, Pillar was an affiliate of the Company.

As of December 31, 2014, the Company engaged Pillar as the property manager for 3 hotels and Senior Mezz engaged Pillar as the property manager for 21 hotels. The property management agreements (the PMAs) terminate between June 2018 and February 2019. The PMAs will automatically renew for an additional one year term unless the Company or Pillar elects not to renew the agreement. The Company may terminate the PMAs with 30 days written notice without cause or the payment of a fee.

The Company pays Pillar a monthly hotel management fee generally equal to 2% per annum of gross revenues for each hotel managed. For the 14 Hyatt Place hotels managed by Pillar for Senior Mezz, the monthly hotel management fees are subordinated to a priority return to the Company. For the years ended December 31, 2014, 2013, 2012 and 2011, the Company incurred base management fees of $299,000, $759,000, $705,000 and $668,000 and incentive fees of $11,000, $113,000, $153,000 and $147,000, respectively, which are included in property tax, ground lease, insurance and property management fees and income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss. Of the $815,000 total hotel management fee incurred for the year ended December 31, 2011, $489,000 was earned by Pillar prior to the Pillar Sale.

The Company pays Pillar a fixed monthly accounting fee. The accounting fee was $130,000, $368,000, $371,000 and $360,000 for the years ended December 31, 2014, 2013, 2012 and 2011, respectively, and is included in non-departmental direct hotel expenses and income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss.

The Company also pays Pillar a monthly capital oversight fee generally equal to its costs incurred related to procurement activities surrounding the Company’s capital expenditures. The capital oversight fee was $384,000, $727,000, $1,624,000 and $1,222,000 for the years ended December 31, 2014, 2013, 2012 and 2011, respectively. Of the $1,222,000 capital oversight fee incurred in 2011, $900,000 is included in asset management fees and income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss. The 2014, 2013, 2012 and the remaining 2011 capital oversight fees were capitalized to investments in real estate in the accompanying consolidated balance sheets as they represent fees incurred after the Pillar Sale.

In 2011, in accordance with the Secondment Agreement, Pillar seconded the employees of AH 2007 Management to operate the hotels of the Company as well as the hotels of affiliates of the Company. Prior to the Pillar Sale, AH 2007 Management was a subsidiary of the Company. Pillar reimbursed AH 2007 Management for salaries, bonuses and any other compensation or benefit payable to the seconded employees. The Company reimbursed Pillar for such costs related to employees at the Company’s hotels, which are included in income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss. In connection with the Pillar Sale, the net assets of AH 2007 Management were acquired by InterMountain Management. See Note 12 for additional disclosure.

As a result of the Pillar Sale, RMD is entitled to an earn-out fee for a portion of Pillar’s annual cash flows.

In connection with arranging the financing for the Company upon acquisition in 2007, an affiliate of the Company was paid a fee of $18,000,000. This fee was included in deferred financing costs in the accompanying consolidated balance sheets as of December 31, 2013 and 2012. This fully amortized fee was written-off in connection with the refinancing of the GE Mortgage in April 2014. In 2007, the Company also paid an affiliate of the Company a fee of $10,007,000 for advisory services related to the Merger. This fee is included in the purchase price consideration which was allocated to the assets and liabilities of the Company.

See also Notes 1, 7, 8, 12, 14 and 16 for additional related party transactions.

4. HOTEL MANAGEMENT AGREEMENTS :

As of December 31, 2014, the Company had engaged four additional third party property managers to manage its remaining 17 hotels. The management agreements provide for the payment of base fees (generally based on fixed percentages of the gross revenues of the hotels managed) and incentive fees (generally based on the “gross operating profit” of the hotels managed). For the years ended December 31, 2014, 2013, 2012 and 2011, the Company incurred base management fees of $3,132,000, $7,392,000, $6,968,000 and $6,715,000 and incentive fees of $283,000, $573,000, $726,000 and $1,026,000, respectively, which are included in property tax, ground lease, insurance and property management fees and income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss. The management agreements have remaining terms ranging from one to two years, as of December 31, 2014, and certain management agreements have penalties for early termination.

The Company pays its additional third party property managers a fixed monthly accounting fee. The accounting fee was $736,000, $1,974,000, $1,871,000 and $1,877,000 for the years ended December 31, 2014, 2013, 2012 and 2011, respectively, and is included in non-departmental direct hotel expenses and income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss.

5. RESTRICTED CASH :

As of December 31, 2014, 2013 and 2012, restricted cash consists of the following (in thousands):

	December 31,
	2014	2013	2012
Required repairs reserve	$40	$39	$227
Debt service reserve	33	21	1,357
Ground rent reserve	—	334	199
Furniture, fixtures and equipment reserve	1,948	4,359	7,174
Real estate taxes reserve	268	6,806	6,943
Interest reserve	61	61	61
Working capital reserve	—	33,859	18,217
Insurance reserve	211	216	210
Operating expense reserve	—	—	824
Other reserves	248	1,154	129

	$2,809	$46,849	$35,341

The above noted reserves are required and controlled by the lenders of the notes payable described in Note 7 and are restricted for specific use. The Company considers all changes in restricted cash to be investing activities in the consolidated statements of cash flows as the cash is invested in interest bearing accounts.

6. OTHER ASSETS :

As of December 31, 2014, 2013 and 2012, other assets consist of the following (in thousands):

	December 31,
	2014	2013	2012
Prepaid insurance	$407	$1,991	$1,369
Prepaid real estate taxes	85	814	945
Prepaid interest	—	872	879
Utility deposits	20	151	143
Inventory	18	277	298
Capital expenditure deposits	—	122	716
Other	304	2,265	1,198

	$834	$6,492	$5,548

7. NOTES PAYABLE :

The Company has the following notes payable outstanding as of December 31, 2014, 2013 and 2012 (in thousands):

			December 31, 2014		December 31, 2013			December 31, 2012
Indebtedness	Maturity Date	Interest Rate	Debt Balance	Book Value of Collateral	Debt Balance	Book Value of Collateral		Debt Balance	Book Value of Collateral
		LIBOR% (2), (3) + (1) 6.86
GE Mortgage	Nov. 2014		$—	$—	$955,266	$1,135,795		$1,014,998	$1,211,662
Mortgages (7 hotels)	Dec. 2016	5.865%	77,212	102,611	78,766	106,659	(4)	80,232	111,134	(4)
Mortgages (6 hotels)	Oct. 2016	5.650%	24,725	42,363	25,582	46,300	(4)	43,280	101,911	(4)
Mortgages (6 hotels)	Dec. 2015	5.440%	48,984	85.412	50,772	92.590	(4)	52,463	95,060	(4)
		LIBOR (3) + 2.85%
Junior subordinated debt	Jul. 2035		50,000	—	50,000	—		50,000	—
Mortgage A	Mar. 2015	5.770%	3,726	10,444	3,866	10,753	(4)	3,999	14,319	(4)
Mortgage B	Dec. 2014	5.390%	—	—	—	—	(4)	4,620	28,336	(4)

			$204,647	$240,830	$1,164,252	$1,392,097		$1,249,592	$1,562,422
Fair value adjustment			(1,521)		(2,527)			(4,035)

			$203,126		$1,161,725			$1,245,557

(1)	Weighted average spread over LIBOR was 6.86% and 6.29% as of December 31, 2013 and 2012, respectively
(2)	LIBOR floor of 1%
(3)	The 90-day LIBOR rates were 0.26%, 0.25% and 0.31% as of December 31, 2014, 2013 and 2012, respectively
(4)	The equity and excess cash flows after the mortgages have been satisfied were pledged as additional collateral on the GE Mortgage

In October 2007, the Company entered into a loan agreement (GE Mortgage) pursuant to which the Company issued a $1,800,000,000 note to GSMC. Under its rights within the GE Mortgage, GSMC componentized the loan in February 2008 for purposes of marketing and selling the individual components of the loan. In connection with the componentization, the Company paid a fee of $9,850,000 to GSMC. After the componentization, the GE Mortgage was composed of a mortgage loan (Mortgage Loan) and seven mezzanine loans (Mezzanine Loans).

In June 2009, the Company entered into a series of recapitalization transactions as follows:

•	Whitehall funded $175,000,000 of its $350,000,000 payment guaranty which reduced the outstanding balance under the Mortgage Loan. The Company recorded this as a deemed contribution and a corresponding reduction of its outstanding indebtedness. As of September 2009, Whitehall satisfied its conditions to fully extinguish the payment guaranty.

•	The First Mezzanine Borrower, a wholly owned subsidiary of the Company, made a proportionate and voluntary prepayment of $15,231,000 to reduce the outstanding balance under the First Mezzanine Loan.

•	GSMC cancelled $544,841,000 of indebtedness outstanding under the Second, Third, Fourth, Fifth, Sixth and Seventh Mezzanine Loans, resulting in an increase in shareholders’ equity of $260,254,000 on the forgiveness of debt. The forgiveness of debt was recorded as an increase in shareholders’ equity as the indebtedness was forgiven by GSMC, an affiliate of the Company.

•	An affiliate of GSMC was granted the Purchase Option. Pursuant to its terms, the Purchase Option was not effective or exercisable until both the Mortgage Loan and the First Mezzanine Loan were paid in full. Whitehall and GSMC’s affiliate agreed to a tiered sharing agreement with respect to distributions received by GSMC’s affiliate under the Purchase Option.

Additionally, the Company made a voluntary principal payment of $5,000,000 plus interest in September 2009. This payment was proportionately allocated between the Mortgage Loan and the First Mezzanine Loan. As a result of these transactions, the outstanding balance under the Mortgage Loan and Mezzanine Loans was reduced by $740,072,000 to $1,039,808,000 as of December 31, 2009.

The Purchase Option originally expired in June 2015; in February 2012, the Purchase Option was amended to expire in July 2021, or such other later date if the maturity date of the Company’s debt is further extended. In July 2012, WNT acquired the Purchase Option.

On April 11, 2014, subsidiaries of Senior Mezz refinanced the GE Mortgage with a new $976 million loan originated by German American Capital Corporation (the GACC Mortgage and Mezzanine Loans). In connection with the refinancing, the “cash trap” under the GE Mortgage and the cash flow pledge of the 20 hotels which were not collateral on the GE Mortgage ceased. As a result of WNT’s exercise of the Purchase Option and the deconsolidation of Senior Mezz and its subsidiaries, the GACC Mortgage and Mezzanine Loans are not included in the Company’s consolidated financial statements as of December 31, 2014.

As described below, the Company recognized interest on the GE Mortgage under the effective interest method. In connection with the repayment of the GE Mortgage on April 11, 2014, the Company wrote-off the interest accrued under the effective interest method, but which was not due or payable to the lender. This write-off resulted in a gain of $13,199,329, which is included in gain on extinguishment of debt in the accompanying consolidated statements of operations and comprehensive loss.

During the year ended December 31, 2014, the Company paid approximately $21,049,000 of deferred financing costs, of which approximately $3,904,000 was paid to GSMC in connection with the origination of the GACC Mortgage and Mezzanine Loans. These deferred financing costs were transferred to WNT in connection with its exercise of the Purchase Option.

In December 2010, the Company entered into a modification of its existing loan agreement under the GE Mortgage (the Modification Agreement). The weighted average interest rate of the GE Mortgage was 90-day LIBOR, with a 1% LIBOR floor plus 6.86%, which was 7.86% as of December 31, 2013. In December 2010, the Company began recognizing interest expense on an effective yield basis through the anticipated maturity in November 2015. The effective yield was approximately 6.96% and 6.98% as of December 31, 2013 and 2012, respectively.

In accordance with the Modification Agreement, substantially all of the cash flows from the hotels were directed to accounts controlled by GE. The Modification Agreement also specified certain limited uses for the cash flow “trapped” by GE. Annually in August, all remaining cash in the working capital reserve account controlled by GE in excess of a specified amount, as defined in the Modification Agreement, were used to pay-down the Mortgage Loan. In August of 2013, 2012 and 2011, the Company made pay-downs on the Mortgage Loan of $24,312,000, $18,873,000 and $10,920,000, respectively. As described below, the net proceeds from the sale of three individually mortgaged hotels were used to pay down $46,290,000 of the GE Mortgage in November 2013.

In accordance with the Modification Agreement, First Mezzanine Loan debt service was deferred and capitalized on an annual basis at the end of each First Mezzanine Loan year until the Company achieves a specified debt yield. Upon satisfaction of the specified debt yield, only the current First Mezzanine Loan debt service due would be payable, with the deferred and capitalized debt service due upon maturity. During the years ended December 31, 2013, 2012 and 2011, $10,870,000, $9,070,000 and $7,772,000, respectively, of the First Mezzanine Loan debt service was capitalized to notes payable in the accompanying consolidated balance sheets.

In December 2013, GSMC purchased two tranches of the GE Mortgage totaling $25,000,000. The interest earned by GSMC on their debt investment was $552,000 and $27,000 for the years ended December 31, 2014 and 2013, respectively. During the years ended December 31, 2012 and 2011, GSMC earned interest of $0 and $2,038,000, respectively, under their debt investments in the Mortgage Loan and the First Mezzanine Loan.

In August 2012, the Company sold one of its hotels collateralized under the GE Mortgage. The net proceeds from the sale of the hotel were used to pay down $2,255,000 of the GE Mortgage. The Company recognized a net gain of $254,000 on this transaction, which is included in income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss.

In December 2011, the Company sold one of its hotels collateralized under the GE Mortgage. The proceeds from the sale of the hotel were used to pay down $813,000 of the GE Mortgage. The Company recognized a net loss of $357,000 on this transaction, which is included in income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss.

In November 2006, Equity completed an aggregate of $95,000,000 in collateralized financing under eight non-recourse, individual loan agreements. Each loan bears interest at a fixed rate of 5.865% per annum, with principal and interest payments due monthly until maturity on December 1, 2016, based on a 30-year amortization schedule. The Company assumed these loans in connection with the Merger. Under the loan agreements, if the collateralized property does not maintain a certain debt service coverage ratio (DSCR) or the Company does not spend an amount greater than or equal to 4% of that property’s operating revenues on furniture, fixtures and equipment (FF&E) expenditures for the first six years of the loan, then for the trailing five years annually thereafter, the Company will be required to fund an additional monthly amount into a lender controlled FF&E reserve from the point of noncompliance. In September

2010, the Company failed to make its required monthly debt service payments under one of the individual loan agreements, which was a technical event of default under the loan agreement. Shortly thereafter, the Company was officially noticed of the default by its lender and in September 2011, the lender effectuated a foreclosure sale whereby the collateralized property title transferred to the lender and the Company was relieved of its obligations under the loan agreement. The Company recognized a net gain of $3,679,000 on this transaction, which is included in income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss.

In September 2006, Equity completed an aggregate of $50,000,000 in collateralized financing under nine non-recourse, individual loan agreements. Each loan bears interest at a fixed rate of 5.65% per annum, with principal and interest payments due monthly until maturity on October 1, 2016, based on a 25-year amortization schedule. The Company assumed these loans in connection with the Merger. Beginning February 2013, the Company failed to make its required monthly debt service payments under one of the individual loan agreements, which was a technical event of default under the loan agreement. In April 2013, the Company sold the collateralized property under this loan agreement. The proceeds of $4,250,000 from the sale of the hotel were used to pay down the full balance of the loan, as well as accrued and default interest. The Company recognized a net loss of $224,000 on this transaction, which included a net prepayment penalty of $352,000. The net loss is included in income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss. In November 2013, the Company sold two of its hotels collateralized under two of the individual loan agreements. A portion of the $42,500,000 in net proceeds was used to purchase defeasance securities to fully relieve the Company’s obligations under the two individual loan agreements. The Company recognized a combined net loss of $1,976,000 related to the defeasance premiums, which is included in income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss. The remaining net proceeds of $26,613,000 were used to pay down the GE Mortgage. The Company recognized a combined net loss of $3,271,000 on the sale of these two hotels, which is included in income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss.

In November 2005, Equity completed an aggregate of $73,500,000 in collateralized financing under seven non-recourse, individual loan agreements. Each loan bears interest at a fixed rate of 5.44% per annum, with principal and interest payments due monthly until maturity on December 1, 2015, based on a 25-year amortization schedule. The Company assumed these loans in connection with the Merger. Under the loan agreements, if the collateralized property does not maintain a certain DSCR, the Company’s net operating cash flows will be “trapped.” In addition, beginning in January 2011 on an annual basis, if the Company does not spend an amount greater than or equal to 4% of that property’s operating revenues on FF&E expenditures for the preceding five years of the loan, the Company will be required to fund an additional monthly amount into the FF&E reserve from the point of noncompliance. In August 2010, the Company failed to make its required monthly debt service payments under one of the individual loan agreements, which was a technical event of default under the loan agreement. Shortly thereafter, the Company was officially noticed of the default by its lender and in August 2011, the lender effectuated a foreclosure sale whereby the collateralized property title transferred to the lender and the Company was relieved of its obligations under the loan agreement. The Company recognized a net gain of $3,809,000 on this transaction, which is included in income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss.

In November 2013, the Company sold its lone hotel collateralized under Mortgage B. A portion of the $25,000,000 in net proceeds was used to purchase defeasance securities to fully relieve the Company’s obligations under the individual loan agreement. The Company recognized a loss of $319,000 related to the defeasance premium, which is included in income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss. The remaining net proceeds of $19,677,000 were used to pay down the GE Mortgage. The Company recognized a net loss of $2,747,000 on the sale of this hotel, which is included in income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss.

In connection with the Merger, the assumption of the loans of Equity described above required the carrying value of the notes payable to be adjusted to the estimated fair value of these obligations at October 25, 2007, the date of the Merger. As a result, the Company recorded a fair value adjustment reducing the value of these loans by $10,196,000. This fair value adjustment is being accreted over the terms of the respective loans as an increase to interest expense based on the effective interest method. The Mortgage Loan and First Mezzanine Loan were recorded at cost.

In June 2005, Equity issued $50,000,000 in junior subordinated debt in a private placement that will mature in July 2035. The junior subordinated debt bore interest at 6.93% per annum for five years and beginning in July 2010, bears interest at 90-day LIBOR plus 2.85% per annum through maturity. Interest on the junior subordinated debt is due quarterly. The junior subordinated debt may be prepaid after July 2010 without penalty. The Company assumed the junior subordinated debt in connection with the Merger, which is recorded at cost.

Substantially all of the debt is collateralized by first mortgages on the hotels. The Company does not have any notes payable that contain cross-default provisions. The terms of the debt, except the GE Mortgage and the junior subordinated debt, generally require prepayment penalties if repaid prior to maturity or contain a defeasance clause whereby the cash flow from purchased defeasance investments would substitute as collateral for the mortgage.

As of December 31, 2013, scheduled principal maturities associated with the notes payable are as follows (in thousands):

Year Ending December 31,	Amount
2014	$959,605
2015	55,266
2016	99,381
2017	—
2018	—
Thereafter	50,000

$1,164,252

As of December 31, 2014, scheduled principal maturities associated with the notes payable are as follows (in thousands):

Year Ending December 31,	Amount
2015	$55,266
2016	99,381
2017	—
2018	—
2019	—
Thereafter	50,000

$204,647

8. PREFERRED STOCK :

In connection with the Merger, Grace Acquisition I issued 3,450,000 shares of 8.75% Series B cumulative preferred stock and 2,400,000 shares of 9.00% Series C cumulative preferred stock. The preferred shares were issued to holders of Equity’s preferred stock and had terms essentially identical to the Equity preferred stock. The Series B preferred stock may be redeemed at $25.00 per share plus accrued but unpaid dividends at the election of Grace Acquisition I.

The Series C preferred stock may be redeemed at $25.00 per share plus accrued but unpaid dividends at the election of Grace Acquisition I, on or after February 15, 2011. The Series B preferred stock and Series C preferred stock have no stated maturity, sinking fund or mandatory redemption and are not convertible into any other securities of Grace Acquisition I.

In February 2008, Grace Acquisition I also issued 125 shares of 8% Series D cumulative preferred stock at $250 per share to GS.

In May 2008, Grace Acquisition I ceased dividend payments to its preferred shareholders due to the “cash trap” under the GE Mortgage. The GACC Mortgage and Mezzanine Loans do not currently restrict the use of the Senior Mezz subsidiaries’ cash to the same extent that the GE Mortgage did and the pledge of the cash flow from the Company’s 20 hotels was terminated. As of December 31, 2014 and 2013, Grace Acquisition I had $86,330,000 and $73,380,000, respectively, in accumulated, undeclared preferred stock dividends. Since at least six quarters of dividends on the Series B preferred stock and Series C preferred stock are outstanding, the preferred shareholders are entitled to elect two members to the board of directors of Grace Acquisition I. Grace Acquisition I has attempted to hold three meetings to elect the new board members; however, at each meeting a quorum was not achieved and, therefore, an election did not occur.

In August 2012, PFD Holdings, LLC (PFD Holdings), an affiliate of Whitehall, purchased 2,018,250 shares of Series B preferred stock and Series C preferred stock. In August 2013, PFD Holdings purchased an additional 1,422,485 shares of Series B preferred stock and Series C preferred stock. In December 2014, PFD Holdings purchased 10,000 shares of Series B preferred stock and Series C preferred stock. As a result of these purchases, PFD Holdings owns 59.0% of the outstanding Series B preferred stock and Series C preferred stock.

Grace Acquisition I’s charter provides for the issuance of up to 10,000,000 shares of preferred stock in one or more series and its board will establish the number of shares in each series and fix the designation, powers, preferences, and rights of each such series and the qualifications, limitations or restriction thereof.

9. OPERATING LEASES :

As of December 31, 2013, nine hotels were subject to ground lease agreements which required monthly payments with increases in rent throughout the term of the leases and have remaining terms ranging from 6 to 49 years (excluding available lessee extension options). The controlling interest in the Senior Mezz hotels (including the nine subject to ground lease agreements) was acquired by WNT as a result of the exercise of the Purchase Option in April 2014. Ground lease expense was recognized on a straight-line basis over the lives of the respective ground leases. The ground lease expense was $447,000, $1,590,000, $1,610,000 and $1,952,000 (including $73,000, $262,000, $284,000 and $305,000 of amortization of the below market ground leases) for the years ended December 31, 2014, 2013, 2012 and 2011, respectively, and is included in property tax, ground lease, insurance and property management fees and income (loss) from discontinued operations in the accompanying consolidated statements of operations and comprehensive loss. As of December 31, 2013, the estimated amortization expense of the below market ground leases was $262,000 for each of the five succeeding years. Approximate future ground lease payments under non-cancelable ground leases (assuming extension options will not be exercised) as of December 31, 2013, were as follows (in thousands):

Year Ending December, 31	Amount
2014	$843
2015	872
2016	876
2017	903
2018	917
Thereafter	7,899

$12,310

10. FAIR VALUE OF FINANCIAL INSTRUMENTS :

As cash and cash equivalents and restricted cash have maturities of less than three months, the carrying values of cash and cash equivalents and restricted cash approximate fair value (Level 1 of the fair value hierarchy). The carrying values of accounts receivable, accounts payable and accrued liabilities and accrued interest payable approximate fair value due to the short maturity of these instruments (Level 2 of the fair value hierarchy).

The fair value of the Company’s notes payable is approximately $184 million, $1.2 billion and $1.3 billion as of December 31, 2014, 2013 and 2012, respectively. The fair value of the Company’s notes payable has been estimated based on a discounted cash flow analysis using a discount rate representing the Company’s estimate of the rate that would be used by market participants (Level 2 of the fair value hierarchy). Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values.

The fair value of the interest rate derivative instruments change during the life of the instruments as a function of maturity, interest rates and the credit standing of the instrument seller. The fair value of the Company’s interest rate derivative instruments and the effects of these derivative instruments on the consolidated statements of operations and comprehensive loss are as follows (in thousands):

	Notional Amount	Cap Rate		Fair Value at December 31,		Loss Recognized in Net Loss for the Year Ended December 31,
Instrument			Maturity	2013	2012	2014	2013	2012	2011
Interest rate cap	946,557	4.50%	11/03/12	$—	$—	$—	$—	$—	$401
Interest rate cap	1,005,928	4.50%	11/03/13	—	—	—	—	35	—
Interest rate cap	990,686	4.50%	11/03/14	—	—	—	57	—	—

				$—	$—	$—	$57	$35	$401

The Company’s interest rate cap matured on November 3, 2014.

11. INCOME TAXES :

The following table reconciles the Taxable Entities’ income tax benefit at statutory rates to the actual income tax benefit recorded (in thousands):

	Year Ended December 31,
	2014	2013	2012	2011
Income tax benefit at federal statutory rate	$(7,164)	$444	$172	$751
State income tax benefit, net of federal income tax benefit	(4,125)	49	19	84
Nondeductible book accrual	9,531	—	—	—
Section 731a capital gain	9,077	—	—	—
Other	813	251	527	(75)
Increase in valuation allowance	(8,132)	(744)	(718)	(760)

Total income tax benefit	$—	$—	$—	$—

At December 31, 2014, 2013 and 2012, the Taxable Entities’ deferred tax assets, deferred tax liabilities and related valuation allowances consist of the following (in thousands):

	December 31,
	2014	2013	2012
Federal and state net operating losses	$31,422	$43,210	$42,717
Tax property basis greater than book basis	3,394	3,336	3,092
Nondeductible book accrual	9,531	—	—
Section 731a capital gain	9,077	—	—
Other deferred tax assets	647	201	201

Total gross deferred tax assets	54,071	46,747	46,010

Forgiveness of debt treatment	(1,324)	(2,119)	(2,119)
Depreciation	(767)	(780)	(786)
Other deferred tax liabilities	(39)	(39)	(39)

Total gross deferred tax liabilities	(2,130)	(2,938)	(2,944)

Net deferred tax asset	51,941	43,809	43,066
Valuation allowance	(51,941)	(43,809)	(43,066)

	$—	$—	$—

As of December 31, 2014, 2013 and 2012, the Company has recorded a valuation allowance equal to 100% of the net deferred tax asset due to the uncertainty of realizing the benefit of these assets. Accordingly, no provision or benefit for income taxes is reflected in the accompanying consolidated statements of operations and comprehensive loss. As of December 31, 2014, the Taxable Entities had net operating loss carryforwards for federal income tax purposes of $89,242,000, which begin to expire in 2021, and are available to offset future taxable income, if any, through 2034.

For the year ended December 31, 2014, Grace Acquisition I incurred federal alternative minimum tax expense of $480,000. The Company conducts business in certain states which have taxes with characteristics of an income tax. The Company incurred $473,000, $289,000, $286,000 and $389,000 for such tax for the years ended December 31, 2014, 2013, 2012 and 2011, respectively. Both of these items are included in corporate overhead in the accompanying consolidated statements of operations and comprehensive loss.

12. DISCONTINUED OPERATIONS :

In connection with the Pillar Sale, the net assets of AH 2007 Management were acquired by InterMountain Management. In addition, during 2011, the lender of two of the Company’s hotels effectuated a foreclosure sale whereby the collateralized property title transferred to lender and the Company was relieved of its obligations under the loan agreement and the Company sold a hotel through the normal course of business. Additionally, during 2013 and 2012, the Company sold four and one hotels, respectively, through the normal course of business. The operating results of AH 2007 Management, the two hotels sold via foreclosure sale and the six hotels sold through the normal course of business have been reported as discontinued operations in the consolidated statements of operations and comprehensive loss. As the Company has a 3% interest in Senior Mezz and therefore has continuing involvement as of December 31, 2014, the deconsolidation of Senior Mezz on April 11, 2014 is not reported as discontinued operations for the year ended December 31, 2014.

The following table summarizes the operating results of the discontinued operations (in thousands):

	Year Ended December 31,
	2014	2013		2012	2011
Hotel revenues	$—	$16,105		$17,805	$32,045	(1)
Direct hotel expenses	—	(9,082)		(11,142)	(14,148)
Property taxes, ground lease, insurance and property management fees	—	(1,462)		(1,468)	(2,352)
Corporate overhead	—	(125)		(143)	(10,614	)(1)
Asset management fees	—	(213)		(303)	(402)
Depreciation and amortization	—	(3,212)		(4,520)	(3,994)
Impairment charge	—	—		(1,031)	—
Net gain (loss) on extinguishment of debt	—	(2,647	)(3)	—	7,488
Net gain (loss) on sale of investments in real estate	—	(5,890)		254	(357)
Interest expense (2)	—	(1,578)		(1,508)	(2,949)
Other income	—	23		180	3

Income (loss) from discontinued operations	$—	$(8,081)		$(1,876)	$4,720
(Income) loss from discontinued operations attributable to non-controlling interest	—	8,000		1,857	(4,673)

Income (loss) from discontinued operations available to common shareholders	$—	$(81)		$(19)	$47

(1)	Hotel revenues and corporate overhead include $10,301 of payroll related reimbursements and related costs for the year ended December 31, 2011 received from an affiliate of the Company.
(2)	The GE Mortgage required principal payments in conjunction with the sale of a hotel based on an allocated loan amount (ALA) per hotel and the effective yield. The Company allocates interest expense to discontinued operations based on the ALA of each sold hotel. See Note 7 for principal payments made with respect to the hotels included in discontinued operations.
(3)	Represents the defeasance premiums incurred to relieve the Company of its obligations under three of its individual loan agreements.

As of December 31, 2012, the four hotels sold in 2013 had investments in real estate of $78,481,000, including net deferred franchise fees of $185,000, and an aggregated loan balance of $21,508,000.

13. PROPERTY TAX, GROUND LEASE, INSURANCE AND PROPERTY MANAGEMENT FEES:

For the years ended December 31, 2014, 2013, 2012 and 2011, property tax, ground lease, insurance and property management fees from continuing operations consists of the following (in thousands):

	Year Ended December 31,
	2014	2013	2012	2011
Property tax	$7,120	$17,380	$17,201	$15,880
Ground lease	447	1,590	1,581	1,530
Insurance	1,772	4,261	4,045	3,934
Property management fees	3,725	8,425	8,193	8,096

	$13,064	$31,656	$31,020	$29,440

14. COMMITMENTS AND CONTINGENCIES :

The Company is involved in various legal proceedings and disputes arising in the ordinary course of business. The Company does not believe that the disposition of such legal proceedings and disputes will have a material adverse effect on the financial position, continuing operations or cash flows of the Company, other than as disclosed herein.

In September 2013, a putative class action lawsuit (the Johnson Lawsuit) was filed in the Chancery Court of Shelby County, Tennessee (the Chancery Court) by several current and former shareholders of the Series B and C preferred shares of Grace Acquisition I. The complaint, which alleges, among other things, breach of contract and breach of fiduciary duty that resulted in the loss of Series B and Series C preferred share value, names Grace Acquisition I, members of Grace Acquisition I’s board of directors, PFD Holdings, LLC, GS Group, Whitehall, Goldman Sachs Realty Management, L.P. and Grace I as defendants. Shortly after the filing of the Johnson Lawsuit, the defendants removed the case to the United States District Court for the Western District of Tennessee (the Federal Court). In November 2013, the plaintiffs filed a motion to remand the case back to the Circuit Court, which the defendants opposed. On July 28, 2014, the Federal Court denied the plaintiffs’ motion to remand. In addition, in January 2014, the defendants also filed a motion to dismiss the Johnson Lawsuit and the motion was fully briefed on April 24, 2104. In October 2013, a similar lawsuit was filed by another plaintiff in the same Chancery Court (the Dent Lawsuit), alleging similar breaches against several of the same defendants named in the Johnson lawsuit, in addition to a former member of the Company’s board of directors. In January 2014, the plaintiffs and defendants in the Dent Lawsuit agreed to stay that case in favor of proceedings in the aforementioned Johnson Lawsuit. In August 2014, the Company and the other defendants entered into a non-binding memorandum of understanding with respect to a settlement of the claims raised in the Johnson Lawsuit. On August 22, 2014, the parties notified the Federal Court of the proposed settlement, and the Federal Court agreed that the parties would no longer be subject to pending deadlines in the current scheduling order. On September 2, 2014, in light of the proposed settlement, defendants filed a motion to withdraw their motion to dismiss without prejudice to renew that motion later. The Federal Court granted the motion. The parties submitted the proposed settlement stipulation and related papers to the Federal Court for approval on October 9, 2014, and filed additional papers in support of settlement on December 3, 2014 and March 20, 2015. The stipulation was preliminarily approved by the Federal Court on April 30, 2015 and remains subject to final approval by the Federal Court. The stipulation of settlement generally provides for the following: (1) the effectuation of a merger that will result in exchange of $26.00 in cash for each share of Series B and C preferred stock outstanding; (2) the establishment of a $6 million fund to be distributed pursuant to a plan of allocation to sellers of the Series B and C preferred stock; and (3) an award of $4 million in counsel fees, subject to approval by the Federal Court. Therefore, during the year ended December 31, 2014, the Company accrued $24.25 million related to the agreement which is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets and in contingent loss on litigation settlement in the consolidated statements of operations and comprehensive loss. The Company anticipates funding the settlement with cash on hand or, if necessary, funding from Whitehall. The Company expects that the settlement of the Johnson Lawsuit, if approved, will result in the release of those claims asserted in the Dent Lawsuit. Ongoing defense costs will be expensed as incurred.

As of December 31, 2014, all of the wholly owned hotels and hotels owned through the Company’s 3% interest in Senior Mezz are operated under franchise agreements and are licensed as Hampton Inn (43 hotels), Residence Inn (25), Courtyard (17), Hyatt Place (15), Homewood Suites (10), SpringHill Suites (7), Hilton Garden Inn (3), Fairfield Inn & Suites (2), Holiday Inn (1), Embassy Suites (1), Holiday Inn Express (1) and TownePlace Suites (1).

The franchise agreements generally require the payment of fees based on a percentage of hotel room revenue. Under the franchise agreements, the Company is periodically required to make capital improvements to the hotels in order for them to meet the franchisors’ brand standards. Additionally, under certain loan covenants, the Company is obligated to fund 4% to 5% of total hotel revenues to a separate room renovation account for the ongoing replacement or refurbishment of furniture, fixtures and equipment at the hotels.

As of December 31, 2014, Whitehall had guaranteed up to $6,495,000 of the Company’s obligations under the franchise agreements with certain franchisors.

The Company maintains property insurance coverage for catastrophic losses such as hurricanes, earthquakes or floods. For such catastrophic losses, the Company may have higher deductibles or increased self-insurance risk if certain criteria are met, ultimately increasing the potential risk of loss.

In September 2007, a putative class action lawsuit was filed in the Circuit Court of Shelby County, Tennessee (the Circuit Court) on behalf of the former Series B and Series C preferred shareholders of Equity Inns alleging breaches of fiduciary duty against Equity Inns’ former directors. This complaint does not name Equity Inns or any corporate entity as a defendant. In February 2008, the Circuit Court denied the defendants’ motion to dismiss the complaint. In April 2010, the Circuit Court granted the plaintiffs’ motion for class certification, which was ultimately appealed and vacated by the Tennessee Court of Appeals and remanded back to the Circuit Court. During the second quarter of 2012, the plaintiffs filed a second amended complaint and a new motion for class certification. In April 2013, the Circuit Court granted the new motion and certified a class and three subclasses. The defendants appealed the Circuit Court’s ruling, and in May 2014 the Tennessee Court of Appeals vacated the Circuit Court’s order certifying a class and remanded the case to the Circuit Court for further proceedings consistent with its opinion. The Company does not believe that the disposition of such legal proceedings and disputes will have a material adverse effect on the financial position, continuing operations or cash flows of the Company.

15. SUMMARIZED FINANCIAL INFORMATION ON SENIOR MEZZ :

The following tables summarize the condensed consolidated balance sheet as of December 31, 2014 and the condensed consolidated statement of operations for the period from April 10, 2014 to December 31, 2014 of Senior Mezz (in thousands):

December 31, 2014
Investments in real estate, net	$1,040,039
Other assets	134,395

Total assets	$1,174,434

Notes payable	$976,000
Other liabilities	34,458

Total liabilities	1,010,458
Members’ equity	159,056
Non-controlling interest	4,920

Total liabilities and equity	$1,174,434

Period ended December 31, 2014
Total hotel revenues	$278,733
Total operating expenses	294,074

Operating loss	(15,341)
Interest expense	(31,990)
Other, net	(227)

Net loss	(47,558)
Net loss attributable to non-controlling interests	1,429

Net loss attributable to the controlling interests	$(46,129)

16. SUBSEQUENT EVENTS :

In January 2015, the action commenced in September 2007 against Equity Inns’ former directors was voluntarily dismissed.

On February 27, 2015, 116 hotel assets, of which 20 were owned by the Company, were sold to affiliates of ARC Hospitality for a combined purchase price of $1.808 billion, of which $347 million related to the Company.

In the sale, the Company received approximately $22.2 million in cash subject to a post-closing adjustment to reflect actual proration of certain operating items. The Company’s subsidiaries were issued preferred equity interests with an initial capital balance of approximately $99.8 million in a newly-formed Delaware limited liability company, ARC Hospitality Portfolio II Holdco, LLC, which is the indirect owner of the 20 hotels sold by the Company.

Also in the sale, Senior Mezz received approximately $106.0 million in cash subject to a post-closing adjustment to reflect actual proration of certain operating items. Senior Mezz was issued preferred equity interests with an initial capital balance of approximately $347.3 million in a newly-formed Delaware limited liability company, ARC Hospitality Portfolio I Holdco, LLC, which is the indirect owner of the 96 hotels sold by Senior Mezz.

The buyers assumed approximately $903.9 million of existing mezzanine and mortgage indebtedness of Senior Mezz which indebtedness is secured by the 96 hotels sold by Senior Mezz. Selling costs totaled approximately $46.8 million, of which $18.3 million related to the Company, and the carrying value of the Company’s hotels at the time of the sale was approximately $240.2 million.

W2007 Equity LP, WNT and Whitehall, an affiliate of GS Group, GS and GSMC, engaged GS and Deutsche Bank Securities Inc. (DB) to provide advisory services in connection with a potential sale or other transaction relating to the 126 hotels. As a result of that engagement, upon consummation of the sale of the Portfolio, GS and DB were paid, in the aggregate, an advisory fee of 1.10% of the aggregate consideration paid to the Sellers. GS and DB split the advisory fee 60% and 40%, respectively, resulting in a payment of $12.0 million to GS of which $2.3 million was paid by the Company and is included in selling costs described above.

On March 25, 2015, subsidiaries of Senior Mezz entered into an agreement to sell its remaining 10 hotels for $100 million. The agreement was terminated by the purchasers on May 6, 2015 in accordance with their rights under the agreement (ARC Hospitality had previously elected to exclude the same hotels from its transaction). On June 8, 2015, subsidiaries of Senior Mezz entered into a reinstatement and amendment to the terminated contract, which among other things, reinstated the contract for nine of the remaining hotels, amended the purchase price to $85 million and scheduled closing for July 23, 2015. There can be no assurance as to whether or when the transaction will close, as to the actual proceeds that will be realized if it does close or as to what the assets might ultimately sell for in an alternate transaction if the pending transaction does not close. Even if the transaction does close, there can be no assurance as to when a distribution from such sale proceeds will be received by the Company. While the subsidiaries of Senior Mezz intend to sell the one remaining hotel not currently under contract to be sold, there can be no assurance as to whether or when that hotel will be sold, the form of consideration which may be received in respect of that hotel or whether the consideration which may be received in respect of that hotel will be greater or less than the purchase price allocated to that hotel in the terminated sale agreement. Even if a transaction for the one remaining hotel not currently under contract to be sold does occur, there can be no assurance as to when a distribution from such sale proceeds will be received by the Company.

In connection with the settlement of the Johnson Lawsuit, on May 10, 2015, Grace Acquisition I entered into an agreement and plan of merger (the Merger Agreement) with W2007 Grace II, LLC (Parent), W2007 Grace Acquisition II, Inc. (Merger Sub), and, solely for the purposes of certain payment obligations thereunder, PFD Holdings and Whitehall, pursuant to which Grace Acquisition I will be merged with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of Parent (the Settlement Merger). Completion of the Settlement Merger is subject to numerous conditions including, but not limited to: (i) the approval of the Merger Agreement by the affirmative vote of a majority of all the votes entitled to be cast by the holders of Grace Acquisition I’s outstanding capital stock; (ii) the approval of the amendment to Grace Acquisition I’s amended and restated charter contemplated in the Merger Agreement; (iii) holders of no more than 7.5% of the outstanding shares of the preferred stock delivering (and not withdrawing) written notice of their intent to demand payment, if the Settlement Merger is effectuated, pursuant to Section 48-23-202 of the Tennessee Business Corporation Act; and (iv) the final approval and entry of a final and non-appealable order and judgment of a Stipulation and Agreement of Settlement dated October 8, 2014, as supplemented December 4, 2014, by the Federal Court in the Johnson Lawsuit (the Final Approval Condition). The Settlement Merger may not be completed prior to the satisfaction or, other than with respect to the Final Approval Condition which may not be waived by the Company, waiver of the conditions to closing.

17. QUARTERLY FINANCIAL DATA (unaudited) :

	2014 Quarter Ended
	31-Mar	30-Jun	30-Sep	31-Dec
	(in thousands)
Total revenue	$107,429	$33,233	$20,763	$18,202
Total operating expenses	95,779	34,906	18,078	19,132
Operating income (loss)	11,650	(1,673)	2,685	(930)
Net loss attributable to the Company	(219)	(24,402)	(774)	(1,885)

	2013 Quarter Ended
	31-Mar	30-Jun	30-Sep	31-Dec
	(in thousands)
Total revenue	$100,247	$114,854	$112,944	$100,506
Total operating expenses	92,222	98,213	102,167	116,866
Operating income (loss)	8,025	16,641	10,777	(16,360)
Net loss attributable to the Company	(461)	(129)	(320)	(892)

	2012 Quarter Ended
	31-Mar	30-Jun	30-Sep	31-Dec
	(in thousands)
Total revenue	$98,560	$109,412	$106,662	$95,213
Total operating expenses	89,332	94,407	118,566	157,555
Operating income (loss)	9,228	15,005	(11,904)	(62,342)
Net loss attributable to the Company	(579)	(121)	(632)	(503)

SCHEDULE III

W2007 Grace Acquisition I, Inc.

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2014

(dollars in thousands)

			Initial cost		Costs capitalized subsequent to acquisition (1)		Gross carrying amount at close of period
Hotel property	Location	Encum- brances	Land and improve- ments	FF&E and buildings and improve- ments	Land and improve- ments	FF&E and buildings and improve- ments	Land and improve- ments	FF&E and buildings and improve- ments	Total	Accumu- lated depreci- ation	Acquisit- ion date	Life upon which depreciation is computed
Courtyard	Carlsbad, CA	13,687	4,581	29,150	(987)	(10,009)	3,594	19,141	22,735	(2,761)	10/2007	3 - 39 years
Courtyard	Dalton, GA	4,341	1,566	8,969	461	1,220	2,027	10,189	12,216	(2,551)	10/2007	3 - 39 years
Courtyard	Houston, TX	16,787	4,534	22,921	(906)	(7,677)	3,628	15,244	18,872	(4,594)	10/2007	3 - 39 years
Hampton Inn	Alcoa, TN	2,595	1,676	6,415	(1,157)	(1,791)	519	4,624	5,143	(2,198)	10/2007	3 - 39 years
Hampton Inn	Austin, TX	2,899	2,173	8,532	421	2,788	2,594	11,320	13,914	(4,199)	10/2007	3 - 39 years
Hampton Inn	College Station, TX	3,559	2,026	7,330	369	3,075	2,395	10,405	12,800	(3,954)	10/2007	3 - 39 years
Hampton Inn	East Lansing, MI	4,815	1,649	7,396	367	2,033	2,016	9,429	11,445	(3,360)	10/2007	3 - 39 years
Hampton Inn	Indianapolis, IN	5,293	2,144	11,759	(1,471)	(4,973)	673	6,786	7,459	(2,560)	10/2007	3 - 39 years
Hampton Inn	Milford, CT	4,546	2,665	6,199	(670)	(623)	1,995	5,576	7,571	(1,636)	10/2007	3 - 39 years
Hampton Inn	Naperville, IL	5,833	2,494	14,727	(681)	(4,154)	1,813	10,573	12,386	(2,362)	10/2007	3 - 39 years
Hampton Inn	Orlando, FL	9,931	3,198	17,555	(282)	(5,400)	2,916	12,155	15,071	(3,114)	10/2007	3 - 39 years
Hampton Inn	Urbana, IL	9,542	2,386	15,031	779	3,104	3,165	18,135	21,300	(4,807)	10/2007	3 - 39 years
Hilton Garden Inn	Louisville, KY	5,656	2,007	11,327	557	2,346	2,564	13,673	16,237	(4,169)	10/2007	3 - 39 years
Hilton Garden Inn	Rio Rancho, NM	3,726	2,234	13,278	(195)	(1,938)	2,039	11,340	13,379	(2,936)	10/2007	3 - 39 years
Homewood Suites	Augusta, GA	5,831	1,623	8,916	448	1,983	2,071	10,899	12,970	(3,250)	10/2007	3 - 39 years
Homewood Suites	Orlando, FL	15,878	5,938	33,829	(739)	(4,624)	5,199	29,205	34,404	(4,037)	10/2007	3 - 39 years
Homewood Suites	Seattle, WA	24,739	5,330	37,204	1,906	2,226	7,236	39,430	46,666	(10,286)	10/2007	3 - 39 years
Residence Inn	Jacksonville, FL	4,644	1,872	10,023	(336)	(3,641)	1,536	6,382	7,918	(1,798)	10/2007	3 - 39 years
SpringHill Suites	Asheville, NC	4,779	1,887	10,800	(156)	(2,919)	1,731	7,881	9,612	(2,393)	10/2007	3 - 39 years
TownePlace Suites	Savannah, GA	5,566	1,400	9,039	(211)	(2,597)	1,189	6,442	7,631	(1,934)	10/2007	3 - 39 years

		154,647	53,383	290,400	(2,483)	(31,571)	50,900	258,829	309,729	(68,899)

(1)	Costs capitalized subsequent to acquisition include reductions of asset value due to impairments.

W2007 Grace Acquisition I, Inc.

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2013

(dollars in thousands)

				Initial cost		Costs capitalized subsequent to acquisition (1)		Gross carrying amount at close of period
Hotel property	Location	Encum- brances		Land and improve- ments	FF&E and buildings and improve- ments	Land and improve- ments	FF&E and buildings and improve- ments	Land and improve- ments	FF&E and buildings and improve- ments	Total	Accumu- lated depreciation	Acquisi- tion date	Life upon which depreciation is computed
Courtyard	Asheville, NC	—	(2)	1,931	10,289	548	2,172	2,479	12,461	14,940	(3,088)	10/2007	3 - 39 years
Courtyard	Athens, GA	—	(2)	1,678	8,658	(622)	(2,027)	1,056	6,631	7,687	(1,393)	10/2007	3 - 39 years
Courtyard	Bowling Green, KY	—	(2)	1,744	10,369	536	1,970	2,280	12,339	14,619	(2,903)	10/2007	3 - 39 years
Courtyard	Carlsbad, CA	14,186		4,581	29,150	(987)	(10,099)	3,594	19,051	22,645	(1,794)	10/2007	3 - 39 years
Courtyard	Dallas, TX	—	(2)	—	23,699	1,208	4,286	1,208	27,985	29,193	(7,202)	10/2007	3 - 39 years
Courtyard	Dalton, GA	4,499		1,566	8,969	461	1,065	2,027	10,034	12,061	(2,106)	10/2007	3 - 39 years
Courtyard	Elmhurst, IL	—	(2)	2,967	14,495	(2,248)	(7,774)	719	6,721	7,440	(1,752)	10/2007	3 - 39 years
Courtyard	Gainesville, FL	—	(2)	2,080	11,743	592	1,639	2,672	13,382	16,054	(3,240)	10/2007	3 - 39 years
Courtyard	Houston, TX	17,125		4,534	22,921	(906)	(7,764)	3,628	15,157	18,785	(3,727)	10/2007	3 - 39 years
Courtyard	Jacksonville, FL	—	(2)	2,185	11,647	(1,057)	(5,372)	1,128	6,275	7,403	(1,463)	10/2007	3 - 39 years
Courtyard	Knoxville, TN	—	(2)	1,812	11,157	562	1,168	2,374	12,325	14,699	(2,605)	10/2007	3 - 39 years
Courtyard	Lexington, KY	—	(2)	1,902	11,297	578	2,200	2,480	13,497	15,977	(3,080)	10/2007	3 - 39 years
Courtyard	Louisville, KY	—	(2)	3,974	18,668	950	3,842	4,924	22,510	27,434	(4,979)	10/2007	3 - 39 years
Courtyard	Mobile, AL	—	(2)	—	10,802	221	(6,487)	221	4,315	4,536	(569)	10/2007	3 - 39 years
Courtyard	Orlando, FL	—	(2)	2,213	15,391	(129)	(3,737)	2,084	11,654	13,738	(2,157)	10/2007	3 - 39 years
Courtyard	Sarasota, FL	—	(2)	1,971	11,122	(1,469)	(7,468)	502	3,654	4,156	(1,324)	10/2007	3 - 39 years
Courtyard	Tallahassee, FL	—	(2)	1,987	12,595	(626)	(3,920)	1,361	8,675	10,036	(767)	10/2007	3 - 39 years
Embassy Suites	Orlando, FL	—	(2)	6,545	34,333	1,539	2,400	8,084	36,733	44,817	(10,753)	10/2007	3 - 39 years
Fairfield Inn & Suites	Atlanta, GA	—	(2)	2,098	13,294	(395)	(4,132)	1,703	9,162	10,865	(1,307)	10/2007	3 - 39 years
Fairfield Inn & Suites	Dallas, TX	—	(2)	2,140	9,758	505	2,798	2,645	12,556	15,201	(2,593)	10/2007	3 - 39 years
Hampton Inn	Addison, TX	—	(2)	2,227	7,791	379	3,357	2,606	11,148	13,754	(4,180)	10/2007	3 - 39 years
Hampton Inn	Albany, NY	—	(2)	3,163	16,907	827	1,409	3,990	18,316	22,306	(4,503)	10/2007	3 - 39 years
Hampton Inn	Alcoa, TN	2,685		1,676	6,415	(1,157)	(1,954)	519	4,461	4,980	(1,756)	10/2007	3 - 39 years
Hampton Inn	Austin, TX	3,000		2,173	8,532	421	2,695	2,594	11,227	13,821	(3,555)	10/2007	3 - 39 years
Hampton Inn	Beckley, WV	—	(2)	2,028	11,705	595	3,115	2,623	14,820	17,443	(4,064)	10/2007	3 - 39 years
Hampton Inn	Birmingham, AL	—	(2)	—	16,833	865	(3,990)	865	12,843	13,708	(3,180)	10/2007	3 - 39 years
Hampton Inn	Boca Raton, FL	—	(2)	2,320	14,677	(644)	(6,934)	1,676	7,743	9,419	(2,440)	10/2007	3 - 39 years
Hampton Inn	Charleston, SC	—	(2)	2,104	10,347	(1,041)	(3,836)	1,063	6,511	7,574	(2,159)	10/2007	3 - 39 years
Hampton Inn	Chattanooga, TN	—	(2)	2,254	3,062	145	1,531	2,399	4,593	6,992	(1,445)	10/2007	3 - 39 years
Hampton Inn	College Station, TX	3,683		2,026	7,330	369	3,001	2,395	10,331	12,726	(3,325)	10/2007	3 - 39 years
Hampton Inn	Colorado Springs, CO	—	(2)	1,528	5,497	(982)	(1,093)	546	4,404	4,950	(2,119)	10/2007	3 - 39 years
Hampton Inn	Columbus, GA	—	(2)	1,976	3,719	(610)	31	1,366	3,750	5,116	(1,152)	10/2007	3 - 39 years
Hampton Inn	Deerfield Beach, FL	—	(2)	2,515	14,784	(464)	(6,553)	2,051	8,231	10,282	(1,889)	10/2007	3 - 39 years
Hampton Inn	Dublin, OH	—	(2)	2,162	9,118	(969)	(2,429)	1,193	6,689	7,882	(1,887)	10/2007	3 - 39 years
Hampton Inn	East Lansing, MI	4,912		1,649	7,396	367	1,999	2,016	9,395	11,411	(2,844)	10/2007	3 - 39 years
Hampton Inn	Fayetteville, NC	—	(2)	1,930	5,414	(406)	(668)	1,524	4,746	6,270	(979)	10/2007	3 - 39 years
Hampton Inn	Gastonia, NC	—	(2)	1,673	6,716	321	2,072	1,994	8,788	10,782	(2,773)	10/2007	3 - 39 years
Hampton Inn	Glen Burnie, MD	—	(2)	—	7,399	97	(3,317)	97	4,082	4,179	(1,498)	10/2007	3 - 39 years
Hampton Inn	Grand Rapids, MI	—	(2)	1,430	7,409	382	1,469	1,812	8,878	10,690	(2,156)	10/2007	3 - 39 years
Hampton Inn	Gurnee, IL	—	(2)	2,244	10,724	538	3,977	2,782	14,701	17,483	(3,942)	10/2007	3 - 39 years
Hampton Inn	Indianapolis, IN	5,477		2,144	11,759	(1,502)	(5,034)	642	6,725	7,367	(1,906)	10/2007	3 - 39 years
Hampton Inn	Kansas City, MO	—	(2)	2,385	10,405	512	3,013	2,897	13,418	16,315	(3,724)	10/2007	3 - 39 years
Hampton Inn	Madison Heights, MI	—	(2)	2,163	9,017	(642)	(1,436)	1,521	7,581	9,102	(2,858)	10/2007	3 - 39 years
Hampton Inn	Maryland Heights, MO	—	(2)	1,971	7,497	375	3,176	2,346	10,673	13,019	(3,492)	10/2007	3 - 39 years
Hampton Inn	Memphis, TN	—	(2)	2,532	12,739	626	1,129	3,158	13,868	17,026	(3,373)	10/2007	3 - 39 years
Hampton Inn	Milford, CT	4,704		2,665	6,199	(670)	(754)	1,995	5,445	7,440	(1,229)	10/2007	3 - 39 years
Hampton Inn	Morgantown, WV	—	(2)	2,062	12,765	651	3,428	2,713	16,193	18,906	(4,420)	10/2007	3 - 39 years
Hampton Inn	Naperville, IL	6,034		2,494	14,727	(130)	(2,150)	2,364	12,577	14,941	(3,205)	10/2007	3 - 39 years
Hampton Inn	Norfolk, VA	—	(2)	—	10,865	199	(3,762)	199	7,103	7,302	(1,258)	10/2007	3 - 39 years
Hampton Inn	Northville, MI	—	(2)	2,120	9,854	(572)	(2,305)	1,548	7,549	9,097	(2,623)	10/2007	3 - 39 years
Hampton Inn	Orlando, FL	10,131		3,198	17,555	(282)	(5,463)	2,916	12,092	15,008	(2,515)	10/2007	3 - 39 years
Hampton Inn	Overland Park, KS	—	(2)	2,235	11,126	(1,314)	(4,895)	921	6,231	7,152	(1,929)	10/2007	3 - 39 years
Hampton Inn	Palm Beach Gardens, FL	—	(2)	3,017	20,628	(959)	(11,585)	2,058	9,043	11,101	(2,978)	10/2007	3 - 39 years
Hampton Inn	Peabody, MA	—	(2)	2,006	10,044	504	2,912	2,510	12,956	15,466	(3,217)	10/2007	3 - 39 years
Hampton Inn	Pickwick Dam, TN	—	(2)	702	2,051	103	1,391	805	3,442	4,247	(892)	10/2007	3 - 39 years
Hampton Inn	Scranton, PA	—	(2)	2,407	9,696	499	3,362	2,906	13,058	15,964	(3,454)	10/2007	3 - 39 years
Hampton Inn	State College, PA	—	(2)	2,141	11,746	577	1,722	2,718	13,468	16,186	(3,198)	10/2007	3 - 39 years
Hampton Inn	Urbana, IL	9,734		2,386	15,031	779	2,949	3,165	17,980	21,145	(3,968)	10/2007	3 - 39 years
Hampton Inn	West Columbia, SC	—	(2)	2,144	9,657	(1,151)	(3,093)	993	6,564	7,557	(2,332)	10/2007	3 - 39 years
Hampton Inn	West Palm Beach, FL	—	(2)	2,490	20,815	(512)	(12,474)	1,978	8,341	10,319	(2,047)	10/2007	3 - 39 years
Hampton Inn	Westlake, OH	—	(2)	1,790	6,918	352	3,171	2,142	10,089	12,231	(2,638)	10/2007	3 - 39 years
Hampton Inn & Suites	Boynton Beach, FL	—	(2)	3,852	29,321	(949)	(15,632)	2,903	13,689	16,592	(4,001)	10/2007	3 - 39 years
Hampton Inn & Suites	Franklin, TN	—	(2)	2,888	17,758	917	3,172	3,805	20,930	24,735	(5,067)	10/2007	3 - 39 years

Hilton Garden Inn	Louisville, KY	5,862		2,007	11,327	557	2,250	2,564	13,577	16,141	(3,460)	10/2007	3 - 39 years
Hilton Garden Inn	Rio Rancho, NM	3,866		2,234	13,278	(194)	(2,351)	2,040	10,927	12,967	(2,213)	10/2007	3 - 39 years
Hilton Garden Inn	Round Rock, TX	—	(2)	4,016	10,474	499	1,855	4,515	12,329	16,844	(3,706)	10/2007	3 - 39 years
Holiday Inn	Mt. Pleasant, SC	—	(2)	3,460	12,581	(876)	(2,004)	2,584	10,577	13,161	(2,418)	10/2007	3 - 39 years
Holiday Inn Express	Miami, FL	—	(2)	1,726	9,265	(423)	(2,918)	1,303	6,347	7,650	(2,092)	10/2007	3 - 39 years
Homewood Suites	Augusta, GA	5,949		1,623	8,916	448	1,210	2,071	10,126	12,197	(2,765)	10/2007	3 - 39 years
Homewood Suites	Chicago, IL	—	(2)	9,554	47,258	2,402	2,211	11,956	49,469	61,425	(10,960)	10/2007	3 - 39 years
Homewood Suites	Germantown, TN	—	(2)	1,924	10,006	(664)	(1,753)	1,260	8,253	9,513	(2,525)	10/2007	3 - 39 years
Homewood Suites	Orlando, FL	16,457		5,938	33,829	1,673	2,727	7,611	36,556	44,167	(9,088)	10/2007	3 - 39 years
Homewood Suites	Peabody, MA	—	(2)	1,696	10,138	508	1,063	2,204	11,201	13,405	(2,528)	10/2007	3 - 39 years
Homewood Suites	Phoenix, AZ	—	(2)	—	18,963	951	(8,867)	951	10,096	11,047	(3,118)	10/2007	3 - 39 years
Homewood Suites	San Antonio, TX	—	(2)	2,786	16,826	833	1,647	3,619	18,473	22,092	(4,833)	10/2007	3 - 39 years
Homewood Suites	Seattle, WA	25,237		5,330	37,204	1,906	2,173	7,236	39,377	46,613	(8,815)	10/2007	3 - 39 years
Homewood Suites	Sharonville, OH	—	(2)	1,997	3,328	149	1,910	2,146	5,238	7,384	(2,002)	10/2007	3 - 39 years
Homewood Suites	Windsor Locks, CT	—	(2)	2,857	14,684	(643)	(1,626)	2,214	13,058	15,272	(2,166)	10/2007	3 - 39 years
Hyatt Place	Albuquerque, NM	—	(2)	2,170	13,296	687	3,815	2,857	17,111	19,968	(4,908)	10/2007	3 - 39 years
Hyatt Place	Baton Rouge, LA	—	(2)	1,985	21,753	(48)	(3,617)	1,937	18,136	20,073	(3,199)	10/2007	3 - 39 years
Hyatt Place	Birmingham, AL	—	(2)	1,828	12,831	(137)	(1,334)	1,691	11,497	13,188	(2,370)	10/2007	3 - 39 years
Hyatt Place	Bloomington, MN	—	(2)	2,178	19,123	31	(5,548)	2,209	13,575	15,784	(4,024)	10/2007	3 - 39 years
Hyatt Place	Blue Ash, OH	—	(2)	1,039	12,126	(610)	(5,341)	429	6,785	7,214	(2,909)	10/2007	3 - 39 years
Hyatt Place	Columbus, OH	—	(2)	1,469	12,535	664	4,198	2,133	16,733	18,866	(5,074)	10/2007	3 - 39 years
Hyatt Place	Franklin, TN	—	(2)	1,658	18,579	966	3,738	2,624	22,317	24,941	(5,955)	10/2007	3 - 39 years
Hyatt Place	Glen Allen, VA	—	(2)	1,523	16,424	(764)	(8,890)	759	7,534	8,293	(2,969)	10/2007	3 - 39 years
Hyatt Place	Indianapolis, IN	—	(2)	1,510	11,845	611	4,043	2,121	15,888	18,009	(4,964)	10/2007	3 - 39 years
Hyatt Place	Las Vegas, NV	—	(2)	3,910	51,594	174	(29,329)	4,084	22,265	26,349	(6,721)	10/2007	3 - 39 years
Hyatt Place	Linthicum Heights, MD	—	(2)	2,038	24,872	477	(7,327)	2,515	17,545	20,060	(4,579)	10/2007	3 - 39 years
Hyatt Place	Memphis, TN	—	(2)	1,697	11,087	571	3,816	2,268	14,903	17,171	(4,601)	10/2007	3 - 39 years
Hyatt Place	Miami, FL	—	(2)	2,230	15,006	(1,010)	(5,180)	1,220	9,826	11,046	(3,065)	10/2007	3 - 39 years
Hyatt Place	Overland Park, KS	—	(2)	1,497	15,328	(29)	(5,323)	1,468	10,005	11,473	(3,576)	10/2007	3 - 39 years
Hyatt Place	Tampa, FL	—	(2)	2,062	20,589	(89)	(8,552)	1,973	12,037	14,010	(3,987)	10/2007	3 - 39 years
Residence Inn	Boise, ID	—	(2)	2,167	12,129	(399)	(3,183)	1,768	8,946	10,714	(2,588)	10/2007	3 - 39 years
Residence Inn	Chattanooga, TN	—	(2)	1,947	9,756	508	2,122	2,455	11,878	14,333	(3,251)	10/2007	3 - 39 years
Residence Inn	Colorado Springs, CO	—	(2)	1,924	10,379	(636)	(4,071)	1,288	6,308	7,596	(1,171)	10/2007	3 - 39 years
Residence Inn	Eagan, MN	—	(2)	2,648	13,324	(399)	(3,194)	2,249	10,130	12,379	(2,767)	10/2007	3 - 39 years
Residence Inn	El Segundo, CA	—	(2)	4,789	30,344	1,561	2,648	6,350	32,992	39,342	(7,900)	10/2007	3 - 39 years
Residence Inn	Ft Myers, FL	—	(2)	1,905	13,231	(1,015)	(6,280)	890	6,951	7,841	(2,165)	10/2007	3 - 39 years
Residence Inn	Jacksonville, FL	4,814		1,872	10,023	(336)	(3,688)	1,536	6,335	7,871	(1,463)	10/2007	3 - 39 years
Residence Inn	Knoxville, TN	—	(2)	1,552	10,977	614	2,140	2,166	13,117	15,283	(3,140)	10/2007	3 - 39 years
Residence Inn	Lexington, KY	—	(2)	2,031	15,220	777	1,462	2,808	16,682	19,490	(3,946)	10/2007	3 - 39 years
Residence Inn	Macon, GA	—	(2)	1,661	8,892	(294)	(1,828)	1,367	7,064	8,431	(2,375)	10/2007	3 - 39 years
Residence Inn	Mobile, AL	—	(2)	—	8,021	449	(2,639)	449	5,382	5,831	(1,486)	10/2007	3 - 39 years
Residence Inn	Monmouth Junction, NJ	—	(2)	3,885	18,618	(1,504)	(5,717)	2,381	12,901	15,282	(3,008)	10/2007	3 - 39 years
Residence Inn	Oklahoma City, OK	—	(2)	2,657	14,060	(880)	(4,162)	1,777	9,898	11,675	(1,859)	10/2007	3 - 39 years
Residence Inn	Omaha, NE	—	(2)	1,835	9,241	(847)	(2,632)	988	6,609	7,597	(1,954)	10/2007	3 - 39 years
Residence Inn	Portland, OR	—	(2)	3,948	22,802	(1,702)	(8,299)	2,246	14,503	16,749	(1,970)	10/2007	3 - 39 years
Residence Inn	San Diego, CA	—	(2)	3,068	19,387	(369)	(7,074)	2,699	12,313	15,012	(2,625)	10/2007	3 - 39 years
Residence Inn	Sarasota, FL	—	(2)	1,823	12,028	(460)	(4,939)	1,363	7,089	8,452	(1,797)	10/2007	3 - 39 years
Residence Inn	Savannah, GA	—	(2)	1,656	8,471	(344)	(2,255)	1,312	6,216	7,528	(1,632)	10/2007	3 - 39 years
Residence Inn	Somers Point, NJ	—	(2)	2,787	16,004	(1,426)	(8,249)	1,361	7,755	9,116	(1,015)	10/2007	3 - 39 years
Residence Inn	Tallahassee, FL	—	(2)	1,706	10,908	(328)	(3,657)	1,378	7,251	8,629	(2,151)	10/2007	3 - 39 years
Residence Inn	Tampa, FL	—	(2)	2,378	13,174	(766)	(5,563)	1,612	7,611	9,223	(1,756)	10/2007	3 - 39 years
Residence Inn	Tampa, FL	—	(2)	1,880	10,325	(716)	(5,138)	1,164	5,187	6,351	(1,657)	10/2007	3 - 39 years
Residence Inn	Tinton Falls, NJ	—	(2)	—	15,728	368	(8,427)	368	7,301	7,669	(1,097)	10/2007	3 - 39 years
Residence Inn	Tucson, AZ	—	(2)	3,192	17,491	(1,574)	(8,944)	1,618	8,547	10,165	(1,976)	10/2007	3 - 39 years
Residence Inn	Williston, VT	—	(2)	1,996	11,954	(691)	(4,362)	1,305	7,592	8,897	(1,543)	10/2007	3 - 39 years
SpringHill Suites	Asheville, NC	4,954		1,887	10,800	(156)	(2,941)	1,731	7,859	9,590	(1,975)	10/2007	3 - 39 years
SpringHill Suites	Grand Rapids, MI	—	(2)	1,333	7,289	377	1,652	1,710	8,941	10,651	(2,108)	10/2007	3 - 39 years
SpringHill Suites	Houston, TX	—	(2)	2,045	8,020	(1,167)	(2,006)	878	6,014	6,892	(1,531)	10/2007	3 - 39 years
SpringHill Suites	Lexington, KY	—	(2)	2,133	11,732	596	1,234	2,729	12,966	15,695	(2,545)	10/2007	3 - 39 years
SpringHill Suites	Round Rock, TX	—	(2)	2,949	7,174	368	2,287	3,317	9,461	12,778	(2,844)	10/2007	3 - 39 years
SpringHill Suites	San Antonio, TX	—	(2)	—	13,227	686	(6,466)	686	6,761	7,447	(1,935)	10/2007	3 - 39 years
SpringHill Suites	San Diego, CA	—	(2)	3,624	21,401	(311)	(6,676)	3,313	14,725	18,038	(3,007)	10/2007	3 - 39 years
TownePlace Suites	Savannah, GA	5,677		1,400	9,039	(210)	(2,570)	1,190	6,469	7,659	(1,523)	10/2007	3 - 39 years

		158,986		283,398	1,736,539	(5,901)	(255,235)	277,497	1,481,304	1,758,801	(378,322)

(1)	Costs capitalized subsequent to acquisition include reductions of asset value due to impairments.
(2)	Hotel is collateral for the GE Mortgage which has a balance of $955,266 at December 31, 2013.

Notes:

	Year Ended December 31,
	2014	2013	2012	2011	2010
(a) The changes in total cost of investments in real estate are as follows (note 1):
Balance at the beginning of the year	$1,772,054	$1,890,906	$1,969,409	$1,946,279	$2,009,095
Additions to investments in real estate	10,239	19,429	42,535	41,688	52,326
Sales/disposals	—	(95,335)	(7,546)	(13,070)
Impairment charges	(17,251)	(42,946)	(113,492)	(5,488)	(115,142)
Transfer to Senior Mezz	(1,455,313)	—	—

Balance at the end of the year	$309,729	$1,772,054	$1,890,906	$1,969,409	$1,946,279

(b) The changes in accumulated depreciation and amortization of investments in real estate are as follows (note 1):
Balance at the beginning of the year	$(379,957)	$(328,484)	$(271,446)	$(191,435)	$(125,654)
Depreciation	(33,095)	(85,951)	(89,170)	(82,340)	(79,163)
Amortization	(73)	(262)	(284)	(305)	(135)
Sales/disposals	—	19,450	5,639	1,629
Impairment charges	8,215	15,290	26,777	1,005	13,517
Transfer to Senior Mezz	336,011	—

Balance at the end of the year	$(68,899)	$(379,957)	$(328,484)	$(271,446)	$(191,435)

Note 1: Cost and accumulated depreciation and amortization above includes below market ground leases which are not included in Schedule III.

(2) The following are the unaudited financial statements required to be included in the Company’s most recent quarterly report filed under the Exchange Act:

Part 1 – Financial Information

Item 1. Condensed Consolidated Financial Statements

W2007 GRACE ACQUISITION I, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except for share amount)

	June 30, 2015	December 31, 2014
	(Unaudited)
ASSETS
INVESTMENTS IN REAL ESTATE, net	$—	$240,830
INVESTMENT IN SENIOR MEZZ	3,052	4,920
CASH AND CASH EQUIVALENTS	38,433	12,444
RESTRICTED CASH	—	2,809
ACCOUNTS RECEIVABLE, net	340	1,906
OTHER ASSETS	649	834
DEFERRED FINANCING COSTS, net of accumulated amortization of $0 and $1,803, respectively	—	359
DEFERRED FRANCHISE FEES, net of accumulated amortization of $0 and $820, respectively	—	918

Total assets	$42,474	$265,020

LIABILITIES AND EQUITY
NOTES PAYABLE	$—	$203,126
INVESTMENT IN ARC HOTELS, net	22,326	—
OTHER LIABILITIES:
Accounts payable and accrued liabilities	25,675	33,437
Payable to affiliate	6,517	6,763
Accrued interest payable	—	1,020

Total liabilities	54,518	244,346
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Preferred stock, $0.01 par value, 10,000,000 shares authorized:
Series B, 8.75%, $0.01 par value, $25.00 redemption value, 3,450,000 shares issued and outstanding	60,375	60,375
Series C, 9.00%, $0.01 par value, $25.00 redemption value, 2,400,000 shares issued and outstanding	40,800	40,800
Series D, 8.00%, $0.01 par value, $250.00 redemption value, 125 shares issued and outstanding	31	31
Common stock, $0.01 par value, 100,000,000 shares authorized, 100 shares issued and outstanding	—	—
Additional paid-in-capital	9,979	9,979
Retained deficit	(76,532)	(74,764)

Total shareholders’ equity	34,653	36,421
NON-CONTROLLING INTEREST	(46,697)	(15,747)

Total equity	(12,044)	20,674

Total liabilities and equity	$42,474	$265,020

The accompanying notes are an integral part of the condensed consolidated financial statements.

W2007 GRACE ACQUISITION I, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)
REVENUES:
Rooms	$—	$32,172	$11,210	$135,552
Food and beverage	—	613	232	2,773
Other	161	448	466	2,337

Total hotel revenues	161	33,233	11,908	140,662

OPERATING EXPENSES:
Direct hotel expenses:
Rooms	—	7,305	2,978	33,374
Food and beverage	—	544	254	2,451
Other	—	262	54	1,359
Non-departmental	—	9,629	4,163	44,106
Property tax, ground lease, insurance and property management fees	6	2,171	985	10,286
Corporate overhead	1,590	1,458	2,282	2,736
Asset management fees	214	470	501	2,380
Depreciation and amortization	3,208	5,485	7,334	26,411
Impairment charges	—	7,582	—	7,582

Total operating expenses	5,018	34,906	18,551	130,685

OPERATING INCOME (LOSS)	(4,857)	(1,673)	(6,643)	9,977
Equity in loss from Senior Mezz	(482)	(1,242)	(1,858)	(1,242)
Interest income	2	17	14	40
Interest expense	—	(5,672)	(1,888)	(25,377)
Other income	18	6	18	15
Transaction expenses	—	—	(9,039)	—
Contingent loss on litigation settlement	—	(24,250)	—	(24,250)
Gain (loss) on extinguishment of debt	—	13,199	(13,307)	13,199

NET LOSS	(5,319)	(19,615)	(32,703)	(27,638)
Net (income) loss attributable to non-controlling interest	4,352	(4,787)	30,935	3,017

NET LOSS ATTRIBUTABLE TO THE COMPANY	$(967)	$(24,402)	$(1,768)	$(24,621)

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(967)	$(24,402)	$(1,768)	$(24,621)

COMPREHENSIVE LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(967)	$(24,402)	$(1,768)	$(24,621)

The accompanying notes are an integral part of the condensed consolidated financial statements.

W2007 GRACE ACQUISITION I, INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands, except for share amount)

(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in	Retained	Non- controlling
	Shares	Dollars	Shares	Dollars	Capital	Deficit	Interest	Total
Balance at January 1, 2015	5,850,125	$101,206	100	$—	$9,979	$(74,764)	$(15,747)	$20,674
Net loss	—	—	—	—	—	(1,768)	(30,935)	(32,703)
Distribution (1)	—	—	—	—	—	—	(15)	(15)

Balance at June 30, 2015	5,850,125	$101,206	100	$—	$9,979	$(76,532)	$(46,697)	$(12,044)

(1)	Distribution to Grace I for corporate expenses incurred.

The accompanying notes are an integral part of the condensed consolidated financial statements.

W2007 GRACE ACQUISITION I, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended June 30,
	2015	2014
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(32,703)	$(27,638)
Adjustments to reconcile net loss to net cash from operating activities:
Bad debt expense	7	37
Accretion of notes payable fair value adjustment at acquisition	147	510
Amortization of deferred financing costs	43	128
Deductible on involuntary conversion claims	—	195
Depreciation and amortization	7,334	26,411
Amortization of below market ground leases	—	73
Equity in loss from Senior Mezz	1,858	1,242
Non-cash transaction expenses	1,795	—
(Gain) loss on extinguishment of debt	13,307	(13,199)
Impairment charges	—	7,582
Contingent loss on litigation settlement	—	24,250
Changes in operating assets and liabilities:
Accounts receivable	1,552	(4,469)
Other assets	107	(2,152)
Accounts payable and accrued liabilities	(8,971)	5,335
Accrued interest payable	(1,020)	(2,325)

Net cash provided by (used in) operating activities	(16,544)	15,980

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to investments in real estate	(1,599)	(7,452)
Proceeds from property casualty insurance	7	1,365
Change in restricted cash	2,809	29,722
Cash distribution from Senior Mezz	10	—
Additions to investment in ARC hotels	(23)	—

Net cash provided by investing activities	1,204	23,635

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from transaction with ARC Hospitality	257,593	—
Principal payments on notes payable	(204,647)	(957,415)
Proceeds from notes payable	—	976,000
Payments of defeasance premiums	(11,617)	—
Payment of deferred financing costs	—	(21,049)
Purchase of interest rate cap	—	(293)
Cash transferred in connection with the exercise of the equity purchase option	—	(38,901)

Net cash provided by (used in) financing activities	41,329	(41,658)

NET CHANGE IN CASH AND CASH EQUIVALENTS	25,989	(2,043)
CASH AND CASH EQUIVALENTS, beginning of period	12,444	12,404

CASH AND CASH EQUIVALENTS, end of period	$38,433	$10,361

SUPPLEMENTAL DISCLOSURES:
Interest paid	$2,718	$26,192
Non-cash additions to investments in real estate included in accounts payable and accrued liabilities	$—	$598
Investments in real estate reclassified to investment in ARC hotels	$239,520	$—

The accompanying notes are an integral part of the condensed consolidated financial statements.

W2007 GRACE ACQUISITION I, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. ORGANIZATION:

W2007 Grace I, LLC (Grace I), a Tennessee limited liability company, was formed on June 20, 2007. Grace I is owned by W2007 Finance Sub, LLC, a Delaware limited liability company, and Whitehall Parallel Global Real Estate Limited Partnership 2007, a Delaware limited partnership (collectively, Whitehall). WNT Holdings, LLC (WNT), a Delaware limited liability company, was organized effective July 10, 2012. WNT is also owned by Whitehall. The general partner of Whitehall Parallel Global Real Estate Limited Partnership 2007 and the partnerships owning W2007 Finance Sub, LLC is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. (GS Group) and, therefore, is an affiliate of GS Group. GS Group in turn also controls Goldman, Sachs & Co. (GS) and Goldman Sachs Mortgage Company (GSMC). Consequently, GS and GSMC are also affiliates of Whitehall.

Grace I, W2007 Grace Acquisition I, Inc. (Grace Acquisition I), Equity Inns, Inc. (Equity Inns), Grace II, L.P. (Grace II) and Equity Inns Partnership, L.P. (Equity LP) entered into an agreement and plan of merger (Merger Agreement) whereby Equity Inns would merge with and into Grace Acquisition I and Grace II would merge with and into Equity LP (Merger). The Merger was completed on October 25, 2007. Prior to the Merger, Grace Acquisition I had no operations other than its activities in anticipation of the Merger.

Prior to the Merger, Equity Inns was a public hotel company and had elected to be taxed as a real estate investment trust (REIT) for federal income tax purposes. Equity Inns, through its wholly owned subsidiary, Equity Inns Trust (Equity Trust), was the sole general partner of Equity LP. Equity Inns, Equity Trust and Equity LP (and its wholly owned subsidiaries) are hereinafter collectively referred to as Equity. Prior to the Merger, Equity owned 137 limited-service hotels located throughout the United States.

Subsequent to the Merger, Grace II changed its name to W2007 Equity Inns Partnership, L.P. (W2007 Equity LP). As of June 30, 2015, Grace I owned all of the common shares of Grace Acquisition I and Grace Acquisition I owned a 1% general partnership interest in W2007 Equity LP (with Grace I owning a 1% general partnership interest and a 98% limited partnership interest). Grace Acquisition I and W2007 Equity LP (and its wholly owned subsidiaries) are hereinafter collectively referred to as the Company.

Following the Merger, the Company and Grace I entered into a Keepwell Agreement, effective as of the date of the Merger (the Keepwell Agreement), pursuant to which Grace I agreed to make such cash payments to the Company as are necessary to enable the Company to satisfy its obligations to the holders of the Company’s 8.75% Series B cumulative preferred stock (Series B preferred stock) and 9.00% Series C cumulative preferred stock (Series C preferred stock) in accordance with the Company’s charter when the Company determines, or is legally compelled, to satisfy such obligations. To date, no payments have been made and none are due under the Keepwell Agreement. The Keepwell Agreement may be terminated by Grace I at any time upon 30 days’ prior written notice. There are no third-party beneficiaries of the Keepwell Agreement.

On March 31, 2008, Grace Acquisition I, pursuant to Section 856(g)(2) of the Internal Revenue Code of 1986, as amended (the Code), revoked its election under Section 856(c)(1) of the Code to be a REIT for the taxable year ending on December 31, 2008. Consequently, subsequent to December 31, 2007, Grace Acquisition I became subject to income taxes at statutory corporate rates.

In July 2012, WNT acquired, for $175,000,000, an option (Purchase Option) to purchase a 97% equity interest in W2007 Equity Inns Senior Mezz, LLC (Senior Mezz), a wholly owned subsidiary of the Company, from an affiliate of GSMC. The Purchase Option was not effective or exercisable until certain notes payable of Senior Mezz and its subsidiaries had been paid in full. On April 11, 2014, Senior Mezz and its subsidiaries refinanced its notes payable and WNT exercised the Purchase Option. As a result of the loss of control of Senior Mezz, effective April 11, 2014, the Company deconsolidated Senior Mezz and began recognizing its 3% interest in the entity using the equity method.

On February 27, 2015, 116 hotel assets, of which 20 were owned by subsidiaries of the Company and 96 were owned by subsidiaries of Senior Mezz, were transferred to affiliates of American Realty Capital Hospitality Trust, Inc. (ARC Hospitality) for a combined purchase price of $1.808 billion, of which $347.0 million related to the Company.

In the transaction, the Company received approximately $22.2 million in cash subject to a post-closing adjustment to reflect actual proration of certain operating items and all of the Company’s remaining notes payable were repaid at closing. The Company’s subsidiaries were issued preferred equity interests (the Preferred Equity Interests) with an initial capital balance of approximately $99.8 million in a newly-formed Delaware limited liability company, ARC Hospitality Portfolio II Holdco, LLC, which is the indirect owner of the 20 hotels transferred by the Company. The agreement with ARC Hospitality provides for the payment of up to $2.9 million to ARC Hospitality if the actual real estate taxes incurred by them exceed certain stipulated amounts over the years ended December 31, 2016, 2017 and 2018.

Also in the transaction, Senior Mezz received approximately $106.0 million in cash subject to a post-closing adjustment to reflect actual proration of certain operating items. Senior Mezz was issued preferred equity interests with an initial capital balance of approximately $347.3 million in a newly-formed Delaware limited liability company, ARC Hospitality Portfolio I Holdco, LLC, which is the indirect owner of the 96 hotels transferred by Senior Mezz. The buyers assumed approximately $903.9 million of existing mezzanine and mortgage indebtedness of Senior Mezz which indebtedness is secured by the 96 hotels transferred by Senior Mezz.

In connection with the transaction, an affiliate of GS Group received an advisory fee of $2.3 million from subsidiaries of the Company which is included in transaction expenses in the accompanying condensed consolidated statements of operations and comprehensive loss and $9.7 million from subsidiaries of Senior Mezz. Also in connection with the transaction, subsidiaries of the Company accrued a disposition fee of $1.7 million payable to Goldman Sachs Realty Management, L.P. (RMD), an affiliate of GS Group, which is included in payable to affiliate in the accompanying condensed consolidated balance sheets and in transaction expenses in the accompanying condensed consolidated statements of operations and comprehensive loss. Subsidiaries of Senior Mezz accrued a disposition fee of $7.3 million payable to RMD.

On March 25, 2015, subsidiaries of Senior Mezz entered into an agreement to sell its remaining 10 hotels for $100 million. On May 6, 2015, subsidiaries of Senior Mezz received a notice terminating the contract to sell its 10 remaining hotels (ARC Hospitality had previously elected to exclude the same hotels from its transaction). On June 5, 2015, subsidiaries of Senior Mezz entered into an amendment to the terminated contract, which among other things, reinstated the contract for nine of the remaining hotels, amended the purchase price to $85 million and scheduled closing for July 23, 2015. The subsidiaries of Senior Mezz closed on the sale of the nine hotels as scheduled on July 23, 2015. While the subsidiaries of Senior Mezz expect to sell the one remaining hotel, there can be no assurance as to whether or when that hotel will be sold, the form of consideration which may be received in respect of that hotel or whether the consideration which may be received in respect of that hotel will be greater or less than the purchase price allocated to that hotel in the previously contemplated sale. Even if a transaction for the one remaining hotel does occur, there can be no assurance as to when a distribution from such sale proceeds will be received by the Company.

On May 10, 2015, Grace Acquisition I entered into an agreement and plan of merger (the Settlement Merger Agreement) with W2007 Grace II, LLC (Parent), W2007 Grace Acquisition II, Inc. (Merger Sub), and, solely for the purposes of certain payment obligations thereunder, PFD Holdings and Whitehall, pursuant to which Grace Acquisition I will be merged with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of Parent (the Settlement Merger). Completion of the Settlement Merger is subject to numerous conditions including, but not limited to: (i) the approval of the Settlement Merger Agreement by the affirmative vote of a majority of all the votes entitled to be cast by the holders of Grace Acquisition I’s outstanding capital stock; (ii) the approval of the amendment to Grace Acquisition I’s amended and restated charter contemplated in the Settlement Merger Agreement; (iii) holders of no more than 7.5% of the outstanding shares of the preferred stock delivering (and not withdrawing) written notice of their intent to demand payment, if the Settlement Merger is effectuated, pursuant to Section 48-23-202 of the Tennessee Business Corporation Act; and (iv) the final approval and entry of a final and non-appealable order and judgment of a Stipulation and Agreement of Settlement dated October 8, 2014, as supplemented December 4, 2014, by the Federal Court in the Johnson Lawsuit (the Final Approval Condition). The Company held a special meeting of shareholders on July 14, 2015 at which meeting the shareholders approved the Settlement Merger Agreement and the amendment to Grace Acquisition I’s amended and restated charter. In addition, the Company did not receive a notice from any shareholders of their intent to demand payment if the Settlement Merger is effectuated, pursuant to Section 48-23-202 of the Tennessee Business Corporation Act, by the required notice deadline. The Settlement Merger may not be completed prior to the satisfaction or, other than with respect to the Final Approval Condition which may not be waived by the Company, waiver of the conditions to closing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The unaudited condensed consolidated financial statements include the accounts of Grace Acquisition I, W2007 Equity LP and subsidiaries of W2007 Equity LP. Because Grace Acquisition I is the general partner of W2007 Equity LP and has control over its management and major operating decisions, the accounts of W2007 Equity LP are consolidated in the condensed consolidated financial statements of Grace Acquisition I. All significant intercompany balances and transactions have been eliminated.

The Company prepares its unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements and related notes should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Securities and Exchange Commission (the SEC) on May 1, 2015 and all other filings made by the Company with the SEC in 2015 through date of filing of this Quarterly Report on Form 10-Q.

Use of estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments in real estate

Real estate investments were carried at depreciated cost net of reduction for impairment. Expenditures for ordinary repairs and maintenance were expensed as incurred. Significant renovations and improvements, which improve or extend the useful life of the assets, were capitalized. Full stock replacements of china, glass, silver, uniforms and linen were capitalized and incidental purchases were expensed as incurred.

Investments in real estate consisted of the following (in thousands):

December 31, 2014
Land and improvements	$50,900
Buildings and improvements	258,829

Total cost	309,729
Accumulated depreciation and amortization	(68,899)

Investments in real estate, net	$240,830

Depreciation was calculated using the straight-line method over the estimated useful lives of the respective assets as follows: buildings and improvements over 7.5 to 39 years; land improvements over 15 years; and furniture, fixtures and equipment, including china, glass, silver, uniforms and linen, over 3 to 7 years.

Assets were classified as held for sale if a disposal plan was in place, actions to achieve the sale had been initiated, a sale was probable and it was unlikely that significant changes to the plan would be made or that the plan would be withdrawn. Sales of the Company’s investments in real estate take a significant amount of time to consummate and many changes in the terms and timing were typical in the process. Accordingly, management did not classify assets as held for sale until a contract was pending, closing was scheduled and the probability of significant changes in terms or timing was insignificant. No assets were classified as held for sale as of December 31, 2014 or June 30, 2015.

Investment in ARC Hotels

As discussed in Note 1, on February 27, 2015 the Company transferred its 20 hotels to ARC Hospitality. However, due to the Company’s continuing involvement in the hotels through its Preferred Equity Interests, the Company cannot recognize the transaction as a sale under the current accounting guidance. Therefore, the Company initially recorded the following amounts in the Investment in ARC Hotels: (a) the net book value of the hotels ($239.5 million) and (b) a receivable from ARC Hospitality for the proration of certain operating items ($0.2 million) less (i) cash received from the transaction ($247.0 million) and (ii) depreciation on the hotels ($1.1 million). Even though this accounting treatment does not recognize the Preferred Equity Interests in the accompanying condensed consolidated financial statements, the Company is legally entitled to all of its rights under the Preferred Equity Interests including repayment of the initial capital balance of $99.8 million at March 31, 2015 and the preferred distributions thereon.

The Company will record all payments received under the Preferred Equity Interests as a reduction of the Investment in ARC Hotels when received. As of March 31, 2015, the Company had not received any payments from the Preferred Equity Interests and, as of June 30, 2015, the Company had received $2.0 million in preferred distributions on the Preferred Equity Interests and $8.5 million return of the Preferred Equity Interests’ initial capital balance. The unrecognized gain on the transaction and the return received on the Preferred Equity Interests will be recognized as income when the Preferred Equity Interests have been repaid in full and the Company’s continuing involvement in the hotels ceases.

Investment in Senior Mezz

The Company’s 3% investment in Senior Mezz is accounted for under the equity method of accounting. The Company initially recognized it pro rata interest in the net assets of Senior Mezz and has also recognized its pro rata interest in Senior Mezz’s net income or loss. Management reviews the investment in Senior Mezz for impairment each reporting period. The investment is impaired when its estimated fair value is less than the carrying amount of the investment. Any impairment is recorded in equity in income (loss) from Senior Mezz. No such impairment in the investment in Senior Mezz was recorded for the three or six months ended June 30, 2015 or 2014.

Consistent with the Company’s accounting treatment for the transaction, due to Senior Mezz’s continuing involvement in the hotels it transferred to ARC Hospitality through its Preferred Equity Interests, Senior Mezz did not recognize the transaction as a sale under the current accounting guidance.

Fair value measurements

Fair value measurements are market-based measurements, not entity-specific measurements. Fair value measurement assumptions are classified under a hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and management’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Management’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Fair value measurements of financial and nonfinancial assets and liabilities are based on (1) the assumptions that market participants would use in pricing the asset or liability, if available, or (2) management’s estimates of market participant assumptions.

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when recording impairment on long-lived assets). The following table presents nonfinancial assets measured at fair value on a nonrecurring basis as of June 30, 2014 and related impairment charges recorded (in thousands):

	Level 1	Level 2	Level 3	Total Impairment Write-downs
2014
Investments in real estate	$—	$—	$38,268	$7,582

Management reviews its investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The impairment write-down recorded in the three and six months ended June 30, 2014 was determined as the excess of the carrying value of the two impaired hotels exceeding the sum of (i) the discounted cash flows expected from the operation of the hotels through the date of sale and (ii) the discounted allocated net sale prices of the hotels, which are the Company’s best estimate of the cash flows related to the hotels. The assumptions used both in estimating fair value through a discounted cash flow model and the undiscounted cash flow analysis are inherently judgmental and reflect current and projected trends in revenue per available room, operating expenses, capitalization rates, discount rates, and the estimated holding periods for the applicable hotels. If an indicator of potential impairment exists, the hotel is tested for impairment for financial accounting purposes by comparing its carrying value to the estimated future undiscounted cash flows. The amount of the impairment is calculated as the amount by which the carrying value of the hotel exceeds its fair value.

The following table presents quantitative information about significant unobservable inputs used in determining the fair value of the above noted nonfinancial assets as of June 30, 2014 ($ in thousands):

2014

Property Type	Fair Value	Valuation Techniques	Unobservable Inputs	Range of Inputs
Hotels	$38,268	Discounted cash flows	Discount rate	12%
			Exit price per key	$79
			Hold period	6 months
			Revenue growth	3.9%
			Expense growth	4.5%

Non-controlling interest

Non-controlling interest represents Grace I’s proportionate share (99%) of the equity of W2007 Equity LP as provided for in its partnership agreement. The majority of the Company’s activities are conducted by W2007 Equity LP and its subsidiaries, and thus are reflected in non-controlling interest. However, the litigation accrual (see Note 7) and certain other costs related to Grace Acquisition

I’s SEC reporting obligations have been deemed to relate to Grace Acquisition I and therefore, have not been reflected in non-controlling interest.

Revenue recognition

Revenues include room, food and beverage, and other hotel revenues such as guest telephone charges, equipment rentals, vending income, in-room movie sales, parking and business centers. Revenues from the hotels were recognized when the services were delivered and were recorded net of any sales or occupancy taxes collected from guests.

Non-departmental expenses

Non-departmental expenses include hotel-level general and administrative expenses, advertising and marketing costs, repairs and maintenance, frequent guest programs, franchise fees and utility costs. Non-departmental expenses were expensed as incurred.

Income taxes

Grace Acquisition I and W2007 TRS Holdings, Inc. (TRS Holdings; collectively with Grace Acquisition I, the Taxable Entities) are subject to federal and state income taxes. The Taxable Entities account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

The Taxable Entities have recorded a valuation allowance equal to 100% of the net deferred tax assets due to the uncertainty of realizing the benefit of their accumulated net operating losses. For the three and six months ended June 30, 2015 and 2014, the Taxable Entities’ effective tax rates were zero due to the uncertainty of realizing these net deferred tax assets. As of June 30, 2015, the net operating losses begin to expire in 2022.

Segment reporting

The Company considered each of its hotels to be an operating segment, none of which met the threshold for a reportable segment as prescribed by the authoritative accounting guidance. The Company allocated resources and assessed operating performance based on each individual hotel. Additionally, the Company aggregated these individually immaterial operating segments into one segment using the criteria established by the authoritative accounting guidance, including the similarities of its product offering, types of customers and method of providing service.

Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09 Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. The standard permits the use of either the retrospective or cumulative effect transition method. The new standard is effective for the Company on January 1, 2018 and early adoption is not permitted. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In August 2014, the FASB issued ASU 2014-15 Presentation of Financial Statements – Going Concern. The new guidance establishes management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles in U.S. auditing standards. Specifically, ASU 2014-15 provides a definition of the term substantial doubt and requires an assessment for a period of one year after the date that the financial statements are issued or available to be issued. It also requires certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans and requires an express statement and other disclosures when substantial doubt is not alleviated. The guidance is effective for the annual periods beginning on or after December 15, 2016; early adoption is permitted. The Company has not adopted ASU 2014-15, however, the Company does not anticipate that the adoption of this standard will have a material impact on the financial position, results of operations and related disclosures.

In February 2015, the FASB issued ASU No. 2015-02, Amendments to the Consolidation Analysis, which requires amendments to both the variable interest entity and voting models. The amendments (i) rescind the indefinite deferral of certain aspects of accounting standards relating to consolidations and provide a permanent scope exception for registered money market funds and similar unregistered money market funds, (ii) modify the identification of variable interest (fees paid to a decision maker or service provider), the VIE characteristics for a limited partnership or similar entity and primary beneficiary determination under the VIE model, and (iii)

eliminate the presumption within the current voting model that a general partner controls a limited partnership or similar entity. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015 with early adoption permitted. The amendments may be applied using either a modified retrospective or full retrospective approach. The Company is currently evaluating the effect the guidance will have on its consolidated financial statements.

On April 7, 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the debt liability. This standard is effective for fiscal years beginning after December 15, 2015 with early adoption permitted and will be applied on a retrospective basis. The new standard will be effective for the Company on January 1, 2016 and will not have a material impact on the Company’s financial position, results of operations or cash flows.

3. NOTES PAYABLE:

The Company had no notes payable outstanding at June 30, 2015. The following notes payable were outstanding at December 31, 2014 (in thousands):

Indebtedness	Maturity Date	Interest Rate	Balance
Mortgages (7 hotels)	Dec. 2016	5.865%	$77,212
Mortgages (6 hotels)	Oct. 2016	5.650%	24,725
Mortgages (6 hotels)	Dec. 2015	5.440%	48,984
Junior subordinated debt	Jul. 2035	LIBOR(1) + 2.85%	50,000
Mortgage A	Mar. 2015	5.770%	3,726

			$204,647
Fair value adjustment			(1,521)

			$203,126

(1)	The 90-day LIBOR rate was 0.26% as of December 31, 2014

On February 27, 2015, the Company transferred all 20 of its hotels to ARC Hospitality. A portion of the proceeds was used to purchase defeasance securities to fully relieve the Company’s obligations under the individual loan agreements. The Company recognized a loss of approximately $13.3 million related to the defeasance premium and other costs incurred, which is included in loss on extinguishment of debt in the accompanying condensed consolidated statements of operations and comprehensive income.

During the three and six months ended June 30, 2014, GSMC earned interest of $50,000 and $552,000, respectively, in connection with interests held by it in loans under the GE Mortgage, a mortgage secured by hotels owned by Senior Mezz prior to the exercise of the Purchase Option and refinancing in April 2014 as discussed in Note 1. No interest was earned by GSMC under the GE Mortgage in the three or six months ended June 30, 2015 as the GE Mortgage was refinanced in April 2014.

During the three and six months ended June 30, 2014, the Company paid approximately $21,049,000 of deferred financing fees, of which a fee of approximately $3,904,000 was paid to GSMC in connection with the origination of the GACC Loan, the loan originated by German American Capital Corporation in April 2014 to refinance the GE Mortgage. These deferred financing fees were transferred to WNT in connection with its exercise of the Purchase Option.

Also in connection with the refinancing of the GE Mortgage, the restriction on the payment of asset management fees terminated. In April 2014, the Company paid $4,650,000 in accrued asset management fees to RMD and RMD forgave $6,708,000 in accrued asset management fees. This forgiveness was recorded as an increase in equity as the indebtedness was forgiven by RMD, an affiliate of the Company.

4. PREFERRED STOCK:

Grace Acquisition I’s board of directors did not declare a dividend for the first or second quarter of 2015 due primarily to the potential obligation of the Company to pay the merger consideration contemplated under the stipulation and agreement of settlement (see Notes 1 and 7) and liabilities or potential liabilities arising from the transfer of its hotels. As of June 30, 2015, Grace Acquisition I had $92.8 million in accumulated, undeclared preferred stock dividends. Since at least six quarters of dividends on the Series B and C preferred stock are outstanding, the preferred shareholders are entitled to elect two members to the board of directors of Grace Acquisition I. Grace Acquisition I has attempted to hold three meetings to elect the new board members; however, at each meeting a quorum was not achieved and, therefore, an election did not occur.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS:

As cash and cash equivalents and restricted cash have maturities of less than three months, the carrying values of cash and cash equivalents and restricted cash approximate fair value (Level 1 of the fair value hierarchy). The carrying values of accounts receivable, accounts payable and accrued liabilities and accrued interest payable approximate fair value due to the short maturity of these instruments (Level 2 of the fair value hierarchy).

The fair value of the Company’s notes payable was approximately $184 million as of December 31, 2014. The fair value of the Company’s notes payable was estimated based on a discounted cash flow analysis using a discount rate representing the Company’s estimate of the rate that would be used by market participants (Level 2 of the fair value hierarchy). Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values.

6. PROPERTY TAX, GROUND LEASE, INSURANCE AND PROPERTY MANAGEMENT FEES:

Property tax, ground lease, insurance and property management fees from continuing operations consisted of the following (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Property tax	$6	$1,145	$540	$5,565
Ground lease	—	41	—	447
Insurance	—	289	134	1,384
Property management fees	—	696	311	2,890

	$6	$2,171	$985	$10,286

7. COMMITMENTS AND CONTINGENCIES:

The Company is involved in various legal proceedings and disputes arising in the ordinary course of business. The Company does not believe that the disposition of such legal proceedings and disputes will have a material adverse effect on the financial position, continuing operations or cash flows of the Company, other than as disclosed herein.

In September 2013, a putative class action lawsuit (the Johnson Lawsuit) was filed in the Chancery Court of Shelby County, Tennessee (the Chancery Court) by several current and former shareholders of the Series B and C preferred shares of Grace Acquisition I. The complaint, which alleges, among other things, breach of contract and breach of fiduciary duty that resulted in the loss of Series B and Series C preferred share value, names Grace Acquisition I, members of Grace Acquisition I’s board of directors, PFD Holdings, LLC (PFD Holdings), GS Group, Whitehall, Goldman Sachs Realty Management, L.P. and Grace I as defendants. On October 4, 2013, the defendants removed the case to the United States District Court for the Western District of Tennessee (the Federal Court). In November 2013, the plaintiffs filed a motion to remand the case back to the Chancery Court, which the defendants opposed. On July 28, 2014, the Federal Court denied the plaintiffs’ motion to remand. In addition, in January 2014, the defendants also filed a motion to dismiss the Johnson Lawsuit and the motion was fully briefed on April 24, 2014.

In October 2013, a similar lawsuit was filed by another plaintiff in the same Chancery Court (the Dent Lawsuit), alleging similar breaches against several of the same defendants named in the Johnson Lawsuit, in addition to a former member of the Company’s board of directors. In January 2014, the plaintiffs and defendants in the Dent Lawsuit agreed to stay that case until the motion to remand in the Johnson Lawsuit was decided. As stipulated by the parties, plaintiff must file any response to defendants’ motion to stay within ten business days after notice of the Federal Court decision denying the remand motion. Defendants notified plaintiff of the resolution of the remand motion in the Johnson Lawsuit, and plaintiff has not filed a response to the motion to stay.

In August 2014, the Company and the other defendants entered into a non-binding memorandum of understanding with respect to a settlement of the claims raised in the Johnson Lawsuit. On August 22, 2014, the parties notified the Federal Court of the proposed settlement, and the Federal Court agreed that the parties would no longer be subject to pending deadlines in the current scheduling order. On September 2, 2014, in light of the proposed settlement, defendants filed a motion to withdraw their motion to dismiss without prejudice to renew that motion if the proposed settlement of the Johnson Lawsuit does not become final. The Federal Court granted the motion. The parties submitted the proposed settlement stipulation and related papers to the Federal Court for approval on October 9, 2014, and filed additional papers in support of settlement on December 4, 2014 and March 20, 2015. The stipulation was preliminarily approved by the Federal Court on April 30, 2015 and remains subject to final approval by the Federal Court. A hearing on final approval is scheduled for September 11, 2015. The stipulation of settlement would settle claims with respect to two classes described in the Johnson Lawsuit: (1) the “Holder Class” consisting of any and all persons who, as of August 22, 2014 and through the effective time of the merger contemplated by the stipulation, hold the preferred stock, excluding defendants and their affiliates, persons who opt out of the Holder Class and holders of dissenting shares and (2) the “Seller Class” consisting of all persons who sold some or all of their shares of preferred stock between October 25, 2007 and October 8, 2014, inclusive, and suffered a loss, excluding the defendants, their affiliates and persons who sold shares to PFD Holdings, and persons who opt out of the Seller Class. The stipulation of settlement generally provides for the following: (1) the effectuation of a merger that will result in the exchange of $26.00 in cash for each share of Series B and C preferred stock outstanding (see Note 1); (2) the establishment of a $6 million fund to be distributed pursuant to a plan of allocation to members of the Seller Class; and (3) an award of $4 million in counsel fees, subject to approval by the Federal Court. Therefore, during the three months ended June 30, 2014, the Company accrued $24.25 million related to the agreement which is included in accounts payable and accrued liabilities in the accompanying condensed consolidated balance sheets and in contingent loss on litigation settlement in the condensed consolidated statements of operations and comprehensive loss. In June 2015, the Company paid $0.25 million to the trust created for the Seller Class and the Company anticipates funding the balance of the settlement with cash on hand or, if necessary, funding from Whitehall. The proposed settlement in the Johnson Lawsuit purports to encompass the claims asserted in the Dent Lawsuit. Ongoing defense costs will be expensed as incurred.

8. SUMMARIZED FINANCIAL INFORMATION ON SENIOR MEZZ:

The following table summarizes the condensed consolidated statement of operations for the six months ended June 30, 2015 of Senior Mezz (in thousands):

Six months ended June 30, 2015
Total hotel revenues	$68,744
Total operating expenses	85,004

Operating loss	(16,260)
Interest expense	(10,534)
Transaction expenses	(35,222)
Other, net	44

Net loss	(61,972)
Net loss attributable to non-controlling interests	1,858

Net loss attributable to the controlling interests	$(60,114)

(3) The deficit for combined fixed charge and preference stock dividends is as presented below for the fiscal years ended December 31, 2014 and 2013 and the six months ended June 30, 2015.

	6 months June 30, 2015	Year Ended December 31,
		2014	2013
Earnings
Loss from continuing operations before provision for income taxes and redeemable noncontrolling interests	$(32,703)	$(31,664)	$(63,532)
Equity in loss from Senior Mezz	1,858	1,429	—
Add:
Distributions from Senior Mezz	10	—	—
Interest on indebtedness	1,888	31,325	84,434

	$(28,947)	$1,090	$20,902

Fixed charges
Interest on indebtedness	$1,888	$31,325	$84,434

	$1,888	$31,325	$84,434

Preferred stock dividends
Preferred Series B	$3,773	$7,547	$7,547
Preferred Series C	2,700	5,400	5,400
Preferred Series D	1	3	3

	$6,474	$12,950	$12,950

Combined fixed charges and preferred stock dividends	$8,362	$44,275	$97,384

Deficit (Fixed charges)	$(30,835)	$(30,235)	$(63,532)

Deficit (Combined fixed charges and preferred stock dividends)	$(37,309)	$(43,185)	$(76,482)

(4) The Company’s book value per share of common stock as of June 30, 2015 was $(665,530) based on 100 shares of common stock outstanding and shareholders’ equity (deficit) of $(66,553,000) attributable to common stock.

(b)	Pro Forma Information.

Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations.

The Company bore all costs of the proxy solicitation. Proxies were solicited by mail, by telephone or by electronic means by officers, directors and regular employees of the Company. In addition, the Company utilized the services of Morrow & Co., LLC, an independent proxy solicitation firm, and will pay a customary fee, plus reimbursement of out-of-pocket expenses. The Company may also reimburse brokerage firms, custodians, nominees and fiduciaries for their expenses to forward proxy materials to beneficial owners.

(b)	Employees and Corporate Assets.

The information set forth above under Items 10(a) and 10(c) is hereby incorporated herein by reference.

Item 15	Additional Information

(b)	Golden Parachute Compensation.

None.

(c)	Other Material Information.

The information contained in all exhibits to the Proxy Statement is hereby incorporated by reference.

Item 16	Exhibits

(a)-(1) Proxy Statement of the Company, dated May 14, 2015 (including all annexes thereto, the “Proxy Statement”) (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-12073) filed with the SEC on May 18, 2015).

(a)-(2) Notice of Special Meeting of Shareholders, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Letter of Transmittal, incorporated herein by reference to the Proxy Statement.

(b) Not applicable.

(c) Not applicable.

(d)-(1) Stipulation and Agreement of Settlement, dated October 8, 2014, and preliminarily approved by the United States District Court for the Western District of Tennessee on April 30, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(d)-(2) the Agreement and Plan of Merger, dated as of May 10, 2015, by and among the Company, W2007 Grace II, LLC, W2007 Grace Acquisition II, Inc., and, solely for the purposes of certain payment obligations thereunder, PFD Holdings LLC, Whitehall Parallel Global Real Estate Limited Partnership 2007 and W2007 Finance Sub, LLC, incorporated herein by reference to Annex B to the Proxy Statement.

(d)-(3) Agreement and Plan of Merger, dated as of June 20, 2007, by and among Company Parent, the Company, Grace II, L.P., the Operating Partnership and Equity Inns, incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-12073) filed with the SEC on June 22, 2007.

(d)-(4) The Keepwell Agreement, effective as of October 25, 2007, by and between W2007 Grace I, LLC, and W2007 Grace Acquisition I, Inc., incorporated herein by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K (SEC File No. 001-12073) filed with the SEC on May 1, 2015.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Chapter 23 of the TBCA, incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2015

W2007 GRACE ACQUISITION I, INC.

By:	/s/ Gregory M. Fay
Name:	Gregory M. Fay
Title:	Vice President

W2007 GRACE II, LLC

By:	/s/ Gregory M. Fay
Name:	Gregory M. Fay
Title:	Manager

W2007 GRACE ACQUISITION II, INC.

By:	/s/ Gregory M. Fay
Name:	Gregory M. Fay
Title:	Vice President

W2007 GRACE I, LLC

By:	/s/ Gregory M. Fay
Name:	Gregory M. Fay
Title:	Manager

PFD HOLDINGS, LLC

By: W2007 Finance Sub, LLC, its Managing Member

By: Whitehall Street Global Real Estate Limited Partnership 2007, its Managing Member

By: WH Advisors, L.L.C. 2007, its General Partner

By:	/s/ Alan Kava
Name:	Alan Kava
Title:	Vice President

W2007 FINANCE SUB, LLC By: Whitehall Street Global Real Estate Limited Partnership 2007, its Managing Member

By: WH Advisors, L.L.C. 2007, its General Partner

By:	/s/ Alan Kava
Name:	Alan Kava
Title:	Vice President

Whitehall Parallel Global Real Estate Limited Partnership 2007:

By: WH Parallel Advisors, L.L.C. 2007, its General Partner

By:	/s/ Alan Kava
Name:	Alan Kava
Title:	Vice President

Whitehall Street Global Real Estate Limited Partnership 2007:

By: WH Advisors, L.L.C. 2007, its General Partner

By:	/s/ Alan Kava
Name:	Alan Kava
Title:	Vice President

The Goldman Sachs Group, Inc.

By:	/s/ Richard Friedman
Name:	Richard Friedman
Title:	Assistant Secretary

Todd Giannoble:

By:	/s/ Todd Giannoble

Greg Fay:

By:	/s/ Greg Fay

Brian Nordahl

By:	/s/ Brian Nordahl

Exhibit Index

(a)-(1) Proxy Statement of the Company, dated May 14, 2015 (including all annexes thereto, the “Proxy Statement”) (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-12073) filed with the SEC on May 18, 2015).

(a)-(2) Notice of Special Meeting of Shareholders, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Letter of Transmittal, incorporated herein by reference to the Proxy Statement.

(b) Not applicable.

(c) Not applicable.

(d)-(1) Stipulation and Agreement of Settlement, dated October 8, 2014, and preliminarily approved by the United States District Court for the Western District of Tennessee on April 30, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(d)-(2) the Agreement and Plan of Merger, dated as of May 10, 2015, by and among the Company, W2007 Grace II, LLC, W2007 Grace Acquisition II, Inc., and, solely for the purposes of certain payment obligations thereunder, PFD Holdings LLC, Whitehall Parallel Global Real Estate Limited Partnership 2007 and W2007 Finance Sub, LLC, incorporated herein by reference to Annex B to the Proxy Statement.

(d)-(3) Agreement and Plan of Merger, dated as of June 20, 2007, by and among Company Parent, the Company, Grace II, L.P., the Operating Partnership and Equity Inns, incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-12073) filed with the SEC on June 22, 2007.

(d)-(4) The Keepwell Agreement, effective as of October 25, 2007, by and between W2007 Grace I, LLC, and W2007 Grace Acquisition I, Inc., incorporated herein by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K (SEC File No. 001-12073) filed with the SEC on May 1, 2015.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Chapter 23 of the TBCA, incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.